October 7, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from August 1 2005 to September 30 2005.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

dlw 10/19

Yours faithfully,

By: ______________________

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED
FROM AUGUST 1, 2005 TO SEPTEMBER 30, 2005

A. ENGLISH LANGUAGE DOCUMENTS

1. Annual Report for fiscal 2004 (Exhibit A1)

B. JAPANESE LANGUAGE DOCUMENTS

1. Public Announcements (summary English translations attached):

(a) "Notice regarding Commencement of Takeover Bid for NIF Ventures" dated August 10, 2005 (Exhibit B1(a)).
(b) "Progress Report on the Plan for Strengthening the Financial Base" dated August 12, 2005 (Exhibit B1(b)).
(c) "Notice regarding Results of Takeover Bid for NIF Ventures" dated September 2, 2005 (Exhibit B1(c)).
(d) "The Summary of the Plan for Strengthening the Financial Base" dated September 6, 2005 (Exhibit B1(d)).
(e) "Plan for Strengthening the Financial Base" dated September 6, 2005 (Exhibit B1(e)).
(f) "Notice regarding Reset of Conversion Price of Type 3 Preferred Stock" dated September 8, 2005 (Exhibit B1(f)).

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>三井住友フィナンシャルグループ

【EDINETコード】	501094
【正式名称】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.

◉ 発行者の提出書類および関連書類　○ 発行者以外の提出書類および関連書類

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[提出書類一覧]	[提出日]	[トレイコード]
2005年提出書類		
■ 自己株券買付状況報告書(法24条の6第1項に基づくもの)	2005/09/15	0050BF4R
■ 自己株券買付状況報告書(法24条の6第1項に基づくもの)	2005/08/15	0050B9SI
■ 自己株券買付状況報告書(法24条の6第1項に基づくもの)	2005/07/15	0050B435
■ 有価証券報告書 - 第3期(平成16年04月01日 - 平成17年03月31日)	2005/06/30	0050AVG8
■ 自己株券買付状況報告書(法24条の6第1項に基づくもの)	2005/06/14	0050ANW1

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>三井住友銀行

【EDINETコード】	501097
【正式名称】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation

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□該当件数(179件) 1 - 20　(1 / 9)　NEXT

[提出書類一覧]	[提出日]	[トレイコード]
2005年提出書類		
■ 発行登録追補書類(株券、社債券等)	2005/09/22	0050BG22
■ 公開買付報告書	2005/09/02	0050BCIH
■ 変更報告書(特例対象株券等)	2005/08/15	005GB9PS
■ 公開買付届出書 - 対象企業 : [エヌ・アイ・エフ ベンチャ...]	2005/08/12	0050B95L
□ 意見表明報告書 - 提出者: [エヌ・アイ・エフ ベンチャ...]	2005/08/12	0050B9A0
□ 公開買付報告書	2005/09/02	0050BCIH

■ 発行登録追補書類(株券、社債券等)	2005/08/03	0050B6NN
■ 変更報告書(特例対象株券等)	2005/07/15	005GB418
■ 発行登録追補書類(株券、社債券等)	2005/07/06	0050B1NB
■ 訂正発行登録書	2005/06/30	0050B0Q5
■ 有価証券報告書 - 第2期(平成16年04月01日 - 平成17年03月31日)	2005/06/30	0050B0JL
■ 訂正発行登録書	2005/06/28	0050AVQJ
■ 臨時報告書	2005/06/28	0050AV31
■ 変更報告書(大量保有)	2005/06/22	005GARPF
■ 訂正発行登録書	2005/06/14	0050ANUV
■ 臨時報告書	2005/06/13	0050ANCG
■ 臨時報告書	2005/06/13	0050ANCJ
■ 変更報告書(大量保有)	2005/06/06	005GALS1
■ 訂正発行登録書	2005/06/01	0050AKQU
■ 臨時報告書	2005/06/01	0050AKGM
■ 大量保有報告書(特例対象株券等) - 発行会社 : [京阪神不動産]	2005/05/13	005GACD7
□ 変更報告書(特例対象株券等)	2005/08/15	005GB9PS
■ 変更報告書(特例対象株券等)	2005/05/13	005GACD5

通番	リリース日	適時開示	内　　容	SMFG	SMBC	国内	海外	英文	リリース	和文配信	英文配信
311	H17.8.10	○	エヌ・アイ・エフ　ベンチャーズ株式会社に対する公開買付けの開始に関するお知らせ	○		○	○	○	16:00	16:08	16:09
312	H17.8.12	○	経営健全化のための計画の履行状況に関する報告書	○		○	○	○	17:00	17:41	18:38
313	H17.9.2	○	エヌ・アイ・エフ　ベンチャーズ株式会社に対する公開買付けの結果に関するお知らせ	○		○	○	○	10:30	11:00	11:01
314	H17.9.6	○	経営の健全化のための計画	○		○	○	○	17:00	17:51	19:16
315	H17.9.6	○	「経営の健全化のための計画」の概要	○		○	○	○	17:00	17:51	19:16
316	H17.9.8	○	第三種優先株式の転換価額の修正に関するお知らせ	○		○	○	○	17:00	17:17	17:17
317	H17.9.26		投資家向けプレゼンテーション資料ＨＰ掲載のご案内（メリルリンチ日本証券主催ジャパンコンファレンス2005）	○		格付5社			-	11:35	-
318	H17.10.3		『Next W·ing プロジェクト室』の設置　～女性の視点に立った新しい金融サービス業へ～		○	○			16:30	10/4	-
319	H17.10.4		三井住友銀行及び三井住友カードとＪＲ東日本との業務提携について		○	○			14:30	15:28	-
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平成 17 年 8 月 10 日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号 8316）
株 式 会 社　三 井 住 友 銀 行

エヌ･アイ･エフ ベンチャーズ株式会社に対する公開買付けの開始に関するお知らせ

本日、株式会社三井住友銀行（本社：東京都千代田区、頭取：奥正之、以下三井住友銀行）は、エヌ･アイ･エフ ベンチャーズ株式会社（本社：東京都中央区、代表取締役社長：山村信一、ジャスダック上場、以下 NIF ベンチャーズまたは対象者）の発行済株式の 132,528 株（発行済株式数の 37.8%）を取得することを目的として、同社株式 70,613 株（同 20.1%）を追加取得するために同社株式の公開買付け（以下「本公開買付け」）を決定致しましたので、下記の通りお知らせ致します。

記

1. 公開買付けの目的

株式会社三井住友フィナンシャルグループ（本社：東京都千代田区、取締役社長：北山禎介）及び三井住友銀行の連結子会社である SMBC キャピタル株式会社（本社：東京都中央区、代表取締役社長：松田道弘、以下 SMBC キャピタル）は、株式会社大和証券グループ本社（本社：東京都千代田区、執行役社長：鈴木茂晴、以下大和証券グループ本社）の連結子会社である NIF ベンチャーズと平成 17 年 10 月 1 日を目処として合併し、エヌ･アイ･エフ SMBC ベンチャーズ株式会社として新たなスタートを切る予定ですが、三井住友銀行は、関係各社との協議の結果、合併後の新会社に対する持分比率を 40.0%とすることで合意しており、かかる持分比率を実現するために本公開買付けを実施します。

本公開買付けについては、対象者の親会社である大和証券グループ本社より、その保有する対象者株式の一部を本公開買付けに応募することについて同意を頂いております。最終的には、合併新会社に対する大和証券グループ本社の持分比率は 40.0%を超える水準となる見込みです。

上記の通り、本公開買付けは、SMBC キャピタルと NIF ベンチャーズの合併に伴う資本再構成のみを目的としていることから、対象者の上場は維持される見通しです。

2. 公開買付けの概要

(1) 対象者の概要：

① 商号　　　　　エヌ・アイ・エフ ベンチャーズ株式会社

② 主な事業内容　　ベンチャーキャピタル業務、バイアウト投資業務、ファンド設立・運営

③ 設立年月日　　昭和58年10月20日

④ 本店所在地　　東京都中央区京橋1丁目2番1号

⑤ 代表者　　　　代表取締役社長　山村　信一

⑥ 資本の額　　　16,267百万円

(注)平成17年3月31日現在の資本金に、平成17年7月29日に三井住友銀行が引受けた第三者割当増資による増加を加味して記載しております。

⑦ 大株主構成及び所有比率

株主名	所有比率
株式会社大和証券グループ本社	60.5%
株式会社三井住友銀行	17.7%
株式会社大和総研	3.1%
大和証券投資信託委託株式会社	1.7%
キッセイ薬品工業株式会社	1.3%
ﾀﾞｲﾜｾｷｭﾘﾃｨｰｽﾞｴｽｴﾑﾋﾞｰｼｰﾎﾝｺﾝﾘﾐﾃｯﾄﾞ	0.5%
ﾕｰﾋﾞｰｴｽ(ﾙｸｾﾝﾌﾞﾙｸﾞ)ｴｽ･ｴｲ	0.4%
日本ﾏｽﾀｰﾄﾗｽﾄ信託銀行株式会社(信託口)	0.3%
ｴﾇ･ｱｲ･ｴﾌﾍﾞﾝﾁｬｰｽﾞ従業員持株会	0.1%
三井住友海上火災保険株式会社	0.1%

(注)平成17年3月31日現在の株式数に、平成17年7月29日に三井住友銀行が引受けた第三者割当増資による増加を加味して記載しております。

⑧ 最近事業年度における業績の動向

(連結)　　　　　　　　　　　　　　　　　　　(単位：百万円)

項目	平成15年3月期	平成16年3月期	平成17年3月期
売上高	11,500	15,636	12,778
経常利益	▲3,124	502	255
当期純利益	▲9,635	554	▲8,406

⑨ 買付者との関係

三井住友銀行は、対象者の61,915株（所有比率17.7%）を保有しております。

(2) 買付けを行う株券等の種類：　普通株式

(3) 公開買付期間：

平成17年8月12日(金)～平成17年9月1日(木)の21日間

(4) 買付価格：　　　　　1株につき191,190円

(5) 買付価格の算定根拠：

公開買付者が提示する1株当り191,190円の買付価格は、平成17年8月9日までの過去1ヶ月間に株式会社ジャスダック証券取引所が公表した対象者の株式の普通取引の最終価格の平均値です。

(6) 買付予定株式数：　　70,613株

(注)応募株券の総数が買付予定株式数に満たないときは、その応募株券の全部の買付けを行いません。応募株券の総数が買付予定株式数以上のときは、按分して買付けを行います。

(7) 公開買付けによる所有株式数の異動

買付前所有株式数：　　　61,915株（所有比率　17.7%）

買付後所有株式数：　　　132,528株（所有比率　37.8%）

(注)所有比率は、平成17年3月31日現在の発行済株式総数に、平成17年7月29日に三井住友銀行が引受けた第三者割当増資による増加を加味した発行済株式総数350,675株を基準に算出しております。

(8) 買付けに要する資金：　　　約13,500百万円

(9) 公開買付開始公告：

平成17年8月12日(金)

(10) 公開買付代理人：　　　大和証券エスエムビーシー株式会社
　　　　　　　　　　　　　大和証券株式会社（復代理人）

3. 対象者との本公開買付けに関する合意の有無

本公開買付けは、対象者の賛同を得ております。

4. 今後の見通し

SMBCキャピタルとNIFベンチャーズは、平成17年10月1日を目処として合併し、長年培われた両社のベンチャーキャピタルとしてのノウハウに加え、三井住友フィナンシャルグループ及び大和証券グループ双方のネットワークとノウハウを総合的に活用することで、投資案件の発掘能力、提案力や経営サポート力を一段と強化し、アジアNo.1のベンチャーキャピタルファームを目指します。

以　上

【本件に関するお問い合わせ先】
広報部　石田　TEL：03-5512-2676

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation

Notice regarding Commencement of Takeover Bid for NIF Ventures

TOKYO, August 10, 2005 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG," Head Office: Chiyoda-ku, Tokyo; President: Teisuke Kitayama) and Sumitomo Mitsui Banking Corporation ("SMBC," Head Office: Chiyoda-ku, Tokyo; President: Masayuki Oku) announce that SMBC has decided to conduct a takeover bid (the "TOB") to acquire 70,613 shares (equivalent to 20.1% of the total outstanding shares of common stock) of NIF Ventures Co., Ltd. ("NIF Ventures," Head Office: Chuo-ku, Tokyo; President: Shinichi Yamamura) in order to increase SMBC's total holdings in NIF Ventures up to 132,528 shares (37.8%).

1. Purpose of TOB

SMBC Capital Co., Ltd. ("SMBC Capital," Head Office: Chuo-ku, Tokyo; President: Michihiro Matsuda), a consolidated subsidiary of SMFG and SMBC, plans to merge with NIF Ventures, a consolidated subsidiary of Daiwa Securities Group Inc. ("Daiwa Securities Group," Head Office: Chiyoda-ku, Tokyo; President and CEO: Shigeharu Suzuki), to form NIF SMBC Ventures Co., Ltd. ("NIF-SMBC") on October 1, 2005. SMBC has agreed with related parties to own 40.0% of the total outstanding shares of NIF-SMBC, and SMBC will conduct the TOB to raise its ownership to that target percentage.

Daiwa Securities Group, the parent company of NIF Ventures, has agreed to offer some of its shares of NIF Ventures to SMBC in the TOB. Ultimately, the ownership of Daiwa Securities Group in NIF-SMBC is expected to be more than 40.0%.

As mentioned above, this TOB will be conducted only for the purposes of restructuring the capital structure of NIF-SMBC before the scheduled merger. NIF Ventures will therefore continue to be listed on the JASDAQ Securities Exchange Inc. ("JASDAQ").

2. Outline of TOB

(1) Profile of NIF Ventures

a	Trade name:	NIF Ventures Co., Ltd.
b	Principle business:	Venture capital, buyout investment, fund establishment and management

c Established on: October 20, 1983

d Head office: 1-2-1, Kyobashi, Chuo-ku, Tokyo

e President: Shinichi Yamamura

f Capital: ¥ 16,267 million

(Note): The above figure is calculated by adding the additional capital as a result of the stock issuance subscribed for by SMBC on July 29, 2005, to the outstanding capital as of March 31, 2005.

g Major shareholders and percentage of ownership

Shareholders	Percentage of Ownership
Daiwa Securities Group Inc.	60.5%
Sumitomo Mitsui Banking Corporation	17.7%
Daiwa Institute of Research Ltd.	3.1%
Daiwa Asset Management Co., Ltd.	1.7%
Kissei Pharmaceutical Co., Ltd.	1.3%
Daiwa Securities SMBC Hong Kong Limited	0.5%
UBS (Luxembourg) SA	0.4%
Master Trust Bank of Japan, Ltd.	0.3%
NIF Ventures Employee Holdings	0.1%
Mitsui Sumitomo Insurance Co., Ltd.	0.1%

(Note): The above percentages are calculated based on the total number of outstanding shares, which are obtained by adding the additional number of shares as a result of the stock issuance subscribed for by SMBC on July 29, 2005, to the total number of outstanding shares as of March 31, 2005

h Recent financial results

(Consolidated) (¥ Million)

Fiscal year ended	March 2003	March 2004	March 2005
Net sales	11,500	15,636	12,778
Ordinary Profit	(3,124)	502	255
Net Income	(9,635)	554	(8,406)

i Relationship with SMBC

SMBC owns 61,915 shares (percentage of ownership: 17.7%) of NIF Ventures.

(2) Type of stock to be purchased:

Common stock

(3) Duration of TOB:

21 days, starting on Friday, August 12, 2005, and ending on Thursday, September 1, 2005

(4) TOB price:

¥191,190 per share

(5) Basis of TOB price calculation:

The TOB price is the average closing price of NIF Ventures' stock in ordinary transactions announced by JASDAQ over the one-month period ending August 9, 2005.

(6) Planned number of shares to be purchased:

70,613 shares

(Note): SMBC will not purchase any shares offered if the total number of shares offered is less than the planned number. SMBC will purchase the offered shares on a pro-rata basis if the number of total shares offered is more than the planned number.

(7) Change in ownership as a result of the TOB:

SMBC's ownership before the TOB: 61,915 shares (Percentage of ownership: 17.7%)

SMBC's ownership after the TOB: 132,528 shares (Percentage of ownership: 37.8%)

(Note): The above percentages of ownership are calculated based on 350,675 shares, which reflect the additional number of shares as a result of the stock issuance subscribed for by SMBC on July 29, 2005.

(8) Cost of purchase:

Approximately ¥ 13,500 million

(9) Public notification of start of the TOB:

Friday, August 12, 2005

(10) TOB agent:

Daiwa Securities SMBC Co., Ltd.

Daiwa Securities Co., Ltd. (sub-agent)

3. Agreement on TOB by NIF Ventures

NIF Ventures has agreed to the TOB.

4. Future Outlook

SMBC Capital and NIF Ventures will merge on October 1, 2005. The merged company will enhance their abilities to find new customers and support customers by utilizing the venture capital expertise accumulated by the two companies and tapping into the broad network and expertise of SMFG Group and Daiwa Securities Group. SMBC Capital and NIF Ventures aim to make the merged company the NO.1 venture capital firm in Asia.

File No. 82-4395
Exhibit B1(b)

経営の健全化のための計画の履行状況に関する報告書

平成 17 年 8 月

株式会社　三井住友フィナンシャルグループ

目　次

経営の概況

図 表

１．17年3月期決算の概況

(1) 三井住友銀行　(図表 1-1)

[業務粗利益]

17年3月期の業務粗利益は、将来的なリスク要因の削減のために、国債等債券に係る含み損処理を行ったことを主因として、計画を771億円下回る1兆5,229億円となりました。

[経費]

経費につきましては、人件費が人員の削減等により減少したことから、計画を176億円下回る5,824億円となりました。

[業務純益]

以上の結果、一般貸倒引当金繰入前の業務純益は計画を595億円下回る9,405億円となりました。

[臨時損益その他]

臨時損益に計上される不良債権処理損失額につきましては、1兆3,063億円となりました。なお、一般貸倒引当金はネットで戻し入れとなったことから、戻入益3,515億円を計上しており、不良債権処理損失額と一般貸倒引当金の戻入益を合計した与信関係費用は、計画を5,048億円上回る9,548億円となりました。

また、株式等関係損益につきましては、将来的リスクを抜本的に削減する観点から、債務者の金融支援目的で過去に取得した優先株の減損処理等を実施したことにより、1,187億円の損失となりました。

[経常利益]

以上の結果、経常利益は計画を5,517億円下回る717億円の損失となりました。

[特別損益]

特別損益は、動不動産処分損、退職給付会計基準変更時差異償却等により284億円の損失となりました。

[当期利益]

以上の結果、当期純利益は計画を 3,868 億円下回る 1,368 億円の損失となりました。

(2) 三井住友フィナンシャルグループ (図表 1-2)

17 年 3 月期連結決算は、三井住友銀行の損失計上を主因といたしまして、連結経常利益は 303 億円の損失、連結純利益は 2,342 億円の損失となりました。

また、17 年 3 月末の連結自己資本比率は、9.94%となりました(図表 2)。

(3) 剰余金の推移

以上の結果、17 年 3 月期における三井住友フィナンシャルグループ及び当社 100%出資子会社合算の剰余金につきましては、1 兆 6,488 億円となりました。

<u>＜剰余金の積み上がり状況＞</u>

(億円)

	16/3 月期実績	17/3 月期計画	17/3 月期実績
期末合算剰余金(注)	17,964	17,983	16,488
その他資本剰余金	8,985	8,985	8,985

(注)三井住友フィナンシャルグループ、三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所の剰余金合計

２．経営健全化計画の履行概況

(1) 業務再構築等の進捗状況

[個人金融ビジネス]

三井住友フィナンシャルグループ（以下、当社）におきましては、個人金融ビジネスを最注力分野の一つと位置付け、三井住友銀行（以下、当行）を中心として、コンサルティング・ビジネス、コンシューマー・ファイナンスビジネスと新たなビジネスマーケットを創出してまいりましたが、今後もグループ連結経営強化により、グループ全体として積極的かつ効率的な業務を展開することによって、お客さまサービスの拡充と一層の収益力強化を図ってまいります。

①コンサルティング・ビジネスの推進

当行では、富裕層・資産運用層・資産形成層の各々のお客さまに対し、質の高いコンサルティング・サービスを通じて、「資産運用」と「資金調達」の両面において金融商品・サービスを総合的に提供しております。

お客さまの「資産運用」につきましては、投資信託５５商品・投資型年金９商品（17年3月末時点）をはじめ、外貨預金・特約付預金等商品ラインアップの拡充を図ってまいりました。さらに、16年12月には証券仲介業務に参入し、リスクはあるものの高金利のリターンが期待できる外債等顧客ニーズに応じた新たな商品の取扱を開始するなど、より一層サービスの充実を図っております。

お客さまの「資金調達」に関しましては、住宅ローンにおいて16年11月から17年2月にかけ総融資枠・期間限定の特別金利キャンペーンを実施いたしました。また、17年4月には提携先からの物件購入の代金等割引やＡＴＭ時間外手数料の無料化等、金利以外のサービスをセットで提供する「マイホームプラス」の取扱を開始する等、新サービスの提供も積極的に行っております。

また、信託業法関連法令の改正を受けまして、相続・事業承継等多様な顧客ニーズに応えられる幅広く質の高いサービスを提供する商品の一つとして、17年2月1日より遺言信託業務の取扱を開始いたしました。なお、遺言書作成までの必要性は感じないも

のの、相続発生時にご家族へメッセージを残したいというお客さまのニーズに応えるため、17年4月よりOne’sメッセージサービスの取扱を開始しております。

休日の営業や相談専用ブースの設置等を特長とし、コンサルティング・サービスに特化した「ＳＭＢＣコンサルティングプラザ」につきましては、郊外ターミナルを中心に増設し、17年3月末で45拠点（16年3月末比＋39拠点）を設置しております。今後もお客さまの利便性向上を図るとともに、お客さまとの接点を強化していく観点から100拠点を目処に「ＳＭＢＣコンサルティングプラザ」を拡大していく予定であります。

②コンシューマー・ファイナンスビジネスの抜本的強化

当社は、17年4月に組織改定を行い、新たに「コンシューマービジネス統括部」を設置いたしました。同部におきまして、当行のコンシューマービジネス、及びコンシューマー・ファイナンス事業関連のグループ会社５社（三井住友カード株式会社、プロミス株式会社、アットローン株式会社、さくらカード株式会社、株式会社クオーク）を統括し、グループ全体で整合性あるコンシューマー・ファイナンスビジネスを展開してまいります。

当社グループとプロミスグループとの戦略的提携の一環として、17年3月に「株式会社クオーク」とプロミスの100％子会社の「株式会社ぷらっと」が業務提携ならびに資本提携を行うことに合意しております。6月には、クオークの信販ネットワークを通じた利便性の高い「ぷらっと」のローン商品提供の開始にあわせ、「ぷらっと」は「株式会社クオークローン」に商号変更いたしました。今後とも、お客さまの幅広い資金ニーズに積極的にお応えしてまいります。

また、当社とプロミス株式会社の業務提携基本契約に基づき、17年4月には、当行・プロミス・アットローンの3社によるコンシューマー・ファイナンス事業を開始いたしました。具体的には、3社が幅広い層のお客さまの資金ニーズにお応えするため、当行もしくはアットローンで審査結果がご希望に沿えなかった場合、お客さまのご希望によりアットローンもしくはプロミスのローン商品をご紹介するカスケードスキーム型の新型商品を提供いたします。申込方法といたしましては、3社がリモートチャネルの

専門拠点をそれぞれ開設し、電話、インターネットのほか、当行のＡＴＭコーナーに設置した 3 社の申込受付・審査が行える新型ローン契約機等による申込が可能となっており、高い利便性を提供しております。また、与信管理面では、当行及びアットローンのローン商品はプロミスが保証を行い、プロミスにおいて総合的に与信を管理してまいります。

③決済サービスの機能向上

当行のリモートバンキングサービスである「One’s ダイレクト」につきましては、「電子メールお知らせサービス」等お客さまのニーズに応えたサービスメニューの充実・利便性の向上に努めた結果、17 年 1 月に実施されたゴメス社のオンラインバンキング・ランキングで 3 期連続 1 位を獲得するなど、高い評価を得ております。

なお、「One’s ダイレクト」の 17 年 3 月末の契約者数は約 577 万人と、16 年 3 月末比約 96 万人増加しております。

また、17 年 4 月に株式会社エヌ・ティ・ティ・ドコモ（以下、ＮＴＴドコモ）と当社、当行、三井住友カードは、携帯電話を活用したクレジットカード業務である、おサイフケータイ (*) による新クレジット決済サービス事業の共同推進を中心とした業務・資本提携に合意いたしました。7 月 11 日には、三井住友カードの発行済み株式総数の 34％に相当する普通株式を増資引受等によりＮＴＴドコモが取得しており、今後とも携帯電話を活用した新クレジット決済サービスを確立し、お客さまのさまざまなニーズにお応えしてまいります。

(*) おサイフケータイはＮＴＴドコモの登録商標です。

④効率的なオペレーションの徹底

当行は、17 年 4 月より、お客さまに対するサービス品質の一層の向上と業務推進力の強化を目的として、新支店運営体制への移行を進めております。新支店運営体制とは、これまでの支店を「個人のお客さまを対象とした業務推進」を担う「支店」と、「事務／管理」を担う「支店サービス拠点」とに分離、支店は業務推進に特化する一方で、支店サービス拠点では、質の高い事務の提供を通じたお客さまの満足度向上、高度なコンプライアンス／事務リスク管理、効率的な事務運営に注力するものであります。18 年 3

月期より順次対象を拡大し、19年3月期中には全店で移行を完了する予定であります。

［法人金融ビジネス・投資銀行ビジネス］

当行の法人金融、投資銀行ビジネスにおいては、強固な取引基盤をベースに、サービスの一段の向上と法人金融ビジネスのリスク勘案後収益力の強化を進めております。

①リスク・リターンの適正化とリスクテイク能力の強化

これまで、当行ではリスクに見合った適正なリターンを確保する新たな取引関係の構築、すなわち融資慣行の見直しに取り組むとともに、当行のリスク管理能力を継続的に高度化していくことによって、新たなリスクテイク商品を積極的に開発・投入してまいりました。この結果、中小企業向け貸出という当行にとって極めて重要な戦略的マーケットにおいて新たなビジネスの創出に一定の成果を収めてまいりました。

17年3月期には、原則無担保・第三者保証不要としたリスクテイク商品「ビジネスセレクトローン」や「Ｎファンド」に加え、新たに、成長企業向けの技術力・ビジネスモデル等の成長性を評価して融資する「Ｖファンド」や、業績回復が見込まれる企業等に対して、前年度決算に加え企業業績の回復トレンドを先取りして融資する「業績回復ローン」等の新規商品を投入し、お客さまの多様なニーズにお応えするとともに、リスクテイク貸金をより一層推進した結果、リスクテイク商品全体の17年3月期取組み額は約3兆6,700億円と前年比で約3割の増加を達成し、確実にマーケットを拡大してまいりました。

17年4月には、年商30億円未満のお客さまを対象とした、借入上限が「ビジネスセレクトローン」の2倍にあたる1億円以下となる原則無担保・第三者保証不要の新商品「ＳＭＢＣ-クレセルローン」の取扱を開始するなど中小企業向け貸出の増強に、より一層注力してまいります。

②金融ソリューション提供力の強化

大企業及び中堅・中小企業のお客さまの企業価値向上に向け、法人部門、企業金融部門のお客さまとのリレーションシップと投資銀行部門が持つ専門的なノウハウを積極的に活用し、ソリューション提案型営業を推進しております。

特に、シンジケーション業務におきましては、効果的かつ効率的なデットＩＲ戦略を提案するなど、引き続きお客さまの円滑な資金調達をサポートしてまいりました結果、17年3月期の国内シンジケートローンの組成額は約670件/6兆1,000億円と、前年比件数ベースで約180件、組成額で約7,000億円の増加となりました。

シンジケーション業務のほか、流動化業務、不動産ファイナンス業務等、投資銀行業務の業容拡大にあわせ、金融ソリューション提供力の一層の強化を目的として、17年4月に組織改定を行っております。具体的には、業容拡大に対応してシンジケーション業務と流動化業務を所管してきた投資銀行営業部をシンジケーション営業部とアセットファイナンス営業部に分離するとともに、ストラクチャードファイナンス営業部で手がけてきた不動産ファイナンス業務について、今後の更なる業容拡大を展望し、新たに不動産ファイナンス営業部を設置しております。

[国際金融ビジネス]

アジアにおきましては、当行が16年12月に中国杭州支店及びベトナムハノイ市に駐在員事務所を新設しました。一方、インドにおきましては、17年2月にムンバイ支店及びニューデリー支店を業務提携先であるスタンダード・チャータード銀行に譲渡いたしました。このように、アジアでの拠点戦略において選択と集中を図り、経営資源の戦略的配分を進め、進出が続く日系企業の現地に於ける金融サポートと現地有力企業との取引拡大により業務基盤を強化しております。

欧州におきましては、機動的な業務展開の中核的プラットフォームを展望してロンドンに設立いたしました欧州三井住友銀行が、17年2月にパリ支店を開設し、当行パリ支店の業務を引き継ぎました。ＥＵの中核マーケットの一つであるフランスにおいて、経営の効率化を図るとともに、従来以上の顧客対応力とサービス提供体制を整備してまいります。

米州では、高格付先への積極的なアセット投入によって非日系企業顧客との取引基盤拡大を進めるとともに、リスクテイク手法の多様化等を通じた高収益業務への取組を強化しております。

(2) 経営合理化の進捗状況　（図表 6）

［役職員数］

17 年 3 月末の役員数は、計画を 3 名下回る 25 名となりました。また、従業員数は、16 年 3 月末比 1,328 名減少の 21,020 名となり、計画を達成いたしました。

［国内店舗・海外拠点数］

17 年 3 月末の国内本支店数は、都心店の更なる効率化の観点から、12 ヵ店の店舗統合を行なった一方、コンサルティング・ビジネス推進のため 16 年 6 月に品川支店を、16 年 10 月に二子玉川支店を開設したことから、16 年 3 月末比 10 ヵ店減少の 425 ヵ店となり、計画を達成いたしました。

また、17 年 3 月末の海外支店数は 16 年 3 月末比 3 ヵ店減少の 17 ヵ店となり、計画を達成いたしました。これは、16 年 12 月に中国杭州支店を開設した一方で、インドにおいてスタンダード・チャータード銀行と業務提携を行い、同行にムンバイ支店とニューデリー支店を譲渡したこと、及び欧州において欧州三井住友銀行にロンドン支店とパリ支店の業務を引き継ぎの上、廃止したことによるものであります。

［人件費＋物件費］

17 年 3 月期の人件費＋物件費合計につきましては、5,445 億円と計画比 211 億円の削減を実現いたしました。

人件費につきましては、従業員給与の 9 年連続ベア凍結や人員の削減を引き続き進めた結果、2,053 億円と計画比 305 億円の削減となりました。

物件費につきましては、3,391 億円と計画比 93 億円の増加となりました。機械化関連費用につきましては、ＡＴＭ等機器の新札対応やＩＣカード発行等を実施する一方、システムメンテナンス費用の見直しを引き続き進めたことから、計画比 33 億円の削減となりました。また、除く機械化関連費用につきましては、16 年 3 月期に完了した支店事務処理のＨＵＢ＆スポーク体制への移行や融資・市場関連事務のアウトソースに加え、ミドル・スモール層向け貸金や住宅ローン業務の強化に際し、外部労働力の投入を進めたこと等から、計画比 126 億円の増加となりました。

(3) 不良債権処理の進捗状況

当行は、17 年 3 月期をバランスシートのクリーンアップ総仕上げの年と位置付け、不良債権のオフバランス化や企業再生・再建に積極的に取り組むなど、財務体質の抜本的な強化に努めてまいりました。14 年 3 月末に不良債権残高 5 兆 9,203 億円、不良債権比率で 8.9%となっておりましたが、不良債権比率の半減目標を 16 年 9 月末に前倒しで達成し、さらに 17 年 3 月末には不良債権残高を 1 兆 8,246 億円まで削減、不良債権比率も 3.3%まで低下いたしました。

14 年 12 月に設置した戦略金融部門は、不良債権問題の抜本的解決に向け取引先企業の再生や事業再編に集中的に取組むため、既存の融資業務関連各部を集約するとともに、専門スキルを有する人材を行内横断的に集め、外部専門家等も活用しつつ、企業再生や事業再編に注力してまいりました。その結果、前述の通り 17 年 3 月末に不良債権問題に決着をつけましたことから、戦略金融部門は 17 年 3 月末をもって廃止いたしました。戦略金融部門で蓄積したノウハウは、今後も業務推進に積極的に活用し、企業再生・事業再編等、新たなビジネスへの取組みを強化してまいります。

また、今後の不良債権問題の再発防止の観点から、大口与信先や与信ポートフォリオの状況をふまえ、機動的かつ適切なリスクコントロールを図るとともに、与信運営上の健全なガバナンス体制確保を目的として、17 年 6 月、部門横断的協議機関となる「信用リスク委員会」を設置しております。

17 年 3 月末の開示債権につきましては、16 年 3 月末比 9,866 億円減と約 4 割の削減を実施しました。これは、破綻懸念以下先の債権につきまして債権売却、直接償却等により、オフバランス化を年間 1 兆 7,624 億円実施したほか、要管理債権につきましても、企業の再生努力に積極的に関与してきたこと等によって、16 年 3 月末対比 7,950 億円の削減を行ったことによるものです。

一方、17 年 3 月期の与信関係費用につきましては、不良債権問題の決着をはかる過程で、オフバランス化を促進するとともに、従来以上に保守的なスタンスに立脚した将

来リスクへの対応強化を行った結果、計画を5,048億円上回る9,548億円を計上いたしました。また、グループ連結での与信関係費用は、ローン保証を営む子会社で引当増強を図ったこと等から、1兆1,968億円となりました。

なお、当行は経済合理性、経営責任の明確化、社会的影響を考慮した上で、17年3月期中に6社で1,363億円の債権放棄を実施しております。

(4) 国内向け貸出の進捗状況

[17年3月期の実績等の状況]

当行における17年3月期の国内貸出(インパクトローンを除く実勢ベース)は、法人向け・個人向けともに増加となり、16年3月末比2兆416億円の増加となりました。なお、最注力分野であります中小企業向け貸出については、16年3月末比5,325億円の増加と年間計画である700億円を大幅に上回る実績となりました。今後とも、健全な経営内容の中小企業に対する円滑な資金供給に本支店一体となり引き続き積極的に取り組んでまいります。

なお、17年3月期実績については、早期健全化法に規定されている中小企業向け貸出の趣旨に反するような貸出は含まれておりません。

[16年度下期の中小企業向け貸出の増強に向けた取組について]

当行におきまして、健全な経営内容の中小企業に対して円滑な資金供給を行うことは、金融機関の社会的責務と認識し、中小企業向け貸出の増強に向けて多様な施策を講じ、本支店一体となって最大限努力しております。

特に、リスクテイク対応力強化による「資金供給能力の向上」に向け、適正利鞘の確保を前提とした原則無担保の「リスクテイク商品」を引き続き推進し、健全な経営内容の中小企業等の多様な資金ニーズに対しまして積極的な対応を実施しております。

なお、16年度下期の推進体制と主な施策は以下の通りであります。

<推進体制>

①法人営業部（17年3月末　183部）

「法人営業部」は中堅･中小企業との取引深耕及び新規取引先開拓を主たるミッションとし、中小企業の資金需要の発掘・資金ニーズへの対応に最大限注力しております。

②ビジネスサポートプラザ（17年3月末　32部）

「ビジネスサポートプラザ」は、中小企業のあらゆるニーズに対応する専門拠点としており、信用保証協会保証付貸出や「ビジネスセレクトローン」等の定型商品を中心に、中小企業の資金需要の発掘・対応に注力しておりますが、16年度は新たに2拠点を設置いたしました。また、「法人プロモーションオフィス」は所謂法人向けコールセンターであり、広告等のお問い合わせへの対応といったお客さまの利便性向上の観点からのインバウンド活動に加え、中小企業の資金需要の発掘の観点からの積極的なアウトバウンド活動も行っております。

③法人営業所（17年3月末　8営業所）

当行の拠点がない店舗空白地における新規マーケットの開拓を目的に、法人の専門拠点である「法人営業所」を15年度より設置しております。少人数体制で「ビジネスセレクトローン」等の定型商品の販売を主とした貸金業務に特化することにより、ローコスト且つ効率的に中小企業向け貸出の拡大を図っております。

④法人営業グループ・ビジネスサポートプラザオフィス等（17年3月末　68ヵ所）

個人取引を対象とした支店はあるものの法人拠点がない地域に、最寄の「法人営業部」または「ビジネスサポートプラザ」の出先として、「法人営業グループ」または「オフィス」を少人数体制として15年1月より設置しております。また、更なる少人数体制として「法人営業デスク」を17年2月に34ヵ所設置いたしました。既存法人拠点の統廃合により広域化したマーケットを再分割することで、中小企業のお客さまに対するきめ細かな対応を可能とし、「ビジネスセレクトローン」等の定型商品の販売を主体に中小企業向け貸出の拡大を図っております。

＜16 年度下期に実施した主な施策＞

① 推進体制の強化

「中小企業専担部付部長」等の人員の追加配置

ミドルマーケット等に対してきめ細かく取り組むべく「中小企業専担部付部長」を法人営業部に配置しておりましたが、実績面で一定の成果が認められ、お客さまからの評価も良好であることから、16 年度下期は 4 名、年間で 24 名を追加で配置いたしました。

また、「ビジネスセレクトローン」等のリスクテイク商品の取組強化の観点より、16 年度下期でビジネスサポートプラザ及び法人プロモーションオフィスに 47 名の追加人員を投入いたしました。

②商品の拡充・推進

a．「ビジネスセレクトローン」の推進

スモールマーケット向けの主力商品である「ビジネスセレクトローン」につきましては、マスメディア等による広告に加え、法人プロモーションオフィスを通じた顧客開拓等、積極的な販売活動を行い、16 年度下期には約 3 万 300 件、約 9,100 億円の取組実績をあげることが出来ました。

b．「Nファンド」の推進

ミドルマーケットに対しましては、採り上げ基準を標準化・簡素化したリスクテイク商品である「Nファンド」を積極的に推進いたしました。この結果、「Nファンド」は、16 年度下期には、約 2 万 800 件、約 1 兆 100 億円の投入を行うことが出来ました。

c．その他「リスクテイク商品」の推進

ミドルマーケットを主な対象とした「CLO方式」による資金提供スキーム「SMBC-CLO」は、16 年度下期に第 5 回の募集を行い、約 1,700 件、約 1,200 億円の取組実績となりました。

その他、16 年度上期から新たに投入した成長企業向けの「Vファンド」や業績回復が見込まれる企業に対する「業績回復ローン」等の新商品の取扱も順調に伸び、その結果として、「ビジネスセレクトローン」「Nファンド」を中心とした「リスクテイク商

品」の16年度下期の取組実績は、約5万3,200件、約2兆600億円となりました。

d．その他

財務内容が良好な中小企業の起債ニーズへ対応すべく、純資産額1億円以上5億円未満の法人に対する「小口銀行保証付私募債」の16年度下期の取組実績は、約130億円となりました。

また、取引の裾野を拡大することを目的に16年12月に川崎市信用保証協会との提携商品「クイック保証」の取扱を開始し、17年2月には東京都信用保証協会との提携商品である「プレミアム提携保証」の取扱を開始する等、17年3月末迄の累計で10地域信用保証協会、15提携商品の取扱となり、これらの提携商品の16年度下期の取組実績は約500億円となりました。

(5) 公的資金の一部返済について

当社は、整理回収機構にお引受けいただいております公的資金の一部を前倒しで返済いたしました。

具体的には、第一種優先株式及び第三種優先株式の一部（合計2,010億円）に関し、整理回収機構を通じ預金保険機構に対しまして、普通株式への転換及び転換後の普通株式の処分について申出を行い、16年9月30日に承認いただきました。

本件により、同日付で転換された普通株式につきましては、16年11月2日に売却が完了した旨、預金保険機構より公表されております。なお、16年11月2日、当社は東証ToSTNeT-2（終値取引）により、対当する自己株式の買付を実施いたしました。

(6) 配当政策の状況及び今後の考え方

当社におきましては、これまでも業務の再構築、リストラによる更なる経費効率化、財務基盤の強化等を実現してまいりましたが、一層の収益力強化を着実に実施し、内部留保を蓄積することにより、Tier I資本を質・量共に充実させることを基本方針としております。

17 年 3 月期の配当につきましては、当行の当期損益が不良債権処理損失の増加から計画比大幅に下振れ、当社連結決算も赤字となりましたことから、1 株当たりの普通株式配当を当初業績予想及び現計画対比 1,000 円減配し、3,000 円といたしました。当社といたしましては、グループ全体の経営安定性確保の観点から社外流出を抑制する必要がある一方、17 年 3 月期においても十分な配当可能利益を確保していることも踏まえ、安定配当の観点より 3 年連続の据え置きとしたものであります。なお、17 年 3 月期中に公的資金 2,010 億円の買入を実施した一方、17 年 3 月には 2,100 億円の社債型優先株による資本増強を図りましたことから、17 年 3 月末の当社連結自己資本比率は 9.94％を確保しております。

今後とも、グループ収益力を早期に強化し、自己資本の一層の充実を図った上で、株主重視の考え方に則った配当方針を展望してまいります。

(7) 当期利益の計画比大幅未達について

[17 年 3 月期について当期利益の実績が経営健全化計画の計画値より下振れした理由]

当行における 17 年 3 月期の当期利益は、1,368 億円の損失と経営健全化計画における当期利益の計画値 2,500 億円を 3,868 億円下回る結果となりました。これは、計画策定時の想定を上回ってデフレが長期化する中、不良債権問題に決着をつけ、18 年 3 月期以降の与信関係費用を巡航速度化し、確実に業績回復が果たせるよう、17 年 3 月期に不良債権及び債務者の金融支援目的で過去に取得した優先株式等に係る財務上の抜本的な処理を行ったことによるものであります。

具体的には、①金融再生プログラムの趣旨等も踏まえ、オフバランス化を促進したことや、従来以上に保守的なスタンスに立脚した将来リスクへの対応強化を行った結果、与信関係費用が計画値を 5,048 億円上回ったこと、②さらに、債務者の金融支援目的で過去に取得した優先株式について、将来リスク削減の観点から償却コストを 2,115 億円計上したこと、の 2 つが当期利益の下振れの主因であります。

［業務純益ＲＯＥの状況］

当行における 17 年 3 月期の業務粗利益は、計画を 771 億円下回る 1 兆 5,229 億円、経費につきましては、計画比 176 億円の削減となる 5,824 億円となりましたことから、業務純益(一般貸倒引当金繰入前)は、9,405 億円と計画を 595 億円下回り、計画比 6%の未達となりました。一方、自己資本につきましては、日経平均株価が計画前提を大幅に上回っていることに伴う有価証券評価益の増加を主因として 2 兆 8,118 億円（平残）と計画比 4,143 億円の 17%増加となっており、業務純益ＲＯＥ(一般貸倒引当金繰入前)は 33.44%と計画値の 41.71%に比して 2 割下回る実績となりました。

［業務改善命令について］

当社は、「経営健全化計画に係る 17 年 3 月期の収益目標と実績とが大幅に乖離していることなどから、経営健全化計画の履行を確保するための措置を講ずる必要があると認められる」ことを理由として、7 月 22 日、金融庁より、金融機能の早期健全化のための緊急措置に関する法律第 20 条第 2 項および銀行法第 52 条の 33 第 1 項の規定に基づき、行政処分（業務改善命令）を受けました。

命令の内容は、以下の通りであります。

○抜本的な収益改善のための方策を織り込んだ業務改善計画を 8 月 26 日までに提出すること。

○業務改善計画を着実に実施すること。

○上記業務改善計画提出後、同計画の履行が確保されていると認められるまでの間、17 年 9 月期を初回として、四半期ごとの実施状況を 2 ヶ月以内に報告すること。

当社といたしましては、かかる処分を受けましたことを真摯に受け止め、引き続き経営努力を重ね、収益力の強化を通じ、公的資金の早期返済に向けて全力で取り組んでまいります。

なお、業務改善計画の内容は、今後提出いたします経営健全化計画に織り込むことといたします。

⑻劣後債の引受け又は劣後ローンによる貸付けその他の方法による子会社の財務内容の健全性の確保

当社は、グループの自己資本充実を目的として、劣後債又は劣後ローンその他の方法による資金調達を行うことがありますが、当該資金は子会社の財務の健全性を確保するために、子会社が発行する社債の引受け又は子会社への貸付金に使用してまいる所存であります。

なお、当社におきましては、現在、劣後特約付債務はございません。

⑼責任ある経営体制の確立のための方策

【監査機能強化・経営における牽制態勢強化の取組み】

当社では、取締役会の機能を補完するため、「リスク管理委員会」「報酬委員会」「人事委員会」の3つの取締役会内部委員会を設置してまいりましたが、監査機能を強化するため、17年6月、新たに「監査委員会」を設置いたしました。同委員会では、社外取締役を委員長に選任し、グループ全体の内部監査に関する重要な事項を審議してまいります。

また、取締役会の下に、グループ全体の業務執行および経営管理に関する最高意思決定機関としてグループ経営会議を設置しておりますが、17年6月、グループ経営会議の一部を構成する会議として「内部監査会議」を設置いたしました。同会議では、グループ経営会議を構成する役員に内部監査部署の長を加え、監査に関する事項の協議を行ってまいります。

当行におきましては、17年6月、取締役会の実効性を強化するため、新たに社外取締役2名を選任いたしました。また、当社と同様、監査機能強化の観点から、経営会議の一部を構成する会議として「内部監査会議」を設置しております。

【ＣＳＲへの積極的な取組み】

三井住友フィナンシャルグループは、ＣＳＲに積極的に取り組んでおります。

当社グループでは、グループ各社がそれぞれの事業を遂行する中で、当社グループの

発展を追求するだけでなく、株主、お客さま、社会等のステークホルダーにバランスよく付加価値を提供し、その結果として社会の持続的な発展にも貢献していくことが、企業としての社会的責任と考えております。

これまで当社グループが取り組んできた活動のうち、当行の活動例を挙げると以下の通りです。

○店頭窓口担当者を中心とした手話講習会の開催を通じて、聴覚障害者の利便性を向上

○被災地域の企業に対するファンドの取扱を通じて、被災企業の復興を支援

○エコファンドの販売、リサイクル発電事業にかかるプロジェクトファイナンスのアレンジ、Ｗｅｂ通帳の提供等を通じて、環境問題に貢献

○従業員による社会貢献活動を推奨、支援

○退職者再雇用制度の導入、育児・介護休業制度の改定等を内容とする「従業員サポートプログラム」を通じて、従業員が働きやすい職場を創出

さらに、17 年 4 月には、企画部を事務局として「グループＣＳＲ委員会」を設置いたしました。また、当行におきましても、「ＣＳＲ委員会」を設置するとともに、経営企画部の部内室として「ＣＳＲ室」を設置いたしました。

また、17 年 6 月には、以下に記載の「ビジネス・エシックス」を、当社・当行グループにおけるＣＳＲの共通理念として定めました。なお「ビジネス・エシックス」は、これまで、「ＳＭＦＧにおけるコンプライアンスに関する共通理念」として位置づけられていたものを「ＳＭＦＧ・ＳＭＢＣグループにおけるＣＳＲに関する共通理念」として、その位置づけを変更したものであります。

【ビジネス・エシックス】

①お客さま本位の徹底

私たちは、お客さまに支持される企業集団を目指します。

そのために、常にお客さまのニーズに合致するサービスが何かを考え、最良のサービスを提供することにより、お客さまの満足と信頼を獲得します。

②健全経営の堅持

私たちは自己責任原則に基づき、公正、透明かつ健全な経営を堅持する企業集団を目指します。

そのために、株主、お客さま、社会等のステークホルダーとの健全な関係を維持しつつ、効率性と長期的視点に立った業務運営、適時かつ正確な情報開示を通じ、持続的な成長と健全な財務体質を堅持します。

③社会発展への貢献

私たちは、社会の健全な発展に貢献する企業集団を目指します。

そのために、企業の公共的使命と社会的責任を自覚し、広く内外経済・産業の安定的な発展に貢献する業務運営に努めると共に、「良き企業市民」として社会貢献に努めます。

④自由闊達な企業風土

私たちは、役職員が誇りを持ちいきいきと働ける企業集団を目指します。

そのために、人間性を尊重すると共に高い専門性を持つ人材を育成し、もって、自由闊達な企業風土を醸成します。

⑤コンプライアンス

私たちは、常にコンプライアンスを意識する企業集団を目指します。

そのために、私たちは、業務の遂行において常に、私たちのビジネス・エシックスを意識すると共に、監査や検査の指摘に対する速やかな行動を確保し、もって、法令諸規則や社会の良識に則した企業集団を確立します。

当社グループでは、「ビジネス・エシックス」を踏まえ、ＣＳＲへの取組みを一層強化してまいります。

【情報開示に関する取組み】

当社及び当行では、これまでも、アニュアルレポート、ディスクロージャー誌等の刊行物、適時開示情報等の記載内容の充実、ホームページ等を積極的に活用することで、お客さま、株主、投資家等が迅速かつ簡単に様々な経営・財務情報にアクセス出来るよう努めてまいりました。さらに、17年5月には、当社において以下のディスクロージャーポリシーを定めるとともに、本ポリシーの実効性を確保するため、当行及び当社それぞれにおいて「情報開示委員会」を設置いたしました。同委員会では、情報開示の適正性、情報開示にかかる内部統制の有効性を検証、改善策の協議を行ってまいります。

【ディスクロージャーポリシー】

1．重要情報の開示

当社は、重要情報を開示するにあたり、証券取引法その他の関係法令及び証券取引所の規則等を遵守し、お客さま、株主、投資家の方等に対して適時適切に行うように努めます。

2．自主的な情報の開示

当社は、お客さま、株主、投資家の方等が当社の実態を正確に認識し判断できるように、重要情報の開示に加えて、財務内容、経営方針、業務戦略等に関する自主的な情報開示の充実に努めます。

3．公平な情報開示

当社は、上記の情報開示を行うにあたり、特定の者に対する選択的開示とならないように配慮し、公平な情報開示の実現に努めます。

4．社内体制の整備

当社は、上記の情報開示を適切に行えるように、社内体制の整備・充実に努めます。

なお、当社及び当行の経営諸会議・委員会の状況につきましては、（図表8）、担当業務別役員名の一覧については、（図表9）の通りであります。

以　上

(図表1－1)収益動向及び計画[(株)三井住友フィナンシャルグループ]

持株会社　14年12月　設立

	15/3月期 実績	16/3月期 実績	17/3月期 計画	17/3月期 実績	備考
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	27,862	33,606	33,912	34,784	
貸出金	190	400	400	400	
有価証券	27,172	32,500	32,461	33,682	
総負債	1,319	2,319	2,500	3,328	
資本勘定計	31,561	31,727	31,543	33,196	
資本金	12,477	12,477	12,477	13,527	
資本準備金	17,473	12,478	12,478	13,528	
その他資本剰余金	-	4,995	4,995	4,995	
利益準備金	5	-	-	-	
剰余金　(注)	1,610	1,787	1,597	3,845	
自己株式	▲ 4	▲ 10	▲ 4	▲ 2,699	※1
(収益)					(億円)
経常利益	1,196	512	557	2,534	
受取配当金	1,283	473	522	2,517	
経費	10	30	35	26	
人件費	4	17	18	12	
物件費	6	13	17	14	
特別利益	-	-	-	-	
特別損失	-	-	-	-	
税引前当期利益	1,196	512	557	2,534	
法人税、住民税及び事業税	2	0	17	△ 3	
法人税等調整額	△ 53	7		15	
税引後当期利益	1,247	505	540	2,522	
(配当)					(億円、円、%)
配当可能利益	1,606	6,773	6,588	6,141	
配当金総額(中間配当を含む)	333	464	522	444	
普通株配当金	174	174	232	176	
優先株配当金＜公的資金分＞	145	145	145	127	
優先株配当金＜民間調達分＞	14	145	145	141	
1株当たり配当金(普通株)	3,000	3,000	4,000	3,000	
同(第一種優先株)	10,500	10,500	10,500	10,500	
同(第二種優先株)	28,500	28,500	28,500	28,500	
同(第三種優先株)	13,700	13,700	13,700	13,700	
同(第四種優先株1～12回)	19,500	135,000	135,000	135,000	
同(第四種優先株13回)	3,750	67,500	67,500	67,500	
同(第六種優先株1回)	-	-	-	728	
配当率(優先株＜公的資金分＞)	1.11	1.11	1.11	1.15	
配当率(優先株＜民間調達分＞)	0.28	2.93	2.93	2.96	
配当性向	15.99	80.97	92.80	7.81	
(経営指標)					(%)
ROE(当期利益/資本勘定<平残>)	4.69	1.59	1.70	7.77	
ROA(当期利益/総資産<平残>)	4.47	1.50	1.59	7.25	

(注)利益剰余金のうち、利益準備金以外のもの。

(図表1－1)収益動向及び計画[三井住友銀行(単体)]

	15/3月期 実績(注1)	16/3月期 実績	17/3月期 計画	17/3月期 実績	備考
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	989,227	945,066	913,000	960,298	
貸出金	593,914	542,449	557,000	508,089	
有価証券	231,304	238,151	201,000	237,030	
特定取引資産	11,856	29,937	12,000	51,288	
繰延税金資産<末残>	18,146	15,905	16,400	15,022	
総負債	953,962	923,624	890,000	938,449	
預金・NCD	645,765	625,534	589,000	652,276	
債券	－	－	－	－	
特定取引負債	2,424	18,425	2,000	40,064	
繰延税金負債<末残>	－	－	－	－	
再評価に係る繰延税金負債<末残>	579	555	536	900	
資本勘定計	22,792	28,709	24,964	27,527	
資本金	5,600	5,600	5,600	6,650	
資本準備金	8,797	8,797	8,797	10,099	
その他資本剰余金	3,576	3,576	3,576	3,576	
利益準備金	－	－	－	－	
剰余金 (注2)	4,145	6,761	6,724	2,913	※1
土地再評価差額金	853	811	788	423	
その他有価証券評価差額金	▲ 179	3,164	▲ 521	3,866	※2
自己株式	－	－	－	－	
(収益)					(億円)
業務粗利益	17,606	15,841	16,000	15,229	
資金運用収益	16,471	13,923	18,400	13,187	
資金調達費用	4,238	3,053	6,800	3,462	
役務取引等利益	1,947	2,269	2,600	3,007	
特定取引利益	1,960	2,807	1,700	1,316	※3
その他業務利益	1,466	▲ 105	100	1,181	
国債等債券関係損(▲)益	1,357	227	0	▲ 216	
業務純益(一般貸倒引当金繰入前)	11,136	10,001	10,000	9,405	
業務純益	8,755	10,001	10,000	12,920	
一般貸倒引当金繰入額	2,381	－	0	△ 3,515	
経費	6,470	5,840	6,000	5,824	
人件費	2,539	2,213	2,340	2,041	
物件費	3,577	3,322	3,330	3,415	
不良債権処理損失額(注3)	8,364	8,692	4,500	13,063	※4
株式等関係損(▲)益	▲ 6,357	1,039	0	▲ 1,187	※5
株式等償却	5,275	107		2,276	
経常利益	▲ 5,972	1,851	4,800	▲ 717	※6
特別利益(注3)	60	1,668	▲ 300	16	
特別損失	798	331		300	
法人税、住民税及び事業税	403	127	2,000	△ 18	※7
法人税等調整額	△ 2,330	50		385	
税引後当期利益	▲ 4,783	3,011	2,500	▲ 1,368	※8
(配当)					(億円、円、%)
配当可能利益	6,295	7,930	8,531	4,424	※9
配当金総額(中間配当を含む)					
普通株配当金					
優先株配当金＜公的資金分＞					
優先株配当金＜民間調達分＞					
1株当たり配当金(普通株)					
配当率(優先株＜公的資金分＞)					
配当率(優先株＜民間調達分＞)					
配当性向					

	15/3月期 実績(注1)	16/3月期 実績	17/3月期 計画	17/3月期 実績	備考
(経営指標)					(%)
資金運用利回(A)	1.86	1.71	2.25	1.66	
貸出金利回(B)	1.84	1.79	2.30	1.85	
有価証券利回	1.11	1.04	1.33	1.10	
資金調達原価(C)	1.22	1.07	1.37	1.12	
預金利回(含むNCD)(D)	0.23	0.14	0.34	0.16	
経費率(E)	0.99	0.93	1.01	0.89	
人件費率	0.39	0.35	0.39	0.31	
物件費率	0.55	0.52	0.56	0.52	
総資金利鞘(A)-(C)	0.64	0.64	0.88	0.53	
預貸金利鞘(B)-(D)-(E)	0.61	0.72	0.95	0.79	
非金利収入比率	11.05	14.32	16.25	19.74	
OHR(経費/業務粗利益)	36.74	36.86	37.50	38.24	
ROE(一般貸引前業務純益/資本勘定<平残>)	40.52	38.83	41.71	33.44	
ROA(注4)	1.12	1.12	1.15	1.04	
修正コア業務純益ROA(注5)	1.03	1.08		1.03	

(注１) 損益及び平残項目については、合併前の旧三井住友銀行（平成14年４月１日～平成15年３月16日）の計数を含めて表示しております。
(注２) 任意積立金及び未処分利益を合算しております。
(注３) 16/3月期につきましては、貸倒引当金戻入益及び債権売却損失引当金戻入益といたしまして658億円を特別利益に計上しております。
このため、16/3月期の与信関係費用（不良債権処理損失額＋上記戻入益）は8,034億円となっております。
(注４) 15/3月期は、（一般貸引前業務純益/総資産〈平残〉）、
16/3月期以降は、（一般貸引前業務純益/（総資産－支払承諾見返）〈平残〉）。
(注５) （一般貸引前業務純益－国債等債券損益－子会社配当等）/（総資産－支払承諾見返）＜平残＞

(参考)収益動向及び計画[4社合算ベース:三井住友銀行＋三井住友カード＋三井住友銀リース＋日本総合研究所]

	15/3月期 実績	16/3月期 実績	17/3月期 計画	17/3月期 実績	備考
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	1,013,261	969,028	938,600	985,200	
総負債	975,280	944,886	912,800	960,402	
資本勘定計	25,417	31,485	27,870	30,650	
資本金	6,626	6,626	6,626	7,676	
資本準備金	9,612	9,612	9,612	10,914	
その他資本剰余金	4,138	3,990	3,989	3,990	
利益準備金	10	10	10	10	
剰余金 (注1)	4,366	7,182	7,391	3,647	
土地再評価差額金	853	811	788	423	
その他有価証券評価差額金	▲ 188	3,253	▲ 546	3,990	
自己株式	-	-	-	-	
(収益)					
合算業務純益 (注2)	11,578	10,496	10,580	9,980	
経常利益	▲ 5,637	2,259	5,310	▲ 221	
特別損益	▲ 663	1,344	▲ 300	▲ 232	
法人税、住民税及び事業税 法人税等調整額	▲ 1,767	362	2,220	578	
税引後当期利益	▲ 4,533	3,242	2,790	▲ 1,031	
(配当)					
配当可能利益＜含む持株会社＞	8,668	15,538	16,176	11,714	
配当性向(持株会社 普通株)	-	5.89	9.28	-	
(経営指標)					
ROE(合算業務純益/資本勘定<平残>)	45.55	36.74	39.54	32.12	
ROA(合算業務純益/総資産<平残>)	1.14	1.08	1.12	1.01	

(注1)利益剰余金のうち、利益準備金以外のものを表示しております。

(注2)三井住友銀行の業務純益、他3社の営業利益を合算しております。

(図表１－2)収益動向［三井住友フィナンシャルグループ（連結）］

	16/3月期 実績	17/3月期 実績
(規模)〈末残〉		
総資産	1,022,152	997,319
貸出金	553,828	547,998
有価証券	270,499	242,337
特定取引資産	33,068	37,691
繰延税金資産	17,066	15,982
総負債	981,505	959,349
預金・NCD	688,529	711,881
債券	－	－
特定取引負債	18,732	21,105
繰延税金負債	402	453
再評価に係る繰延税金負債	564	910
少数株主持分	9,937	10,212
資本勘定計	30,709	27,757
資本金	12,477	13,527
資本剰余金	8,653	9,743
利益剰余金	6,112	3,300
土地再評価差額金	965	579
その他有価証券評価差額金	3,250	4,107
為替換算調整勘定	▲ 718	▲ 799
自己株式	▲ 30	▲ 2,699

(収益)

	16/3月期 実績	17/3月期 実績
経常収益	35,525	35,808
資金運用収益	15,913	15,217
役務取引等収益	5,014	5,987
特定取引収益	3,050	1,446
その他業務収益	9,465	10,583
その他経常収益	2,083	2,575
経常費用	32,097	36,111
資金調達費用	3,103	3,504
役務取引等費用	769	800
特定取引費用	9	2
その他業務費用	8,866	8,677
営業経費	8,665	8,527
その他経常費用	10,684	14,601
貸出金償却	6,604	7,594
貸倒引当金繰入額	－	2,889
一般貸倒引当金純繰入額	－	▲ 2,012
個別貸倒引当金純繰入額	－	4,939
経常利益	3,428	▲ 303
特別利益(注)	1,170	91
特別損失	550	873
税金等調整前当期純利益	4,049	▲ 1,085
法人税、住民税及び事業税	243	218
法人税等調整額	86	529
少数株主利益	416	510
当期純利益	3,304	▲ 2,342

(注) 16/3月期につきましては、貸倒引当金戻入益及び債権売却損失引当金戻入益といたしまして148億円を特別利益に計上しております。

(図表2)自己資本比率の推移 … 国際統一基準(第一基準)を採用

[三井住友フィナンシャルグループ(連結)]

(億円)

	15/3月期 実績	16/3月期 実績	17/3月期 計画	17/3月期 実績	備考
資本金	12,477	12,477	12,477	13,527	
うち非累積的永久優先株	―	―	―	―	
資本剰余金	8,562	8,653	8,584	9,743	
利益剰余金(注2)	2,784	5,648	6,513	2,856	※1
連結子会社の少数株主持分	9,969	9,904	10,172	10,129	
うち優先出資証券	8,401	8,140	8,398	8,169	
その他有価証券の評価差損	△ 242	―	△ 584	―	※2
自己株式	△ 152	△ 30	0	△ 2,699	
為替換算調整勘定	△ 535	△ 718	△ 535	△ 799	
営業権相当額	△ 3	△ 1	△ 3	△ 1	
連結調整勘定相当額	△ 300	△ 217	△ 178	△ 134	
その他	―	―	―	―	
Tier I 計	32,559	35,716	36,446	32,623	
(うち税効果相当額)	(19,122)	(16,664)	(17,200)	(15,529)	
有価証券含み益	―	2,494	―	3,171	※2
土地再評価益	717	685	668	671	
一般貸倒引当金	7,396	7,401	7,313	6,335	
永久劣後債務	5,691	7,556	6,014	8,800	
その他	―	―	―	―	
Upper Tier II 計	13,804	18,136	13,995	18,976	
期限付劣後債務・優先株	15,813	16,030	15,635	16,573	
その他	―	―	―	―	
Lower Tier II 計	15,813	16,030	15,635	16,573	
Tier II 計	29,616	34,165	29,629	35,550	
(うち自己資本への算入額)	(29,616)	(34,165)	(29,629)	(32,623)	
Tier III	―	―	―	―	
控除項目	△ 2,386	△ 2,508	△ 2,607	△ 5,044	
自己資本合計	59,789	67,374	63,468	60,201	

(億円)

リスクアセット	591,669	592,041	585,000	605,526	
オンバランス項目	554,177	546,499	547,000	548,979	
オフバランス項目	35,254	42,833	35,500	53,009	
その他(注3)	2,238	2,708	2,500	3,539	

(%)

自己資本比率	10.10	11.37	10.84	9.94	
Tier I 比率	5.50	6.03	6.23	5.38	

(注1)上記試算に係る各種前提条件

為替:17/3月期計画 120.00円/ドル

(注2)利益剰余金から社外流出予定額を控除した額。

(注3)マーケット・リスク相当額を8%で除して得た額。

(図表2)自己資本比率の推移 … 国際統一基準を採用

[三井住友銀行(単体)]　(億円)

	15/3月期 実績	16/3月期 実績	17/3月期 計画	17/3月期 実績	備考
資本金	5,600	5,600	5,600	6,650	
うち非累積的永久優先株	—	—	—	—	
資本準備金	8,797	8,797	8,797	10,099	
その他資本剰余金	3,576	3,576	3,576	3,576	
利益準備金	—	—	—	—	
任意積立金(注2)	2,215	2,215	2,215	2,215	
次期繰越利益(注3)	1,915	2,531	4,494	685	※1
その他(注4)	7,389	7,645	8,135	7,843	
うち優先出資証券	7,328	7,591	8,074	7,767	
その他有価証券の評価差損	△ 179	—	△ 521	—	※2
自己株式	—	—	—	—	
営業権相当額	—	—	—	—	
Tier I 計	29,314	30,364	32,296	31,068	
(うち税効果相当額)	(18,146)	(15,905)	(16,400)	(15,022)	
有価証券含み益	—	2,398	—	2,930	※2
土地再評価益	644	615	595	596	
一般貸倒引当金	6,726	6,617	6,600	4,176	
永久劣後債務	5,691	7,556	6,014	8,800	
その他	—	—	—	—	
Upper Tier II 計	13,061	17,187	13,209	16,501	
期限付劣後債務・優先株	15,576	15,656	15,447	16,183	
その他	—	—	—	—	
Lower Tier II 計	15,576	15,656	15,447	16,183	
Tier II 計	28,637	32,842	28,656	32,684	
(うち自己資本への算入額)	(27,718)	(30,364)	(28,656)	(31,068)	
Tier III	—	—	—	—	
控除項目	△ 554	△ 557	△ 554	△ 956	
自己資本合計	56,478	60,172	60,398	61,180	

(億円)

リスクアセット	538,071	529,397	528,000	540,345	
オンバランス項目	502,977	488,167	493,000	489,107	
オフバランス項目	33,225	39,254	33,000	48,189	
その他(注5)	1,870	1,976	2,000	3,049	

(%)

自己資本比率	10.49	11.36	11.43	11.32	
Tier I 比率	5.44	5.73	6.11	5.74	

(注1)上記試算に係る各種前提条件

為替:17/3月期計画　120.00円/ドル

(注2)利益処分を勘案した額。

(注3)当期未処分利益から社外流出予定額を控除した額。

(注4)少数株主持分、為替換算調整勘定の額。

(注5)マーケット・リスク相当額を8%で除して得た額。

(図表５)部門別純収益動向［三井住友銀行（単体）］

(億円)

	16/3月期 実績	17/3月期 実績
資金関係損益	2,778	2,715
手数料＋外為	559	860
個人部門	3,337	3,575
資金関係損益	3,224	3,236
手数料＋外為	2,818	3,306
法人部門	6,042	6,542
資金関係損益	1,043	970
手数料＋外為	709	898
企業金融部門	1,752	1,868
ｳﾁﾏｰｹﾃｨﾝｸﾞ業務	888	820
ﾄﾚｼﾞｬﾘｰ業務	17	16
国際部門	927	844
資金関係損益	102	105
手数料＋外為	6	14
ｺﾐｭﾆﾃｨﾊﾞﾝｷﾝｸﾞ本部	108	119
市場営業部門	3,758	2,228
本社管理	▲ 83	53
業務粗利益	15,841	15,229
経費	▲5,840	▲5,824
業務純益 （除く一般貸倒引当金繰入）	10,001	9,405

(図表6)リストラの推移及び計画[2社合算ベース:持株会社+三井住友銀行]

	15/3月末 実績	16/3月末 実績	17/3月末 計画	17/3月末 実績	備考
(役職員数)					
役員数 (人)	24	24	28	25	
うち取締役(( )内は非常勤) (人)	17(2)	17(2)	21(2)	18(2)	
うち監査役(( )内は非常勤) (人)	7(3)	7(3)	7(3)	7(3)	
従業員数(注) (人)	24,024	22,348	21,300	21,020	

(注)事務職員、庶務職員合算。在籍出向者を含み、執行役員、嘱託、パート、派遣社員は除いております。

	15/3月末 実績	16/3月末 実績	17/3月末 計画	17/3月末 実績	備考
(国内店舗・海外拠点数)					
国内本支店(注1) (店)	437	435	435	425	
海外支店(注2) (店)	20	20	19	17	
(参考)海外現地法人(注3) (社)	26	25	26	27	※1

(注1)出張所、代理店、被振込専門支店、ATM管理専門支店、外為事務部を除いております。

(注2)出張所、駐在員事務所を除いております。

(注3)出資比率50%以下のものを除いております。

	15/3月期 実績	16/3月期 実績	17/3月期 計画	17/3月期 実績	備考
(人件費)					
人件費 (百万円)	254,346	222,969	235,800	205,305	
うち給与・報酬 (百万円)	205,602	172,562	181,000	165,878	
平均給与月額 (千円)	508	496	502	494	

(注)平均年齢39.0歳(平成17年3月末)。

	15/3月期 実績	16/3月期 実績	17/3月期 計画	17/3月期 実績	備考
(役員報酬・賞与)					
役員報酬・賞与(注1) (百万円)	763	512	760	552	
うち役員報酬 (百万円)	763	512	760	552	
役員賞与 (百万円)	0	0	0	0	
平均役員(常勤)報酬・賞与 (百万円)	(注2) 27	25	31	25	
平均役員退職慰労金 (百万円)	63	(注2) 43	87	33	

(注1)人件費及び利益処分によるものの合算。また、使用人兼務の場合、使用人部分を含んでおります。

(注2)旧わかしお銀行分を除いております。

	15/3月期 実績	16/3月期 実績	17/3月期 計画	17/3月期 実績	備考
(物件費)					
物件費(注1) (百万円)	355,248	328,764	329,800	339,149	
うち機械化関連費用(注2) (百万円)	90,486	76,929	82,800	79,536	
除く機械化関連費用 (百万円)	264,762	251,835	247,000	259,613	※2

(注1)子銀行が持株会社に対して支払う経営指導料相当分を控除しております。

(注2)リース等を含む実質ベースで記載しております。

	15/3月期 実績	16/3月期 実績	17/3月期 計画	17/3月期 実績	備考
(人件費+物件費)					
人件費+物件費 (百万円)	609,594	551,733	565,600	544,454	

(図表7)子会社・関連会社一覧(国内)(注1)

(億円)

会社名	設立年月	代表者(注2)	主な業務	直近決算	総資産	借入金(注3)	うち当社等分(注4,5)	資本勘定	うち当社等出資分(注5)	経常利益	当期利益	連結又は持分法の別(注6)
【三井住友フィナンシャルグループ】												
三井住友カード株式会社	S42/12月	栗山 道義	クレジットカード業務	H17/3月	8,559	2,575	190	1,207	1,557	304	186	連結
三井住友銀リース株式会社	S43/9月	白賀 洋平	リース業務	H17/3月	17,664	12,781	1,194	1,593	1,434	218	125	連結
株式会社日本総合研究所	H14/11月	奥山 俊一	シンクタンク業務、システム開発・情報処理業務、コンサルティング業務	H17/3月	795	179	114	323	200	63	26	連結
SMFG企業再生債権回収株式会社	H15/11月	前田 孝一	企業再生コンサルティング業務、債権管理回収業務	H17/3月	8	-	-	8	4	1	1	連結
大和証券エスエムビーシー株式会社	H11/2月	斉藤 辰栄	証券業務、金融派生商品業務	H17/3月	90,392	51,187	2,622	4,204	1,632	738	465	持分法
大和住銀投信投資顧問株式会社	H11/4月	小森 脩一	投資顧問業務、投資信託委託業務	H17/3月	177	-	-	99	80	24	14	持分法
【三井住友銀行】												
株式会社みなと銀行	S24/9月	西村 忠禧	銀行業務	H17/3月	27,209	589	370	878	48	81	33	連結
株式会社関西アーバン銀行	T11/7月	伊藤 忠彦	銀行業務	H17/3月	24,186	1,729	231	720	371	97	61	連結
関銀リース株式会社	S50/2月	近藤 秀樹	リース業務	H17/3月	314	250	152	42	-	8	6	連結
株式会社ジャパンネット銀行	H12/9月	藤森 秀一	銀行業務	H17/3月	3,485	1,301	-	86	114	12	11	連結
SMBC信用保証株式会社	S51/7月	大森 右策	信用保証業務	H17/3月	87,032	-	-	1,149	-	△ 1,568	△ 1,579	連結
さくらカード株式会社	S58/2月	海野 隆雄	クレジットカード業務	H17/3月	1,949	372	181	169	122	18	11	連結
SMBCキャピタル株式会社	H7/8月	松田 道弘	ベンチャーキャピタル業務	H17/3月	168	101	101	53	17	32	17	連結
SMBCコンサルティング株式会社	S56/5月	小山 光俊	経営相談業務・会員事業	H17/3月	45	-	-	28	18	9	4	連結
SMBCファイナンスサービス株式会社	S47/12月	谷口 哲郎	融資業務、ファクタリング業務、集金代行業務	H17/3月	6,108	2,814	2,737	724	-	79	59	連結
SMBC抵当証券株式会社	S58/10月	鶴見 満裕	融資業務	H17/3月	817	1,241	1,241	△ 452	0	△ 119	△ 593	連結
フィナンシャル・リンク株式会社	H12/9月	福田 博一	情報処理サービス業務、コンサルティング業務	H17/3月	1	-	-	1	-	1	1	連結
SMBCフレンド証券株式会社	S23/3月	玉置 勝彦	証券業務	H17/3月	2,074	-	-	1,247	419	183	132	連結
株式会社さくらケーシーエス	S44/3月	小川 惠三	システム開発・情報処理業務	H17/3月	188	2	2	130	18	7	5	連結
さくら情報システム株式会社	S47/11月	三浦 良二	システム開発・情報処理業務	H17/3月	130	12	12	71	22	11	△ 6	連結
グローバルファクタリング株式会社	H4/12月	福田 至孝	ファクタリング業務	H17/3月	3,922	2,807	2,807	0	-	0	0	連結
プロミス株式会社	S37/3月	神内 博喜	消費者金融業務	H17/3月	16,531	8,220	214	7,745	1,543	1,182	682	持分法
アットローン株式会社	H12/6月	下志万 正明	個人向けローン業務	H17/3月	1,207	790	790	222	263	4	5	持分法
三井住友アセットマネジメント株式会社	H14/12月	井上 恵介	投資顧問業務、投資信託委託業務	H17/3月	269	-	-	151	34	30	25	持分法
ジャパン・ペンション・ナビゲーター株式会社	H12/9月	山田 富重	確定拠出年金制度導入に関するコンサルティング業務	H17/3月	15	-	-	13	4	△ 4	△ 4	持分法
株式会社クオーク	S53/4月	仁瓶 眞平	個品割賦あっせん・総合割賦あっせん業務	H17/3月	9,161	4,822	1,005	407	29	26	14	持分法
【三井住友銀リース】												
三井住友銀オートリース株式会社	H7/1月	齋藤 純夫	リース業務	H17/3月	2,233	1,660	127	128	-	35	15	連結
マツダオートリース株式会社	S40/11月	板橋 英隆	リース業務	H17/3月	145	110	20	20	-	8	4	連結
有限会社スペース・サービス	H10/2月	川勝 一明	リース業務	H17/3月	53	42	28	0	-	0	0	連結
エス・ビー・エル・パートナーズ有限会社	H12/3月	大井 耐三	金銭債権買取業務	H16/12月	153	146	146	0	-	0	△ 0	連結
山陰総合リース株式会社	S50/4月	谷本 敏	リース業務	H17/3月	469	323	23	54	2	10	6	持分法
三重銀総合リース株式会社	S54/8月	早川 和秀	リース業務	H17/3月	124	99	7	16	1	2	1	持分法
【大和証券エスエムビーシー】												
大和証券SMBCプリンシパル・インベストメンツ株式会社	H10/12月	渡辺 秀雄	投融資業務	H17/3月	1,083	821	50	181	-	94	55	持分法

(図表7)子会社・関連会社一覧(海外)(注1)

(百万通貨単位・但しインドネシアは十億通貨単位)

会社名	設立年月	代表者(注2)	主な業務	通貨	直近決算	総資産	借入金(注3)	うち当社等分(注4,5)	資本勘定	うち当社等出資分(注5)	経常利益	当期利益	連結又は持分法の別(注6)
【三井住友銀行】													
欧州三井住友銀行	H15/3月	東 俊太郎	銀行業務	US$	H17/3月	14,298	36	4,251	1,762	1,700	40	49	連結
マニュファクチャラーズ銀行	S49/11月	堤 義則	商業銀行業務	US$	H16/12月	1,534	47	1	211	283	17	15	連結
カナダ三井住友銀行	H13/4月	会田 南	商業銀行業務	CAN$	H17/1月	1,182	46	46	159	122	5	4	連結
ブラジル三井住友銀行	S33/10月	三角 岳明	商業銀行業務	R$	H16/12月	970	330	261	304	302	△ 7	△ 9	連結
インドネシア三井住友銀行	H1/8月	中村 清澄	銀行業務	RPIAH	H16/12月	5,270	709	2,104	1,167	982	133	94	連結
SMBCリース・ファイナンス会社	H2/11月	William Ginn	リース業務	US$	H16/12月	1,481	212	297	742	690	53	24	連結
SMBCキャピタル・マーケット会社	S61/12月	藤澤 哲史	スワップ関連業務・投融資業務	US$	H16/12月	5,368	496	2,086	962	609	31	29	連結
英国SMBCキャピタル・マーケット会社	H7/4月	藤澤 哲史	スワップ関連業務	US$	H16/12月	1,195	68	-	345	300	6	5	連結
三井住友ファイナンス・オーストラリア	S59/6月	門田 源	投融資業務	A$	H16/12月	2,643	2,045	2,361	177	159	20	13	連結
SMBCセキュリティーズ会社	H2/8月	諸岡 賢一	証券業務	US$	H16/12月	172	125	25	44	40	4	2	連結
SMBC MVI SPC	H16/9月	小川 晋	投融資業務	US$	H17/3月	152	122	122	29	30	△ 1	△ 1	連結
さくらキャピタル・ファンディング(ケイマン)リミテッド	H4/7月	國部 毅	金融業務	US$	H16/12月	99	98	93	0	0	0	0	連結
さくらファイナンス(ケイマン)リミテッド	H3/2月	國部 毅	金融業務	US$	H16/12月	1,577	1,571	1,127	0	0	0	0	連結
住友ファイナンス・インターナショナル	H3/7月	藤澤 哲史	投融資業務	STG	H16/12月	245	8	8	116	200	△ 11	△ 11	連結
SMBCインターナショナル・ファイナンス・エヌ・ブイ	H2/6月	國部 毅	金融業務	US$	H16/12月	3,337	3,297	2,755	1	0	0	0	連結
BSL リーシング カンパニー リミテッド	S62/7月	Pravidhya Suvaruchiphor	リース業務	TBAH	H16/12月	2,665	2,086	163	222	6	31	23	持分法
SBCS カンパニー リミテッド	H1/3月	中嶌 知良	出資、コンサルティング業務	TBAH	H16/12月	455	180	180	272	14	24	21	持分法
【三井住友銀リース】													
SMBC Leasing (Singapore) Pte. Ltd.	S55/5月	鳥羽 宏彦	リース業務	S$	H16/12月	204	177	148	4	-	1	1	連結
SMBC Leasing (Hong Kong) Limited	H1/9月	諸富 隆文	リース業務	HK$	H16/12月	578	471	348	54	-	3	3	連結
SMBC Leasing (Thailand) Co., Ltd.	H8/2月	米谷 成一	リース業務	TBAH	H16/12月	3,000	2,126	1,995	231	-	52	36	連結
SMBC Leasing (Malaysia) Sdn. Bhd.	H8/11月	河越 広道	リース業務	RM	H16/12月	143	122	134	7	-	1	1	連結
P.T.EXIM SB Leasing	S60/3月	笠 富士人	リース業務	RPIAH	H16/12月	170	222	149	△ 148	0	△ 19	△ 19	連結

(注1) H17/3月期三井住友フィナンシャルグループの連結決算対象会社のうち、三井住友フィナンシャルグループ及び三井住友銀行の与信額が1億円超の会社及び主な関係会社について記載しております。
海外の会社については現地通貨(百万単位、インドネシアのみ十億単位)で記載しております。
(注2) H17/3月末における代表者を記載しております。
(注3) 社債・コマーシャルペーパーを含んでおります。
(注4) 保証の額を含んでおります。
(注5) 三井住友フィナンシャルグループ分と三井住友銀行分を合算して表示しております。
(注6) 三井住友フィナンシャルグループの連結決算を基準としております。
(注7) 経常損失、当期損失、または繰越損失のある会社については、今後の業績見通し及びグループ戦略上の位置付けについて別紙に記載しております。
(注8) 連結範囲の異動については以下の通りであります。
SMBCファイナンスビジネス・プランニング株式会社他20社は新規設立等により、当連結会計年度より連結子会社としております。
アットローン株式会社はプロミス株式会社の子会社となったため、当連結会計年度より連結子会社から除外し、持分法適用の関連会社としております。
旧株式会社みなとカード他4社は合併等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。
エスエムエルシー・インダス有限会社他12社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。
プロミス株式会社他7社は株式取得等により、当連結会計年度より持分法適用の関連会社としております。
ソニー銀行株式会社他2社は議決権の所有割合の低下等により、関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。

（注7）の明細

会社名	今後の業績見通し(見込み)	グループ戦略上の位置付け
株式会社ジャパンネット銀行	18/3期黒字確保	インターネット専業銀行
SMBC信用保証株式会社	H14/3に住銀保証株式会社をSMBC信用保証株式会社の100%出資子会社として統合。18/3期には2社合算ベースで黒字化の見込み。	三井住友銀行の住宅ローン保証子会社
SMBCファイナンスサービス株式会社	18/3期黒字確保	融資業務・ファクタリング業務・集金代行業務子会社
SMBC抵当証券株式会社	17/6月解散	融資業務子会社
フィナンシャル・リンク株式会社	当初計画通り19/3期には、繰損解消予定	企業の資金・決済に関する金融関連サービスを銀行及びグループ会社と連携してトータルにコーディネートする戦略子会社
さくら情報システム株式会社	18/3期黒字化	システム開発・情報処理業務子会社
ジャパン・ペンション・ナビゲーター株式会社	確定拠出年金マーケットの急成長を背景に業績は改善傾向にあるが、システム初期投資の償却負担等により、赤字基調からの脱却にはまだ時間がかかる見込み。	確定拠出年金業務遂行のための中核会社
有限会社スペース・サービス	17/9期黒字確保	三井住友銀リースの特定目的子会社
エス・ビー・エル・パートナーズ有限会社	17/12期黒字化	三井住友銀リースの特定目的子会社
ブラジル三井住友銀行	17/12期黒字化により、繰損縮小見込み。	在ブラジルのグローバル日系、非日系マルチナショナル企業宛貸金を主たる業務とする銀行子会社
SMBC MVI SPC	18/3期黒字化により、繰損解消見込み。	米国における投資適格未満の企業宛シンジケート貸金市場への投資を行う子会社
住友ファイナンス・インターナショナル	17/12期は赤字見込みながら、リストラ実施により18/12期には黒字化を目指す。	投資会社
SMBC Leasing (Singapore) Pte. Ltd.	17/12期黒字確保	三井住友銀リースの海外現地法人
SMBC Leasing (Hong Kong) Limited	17/12期黒字確保	三井住友銀リースの海外現地法人
P.T.EXIM SB Leasing	清算に向けて回収に専念	三井住友銀リースの海外現地法人

(図表 8)経営諸会議・委員会の状況 ［三井住友フィナンシャルグループ］

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
取締役会	取締役会長	取締役・監査役	総務部	月１回、 必要に応じ開催	経営の重要事項の決定および業務執行の監督
監査委員会 (取締役会の内部委員会、17.6.29 付設置)	社外取締役	取締役会長、取締役社長、取締役の中から取締役会が選任する委員	監査部	四半期に１回、 必要に応じ開催	グループ全体の内部監査方針および体制に関する事項 等の審議
リスク管理委員会 (取締役会の内部委員会)	取締役会長	取締役会長、取締役社長、取締役の中から取締役会が選任する委員	総務部	半期に１回、 必要に応じ開催	グループ全体のリスク管理およびコンプライアンスに関し、リスク管理の方針および体制、経営に重大な影響を与え得る異例な事項等の審議
人事委員会 (取締役会の内部委員会)	取締役会長	取締役会長、取締役社長、人事部担当役員、社外取締役	人事部	必要に応じ開催	三井住友フィナンシャルグループおよび三井住友銀行の取締役候補者の選定、役付取締役・代表取締役の選任等に関する事項、並びに三井住友カード・三井住友銀リース・日本総合研究所の代表取締役社長の選定に関する事項の審議
報酬委員会 (取締役会の内部委員会)	社外取締役	取締役会長、取締役社長、人事部担当役員、社外取締役	人事部	必要に応じ開催	三井住友フィナンシャルグループおよび三井住友銀行の取締役・執行役員の報酬、ストックオプションの付与等に関する事項の審議
グループ経営会議	取締役社長	取締役社長が指名する役員	企画部	必要に応じ開催	グループ全体の業務執行、経営管理に関する事項などの討議・決定
システム戦略会議 (グループ経営会議の一部)	取締役社長	グループ経営会議を構成する役員、IT企画部長、企画部長、グループ事業部長	IT企画部	半期に１回	グループ全体の情報システムに関する投資計画、開発優先順位付けに関する事項等の討議・決定
内部監査会議 (グループ経営会議の一部、17.6.29 付設置)	取締役社長	グループ経営会議を構成する役員、監査部長、その他取締役社長が指名する役員	監査部長	四半期に１回、 必要に応じ開催	グループ全体の内部監査方針および体制に関する事項等の討議・決定
グループ戦略会議	取締役社長	取締役社長が指名する者	企画部	原則四半期に１回	グループ各社の期初業務計画および同計画の進捗状況に関する意見交換、協議、報告
コンプライアンス 委員会	総務部 担当役員	総務部長、企画部長、グループ事業部長、ｺﾝｼｭｰﾏｰﾋﾞｼﾞﾈｽ統括部長、IT企画部長、人事部長、監査部長	総務部	必要に応じ開催	グループ全体のコンプライアンス強化および企業倫理確立のために必要な諸施策の協議
グループCSR 委員会 (17.4.1 付設置)	企画部 担当役員	企画部長、グループ各社のCSR担当部室長、日本総合研究所創発センター所長(アドバイザー)	企画部	原則年１回	社会貢献、環境活動を含む、グループ全体のCSR活動に関する事項の協議
情報開示委員会 (17.5.2 付設置)	財務部 担当役員	広報部長、企画部長、財務部長、総務部長	財務部	年数回	情報開示に係る内容の適正性ならびに内部統制の有効性および改善策に関する事項の協議
監査役会	監査役会の招集者である監査役	監査役全員(社外監査役を含む)	―	定期、 必要に応じ開始	法令に定める事項の他、監査の方針、当会社の業務および財産の状況の調査の方法その他の監査役の職務執行に関する事項の討議・決定

(図表 8)経営諸会議・委員会の状況 [三井住友銀行]

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
取締役会	取締役会長	取締役・監査役	総務部	月1回、必要に応じ開催	経営の重要事項の決定および業務執行の監督
経営会議	頭取	頭取が指名する執行役員	経営企画部	必要に応じ開催	業務執行、経営管理に関する事項などの討議・決定
市場リスク会議 (経営会議の一部)	頭取	経営会議を構成する役員、統合リスク管理部長、市場営業部門各部長、経営企画部長、業務監査部長、投資銀行統括部長	統合リスク管理部、市場営業統括部	原則4半期に1回	市場リスク(含む流動性リスク)管理の基本方針、市場リスク関連極度の設定に関する事項などの討議・決定
信用リスク会議 (経営会議の一部)	頭取	経営会議を構成する役員、融資企画部長、統合リスク管理部長、経営企画部長、資産監査部長	融資企画部	必要に応じ開催	信用リスク管理の基本方針、自己査定基準・償却・引当基準に関する事項などの討議・決定
システム戦略会議 (経営会議の一部)	頭取	経営会議を構成する役員、情報システム企画部長、経営企画部長、事務統括部長	情報システム企画部	半期に1回	情報システムに関する投資計画、開発優先順位付けに関する事項などの討議・決定
職務評価会議 (経営会議の一部)	頭取	経営会議を構成する役員、人事部長、経営企画部長	人事部	必要に応じ開催	経営に大きな影響を与える職務についての評価に関する事項等の討議・決定
内部監査会議 (経営会議の一部)	頭取	経営会議を構成する役員、業務監査部長、資産監査部長	業務監査部、資産監査部	四半期に1回	当行グループ全体の内部監査方針および体制に関する事項等の討議・決定
ALM委員会	統合リスク管理部担当役員、市場営業部門統括責任役員	経営企画部担当役員、各業務部門統括部長、市場営業部門各部長、統合リスク管理部長、経営企画部長、関連事業部長、財務企画部長、融資企画部長、業務監査部長	統合リスク管理部、市場営業統括部	原則月1回、但し市場リスク会議開催月は同会議にて審議を行う。	ALM運営にかかわる事項、ALMオペレーション方針などの審議、ALMオペレーション実績などの報告
行内格付委員会	融資企画部担当役員	企業調査部担当役員、資産監査部担当役員、融資企画部長、企業調査部長、資産監査部長、協議対象個社の所管審査部長	融資企画部	必要に応じ開催	個社の格付付与にかかる協議
コンプライアンス委員会	総務部担当役員	総務部長、経営企画部長、関連事業部長、融資企画部長、人事部長、お客さまサービス部長、情報システム企画部長、事務統括部長、業務監査部長、各業務部門統括部長	総務部	必要に応じ開催	コンプライアンス強化および企業倫理確立のために必要な諸施策の協議
CS委員会	お客さまサービス部担当役員	個人部門統括責任役員、事務統括部担当役員、広報部長、経営企画部長、総務部長、お客さまサービス部長、事務統括部長、個人業務部長、法人統括部長、営業統括部長、国際統括部長	お客さまサービス部	必要に応じ開催	顧客満足度向上に必要な諸施策の協議
人権啓発推進委員会	人事部担当役員	人事部長、経営企画部長、総務部長、お客さまサービス部長、事務統括部長、個人業務部長、法人統括部長、営業統括部長、国際統括部長、市場営業統括部長、投資銀行統括部長	人事部	原則年1回	人権啓発に関する推進の基本方針を確立し、同和問題・人権問題の研修を立案、実施
信用リスク委員会 (17.6.15 付設置)	融資企画部担当役員	資産監査部、企業調査部各担当役員、融資企画部長、資産監査部長、企業調査部長、信用リスクマネジメント部長	融資企画部	必要に応じ開催	大口集中リスク先について、審査部策定の与信方針の協議・検証、与信ポートフォリオ上の課題に関する協議等

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
CSR委員会 (17.4.1 付設置)	経営企画部 担当役員	広報部長、経営企画部長、融資企画部長、総務部長、人事部長、お客さまサービス部長	経営企画部	原則年１回	社会貢献、環境活動を含む、当行グループのCSR活動に関する事項等の協議
情報開示委員会 (17.5.2 付設置)	財務企画部 担当役員	広報部長、経営企画部長、財務企画部長、総務部長	財務企画部	年数回	情報開示に関する適正性、内部統制の有効性・改善策の、横断的・統一的な協議・検証
監査役会	監査役会の招集者である監査役	監査役全員(社外監査役を含む)	ー	定期、必要に応じ開催	法令に定める事項の他、監査の方針、当会社の業務および財産の状況の調査の方法その他の監査役の職務執行に関する事項の討議・決定

（図表 9)担当業務別役員名一覧

[三井住友フィナンシャルグループ]（17 年 6 月 30 日時点）

担当部	担当役員
広報部	種橋取締役
企画部	種橋取締役
財務部	種橋取締役
グループ事業部	種橋取締役
ｺﾝｼｭｰﾏｰﾋﾞｼﾞﾈｽ統括部	月原副社長執行役員
IT企画部	木本専務執行役員
総務部	平澤取締役
人事部	平澤取締役
リスク統括部	平澤取締役
監査部	楠取締役副社長

[三井住友銀行]（17 年 6 月 30 日時点）

担当部門・部			担当役員・統括責任役員
本社部門	コーポレートスタッフ部門	広報部	種橋常務執行役員
		経営企画部	種橋常務執行役員
		財務企画部	種橋常務執行役員
		関連事業部	種橋常務執行役員
		統合リスク管理部	木本専務取締役
		融資企画部・信用リスクマネジメント部	木本専務取締役
		総務部	平澤副頭取
		人事部・人材開発部	平澤副頭取
	コーポレートサービス部門	管理部	平澤副頭取
		情報システム企画部	木本専務取締役
		事務統括部・事務推進部	月原副頭取
		EC業務部	木本専務取締役
		企業調査部	平澤副頭取
		法務部	平澤副頭取
		お客さまサービス部	平澤副頭取
		融資管理部	西山専務取締役
		信託部	木本専務取締役
	業務監査部門	業務監査部	遠藤常務取締役
		資産監査部	遠藤常務取締役
業務部門	個人部門		月原副頭取
	法人部門		中野専務取締役
	企業金融部門		矢作副頭取
	営業審査第二部		西山専務取締役
	国際部門		吉松専務取締役
	市場営業部門		吉松専務取締役
	投資銀行部門		相京常務取締役

(図表10)貸出金の推移[三井住友銀行]

(残高) (億円)

		16/3月末 実績 (A)	17/3月末 計画 (B)	17/3月末 実績 (C)	備考
国内貸出	インパクトローンを含むベース	481,826	482,826	468,278	
	インパクトローンを除くベース	475,024	476,024	462,224	
中小企業向け貸出 (注)	インパクトローンを含むベース	189,544	185,744	172,963	
	インパクトローンを除くベース	186,757	182,957	170,544	
うち保証協会保証付貸出		17,181	15,181	14,795	
個人向け貸出(事業用資金を除く)		131,308	139,308	136,475	
うち住宅ローン		117,163	125,163	123,638	
その他		160,974	157,774	158,840	
海外貸出		26,275	26,275	32,398	
合計		508,101	509,101	500,676	

(注)中小企業向け貸出とは、資本金又は出資金3億円(但し、卸売業は1億円、小売業・飲食業・サービス業は50百万円)以下の法人または常用する従業員が300人(但し、卸売業・サービス業は100人、小売業・飲食業は50人)以下の法人向け貸出(個人に対する事業用資金を含む)を指す。ただし、当社の連結子会社・持分法適用会社向け貸出を除く。

(増減額・実勢ベースを算出するうえで考慮すべき要因考慮後)

(億円)

		17/3月期 計画 (B)−(A)+(ア)	17/3月期 実績 (C)−(A)+(イ)	備考
国内貸出	インパクトローンを含むベース	9,000	19,668	
	インパクトローンを除くベース	9,000	20,416	
中小企業向け貸出	インパクトローンを含むベース	700	4,957	
	インパクトローンを除くベース	700	5,325	

(実勢ベースを算出するうえで考慮すべき要因(インパクトローンを除くベース))

(億円 、( )内はうち中小企業向け貸出)

	16年度中 計画 (ア)		16年度中 実績 (イ)		備考
不良債権処理		( )	22,051	(17,059)	
貸出金償却(注1)		( )	1,595	(320)	
部分直接償却実施額(注2)		( )	8,360	(8,085)	
協定銀行等への資産売却額(注3)		( )	21	(21)	
上記以外への不良債権売却額		( )	3,436	(2,720)	
その他の処理額(注4)		( )	8,639	(5,913)	
債権流動化(注5)		( )	3,220	(▲ 1,080)	
私募債等(注6)		( )	7,945	(5,559)	
子会社等(注7)		( )	0	(0)	
計	8,000	(4,500)	33,216	(21,538)	

(注1)無税化(法人税基本通達9−6−1、9−6−2、9−4−1、9−4−2)を事由とする直接償却額。

(注2)部分直接償却当期実施額。

(注3)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却額。

(注4)その他の不良債権処理による残高減少額。

(注5)主として正常債権の流動化額。

(注6)私募債の引受等、実質的に貸出と同様の信用供与が行われているものの取組額。

(注7)連結子会社・持分法適用会社向け貸出のうち、中小企業向け信用供与の円滑化に資するもの。

(図表 12)リスク管理の状況[三井住友フィナンシャルグループ](17 年 3 月末現在)

種　類	現在の管理体制	当期における改善等の状況
信用リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「信用リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。	17 年度の信用リスク管理の基本方針を策定(リスク管理委員会での審議を経て取締役会にて決議(17/3))。
	[体制・リスク管理部署] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「信用リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　内部格付体制の整備等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の信用リスク管理に係る規程・基本方針の体系・内容の整備。
	[リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・業務特性に応じた信用リスクの統合的管理 ・個別与信ならびに与信ポートフォリオ全体の信用リスクを定量的に把握・管理 ・モニタリング・システムを整備し、経常的かつ効率的に信用リスクを管理 ・与信権限と与信責任を明確化した公正な与信運営 ・原則、業務推進部門、審査部門等から独立した資産監査部門の設置による、信用リスク管理体制、与信運営方針、与信ポートフォリオ状況等の監査の実施による牽制体制の確保	グループ会社の連結ベースのリスク管理状況を取締役会に報告(17/3)。
市場リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。	17 年度の市場リスク・流動性リスク管理の基本方針を策定(リスク管理委員会での審議を経て取締役会にて決議(17/3))。
	[体制・リスク管理部署] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	グループ各社の 17 年度上期市場リスク関連極度・ガイドラインを決定。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。

種　類	現在の管理体制	当期における改善等の状況
	［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・重要性に応じた連結ベースでのリスク管理 ・自己資本等の経営体力や業務運営方針等を勘案し、リスク許容量の上限を設定した管理 ・リスクの特性に応じ資本と関係付けたリスク管理を行うため、リスクの計量化を行い定量的に管理 ・コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・内部監査部署によるリスク管理態勢の監査	・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の市場リスク管理に係る規程・基本方針の体系･内容の整備。 グループ会社の連結ベースのリスク管理状況を取締役会に報告(17/3)。
流動性リスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した｢リスク統括部｣を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 ［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・重要性に応じた連結ベースでのリスク管理の実施 ・資金繰り計画、外部環境及び調達状況等を勘案し、リスク許容量の上限設定による定量的な管理やコンティンジェンシープランの策定等による管理 ・コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・内部監査部署によるリスク管理態勢の監査	17 年度の市場リスク･流動性リスク管理の基本方針を策定（リスク管理委員会での審議を経て取締役会にて決議(17/3)）。 グループ各社の 17 年度上期流動性リスク関連極度･ガイドラインを決定。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の流動性リスク管理に係る規程・基本方針の体系・内容の整備。 グループ会社の連結ベースのリスク管理状況を取締役会に報告(17/3)。

種　類	現在の管理体制	当期における改善等の状況
オペレーショナルリスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「オペレーショナルリスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。	17 年度のオペレーショナルリスク管理の基本方針（リスク管理委員会での審議を経て取締役会にて決議(17/3))。
	［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 (17 年 4 月以降、グループ全体のオペレーショナルリスク管理を統括する機能を「総務部」へ移管することを、取締役会にて決議(17／3)。) ・グループ各社は「オペレーショナルリスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社のオペレーショナルリスク管理に係る規程・基本方針の体系・内容の整備。
	［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・業務とリスクの特性に応じて、重要なリスクの認識、評価、コントロール、モニタリングをするための効果的なフレームワークの整備 ・重要性に応じた連結ベースでのリスク管理 ・リスクの顕在化に備えた事故処理態勢、緊急時態勢の整備 ・内部監査部署によるリスク管理態勢の監査	グループ会社の連結ベースのリスク管理状況を取締役会に報告(17/3)。
事務リスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「事務リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。	17年度の事務リスク管理の基本方針(リスク管理委員会での審議を経て取締役会にて決議(17/3))
	［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「事務リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の事務リスク管理に係る規程･基本方針の体系･内容の整備。

種　類	現在の管理体制	当期における改善等の状況
	［リスク管理手法］ 「全ての業務に事務リスクが所在する」との認識に基き、以下の原則に則り適切な管理を実施する。 ・リスク特性に鑑み、以下の機能を所管する部署を明確にし、関係部署が連携して管理を実施 「事務リスク統括」「事務規定の整備」「事務指導及び研修」 「個別不祥事件・事務ミス・苦情等の処理」 ・内部管理の一環として実施する自店検査制度の整備 ・アウトソーシングにおける事務リスク管理 ・コンティンジェンシープランの策定等、緊急時対応の整備 ・重要性に応じた連結ベースでのリスク管理の実施 ・リスクの特性に応じ資本と関係付けたリスク管理を行うための計量化と定量的管理	グループ会社の連結ベースのリスク管理状況を取締役会に報告(17/3)。
システムリスク	［規定・基本方針］ グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「システムリスク管理の基本方針」を定期的かつ必要に応じ見直し、それに則った管理・運営を実施。 ［体制・リスク管理部署］ ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のシステムリスク管理を統括する機能を有した「ＩＴ企画部」を設置し、リスク統括部と共に網羅的、体系的な管理を実施。 ・グループ各社は「システムリスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態･リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 ［リスク管理手法］ 以下の原則に則り適切な管理を実施する。 ・経営戦略の一環としてシステムを捉えるシステム戦略方針を策定 ・システム戦略方針に基づき、情報システムの効果と、そのシステムリスク・コストを総合的に勘案した企画立案 ・セキュリティ対策に関する統一方針として、情報システムのセキュリティポリシーを策定 ・情報システムの特性に応じたセキュリティ対策の策定とその維持・管理 ・システムリスクの発現による損失の影響を最小限に抑え、迅速かつ効率的に必要な業務の再開を行うため、コンティンジェンシープランを策定	17年度のシステムリスク管理の基本方針（リスク管理委員会での審議を経て取締役会にて決議（17/3））。 16年度のシステムリスク管理状況を同会議に報告。 グループ各社宛に基本方針を踏まえた管理体制整備を継続指導。 17 年度のシステム戦略方針（グループシステム戦略会議にて決議(17/3)）に則った管理・運営を実施中。 グループ会社の連結ベースのリスク管理状況を取締役会に報告(17/3)。

種　類	現在の管理体制	当期における改善等の状況
コンプライアンス(法務リスクを含む)	[規定・基本方針] グループ全体のコンプライアンス体制の強化・整備を行うに際しての基本的事項を定めた「コンプライアンス・マニュアル」に基づき、取締役会決議を経た上で「コンプライアンス・プログラム」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会・グループ経営会議の下、「コンプライアンス委員会」を設置し、重要事項の審議を実施。 ・グループ全体のコンプライアンスを統括する機能を有した「総務部」を設置し、網羅的、体系的な管理を実施。 ・グループ各社は、「コンプライアンスに関するグループ共通理念(ビジネス・エシックス)」や持株会社の「コンプライアンス・マニュアル」にて定められた「普遍的な原則や指針」に基づいて、自らの業務形態・リスクの状況等に応じた、自社のコンプライアンス体制を整備。 [リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・「コンプライアンスに関するグループ共通理念(ビジネス・エシックス)」に基づく管理の実施。 ・グループ各社が毎年度策定するコンプライアンス・プログラムの策定・進捗状況に関する管理を実施し、取締役会に報告。 ・グループ各社からの協議・報告を通じた管理の実施。 ・「法務リスク管理手続」に基づく管理の実施。 ・グループ会社定例打合会や個別面談を通じた管理の実施。 (17年6月にビジネス・エシックスは「コンプライアンスに関するグループ共通理念」から「ＳＭＦＧ・ＳＭＢＣグループにおけるＣＳＲに関する共通理念」としてその位置づけを変更。)	取締役会にて策定した16年度コンプライアンス・プログラムに則り、以下の施策を実施。 ・コンプライアンス委員会を開催し、16年度コンプライアンス・プログラムの達成状況をフォローアップ。 ・コンプライアンス体制を強化すべく、以下を実施。 －グループ会社定例打合会を開催。 －グループ会社に対するヒアリング等を通じて、グループ会社の体制整備状況のモニタリングを実施。 ・業務監査部門による監査を実施。 グループ会社の連結ベースのリスク管理状況にあわせてコンプライアンス管理状況について取締役会に報告(17/3)。

(図表13)金融再生法開示債権の状況

（億円）

	16/3月末 実績（単体）	16/3月末 実績（連結）	17/3月末 実績（単体）	17/3月末 実績（連結）
破産更生債権及び これらに準ずる債権	3,616	4,859	4,483	4,810
危険債権	12,027	14,091	9,244	10,742
要管理債権	12,469	14,412	4,519	7,678
小計	28,112	33,362	18,246	23,230
正常債権	528,744	561,275	534,526	570,948
合計	556,856	594,637	552,772	594,178

（注）単体は三井住友銀行の計数を表示しております。

引当金の状況

（億円）

	16/3月末 実績（単体）	16/3月末 実績（連結）	17/3月末 実績（単体）	17/3月末 実績（連結）
一般貸倒引当金	7,690	8,377	4,176	6,336
個別貸倒引当金	4,740	5,770	5,676	6,361
特定海外債権引当勘定	78	78	39	39
貸倒引当金　計	12,508	14,225	9,891	12,736
債権売却損失引当金	―	―	―	―
特定債務者支援引当金	―	―	―	―
小　計	12,508	14,225	9,891	12,736
特別留保金	―	―	―	―
債権償却準備金	―	―	―	―
小　計	―	―	―	―
合　計	12,508	14,225	9,891	12,736

（注）単体は三井住友銀行の計数を表示しております。

(図表14)リスク管理債権情報

(億円、%)

	16/3月末 実績(単体)	16/3月末 実績(連結)	17/3月末 実績(単体)	17/3月末 実績(連結)
破綻先債権額(A)	672	964	460	683
延滞債権額(B)	14,608	17,679	12,380	13,990
3か月以上延滞債権額(C)	476	515	269	294
貸出条件緩和債権額(D)	11,993	13,822	4,250	7,307
①金利減免債権	1,189	1,266	544	614
②金利支払猶予債権	44	47	0	3
③経営支援先に対する債権	1,907	1,907	−	−
④元本返済猶予債権	8,851	10,568	3,634	6,610
⑤その他	2	34	72	80
合計(E)=(A)+(B)+(C)+(D)	27,749	32,980	17,359	22,274
部分直接償却	8,658	11,783	15,046	17,238
比率　(E)/総貸出	5.5%	6.0%	3.5%	4.1%

(注1)全銀協の「有価証券報告書における「リスク管理債権情報」の開示について」(平成10年3月24日付、平10調々第43号)の定義に従うものとし、貸出条件緩和債権について複数の項目に該当するものについては最も適当と判断した項目に計上しております。
(注2)単体は三井住友銀行の計数を表示しております。

(図表15)不良債権処理状況

[三井住友銀行(単体)]　　(億円)

	16/3月期 実績	17/3月期 実績
不良債権処理損失額(A)	11,413	13,063
個別貸倒引当金繰入額	2,764	4,741
貸出金償却等(C)	8,692	8,360
貸出金償却	5,011	6,058
CCPC向け債権売却損	8	—
協定銀行等への資産売却損(注)	93	5
その他債権売却損	2,928	1,375
債権放棄損	652	922
債権売却損失引当金繰入額	△ 5	—
特定債務者支援引当金繰入額	—	—
特定海外債権引当勘定繰入	△ 38	△ 38
一般貸倒引当金繰入額(B)	△ 3,379	△ 3,515
合計(A)+(B)	8,034	9,548

<参考>

貸倒引当金目的取崩による直接償却等(D)	12,437	4,436
グロス直接償却等(C)+(D)	21,129	12,796

[三井住友フィナンシャルグループ(連結)]　　(億円)

	16/3月期 実績	17/3月期 実績
不良債権処理損失額(A)	12,878	13,980
個別貸倒引当金繰入額	3,207	4,939
貸出金償却等(C)	9,714	9,079
貸出金償却	5,952	6,672
CCPC向け債権売却損	13	—
協定銀行等への資産売却損(注)	94	6
その他債権売却損	3,003	1,479
債権放棄損	652	922
債権売却損失引当金繰入額	△ 5	—
特定債務者支援引当金繰入額	—	—
特定海外債権引当勘定繰入	△ 38	△ 38
一般貸倒引当金繰入額(B)	△ 3,312	△ 2,012
合計(A)+(B)	9,566	11,968

<参考>

貸倒引当金目的取崩による直接償却等(D)	13,672	5,409
グロス直接償却等(C)+(D)	23,386	14,488

(注)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。

（図表17）倒産先一覧（16年度）［三井住友銀行（単体）］

（件、億円）

行内格付	倒産1期前の行内格付		倒産半期前の行内格付	
	件数	金額	件数	金額
1	0	0	0	0
2	0	0	0	0
3	1	9	1	9
4A	1	7	0	0
4B	1	1	1	7
4C	9	73	8	67
5A	16	52	13	45
5B	22	77	16	37
5C	34	72	33	55
6	19	22	18	27
7	63	328	65	237
8	26	722	36	356
9	17	72	47	629
格付なし	100	96	71	62
計	309	1,531	309	1,531

（注1） 「格付なし」には、個人、財務データ未登録の法人等を含む。

（注2） 小口（与信額50百万円未満）は除く。

（注3） 金額は与信ベースにて記載。

（参考） 金融再生法開示債権の状況　（億円）

	17年3月末実績
破産更生債権及びこれらに準ずる債権	4,483
危険債権	9,244
要管理債権	4,519
正常債権	534,526
総与信残高	552,772

(図表18)評価損益総括表(17年3月末)[三井住友銀行(単体)]

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	5,163	△ 18	21	39
	債券	5,065	△ 23	16	39
	株式	—	—	—	—
	その他	98	＋ 5	5	0
	金銭の信託(注1)	—	—	—	—
子会社等	有価証券(注1, 2)	14,367	＋ 603	607	4
	債券	—	—	—	—
	株式	5,497	＋ 603	607	4
	その他	8,870	—	—	—
	金銭の信託(注1)	—	—	—	—
その他	有価証券(注1, 2)	218,020	＋ 6,514	7,501	987
	債券	158,707	＋ 77	273	196
	株式	29,872	＋ 6,673	7,086	413
	その他	29,441	△ 236	142	378
	金銭の信託(注1)	38	＋ 2	3	1

その他 (億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,121	2,924	△ 197	113	310
その他不動産	—	—	—	—	—
その他資産	—	—	—	—	—

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券等時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。

但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1ヶ月の市場価格の平均による時価に基づき算出しております。

(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」中の譲渡性預け金を含んでおります。

(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を10年3月及び14年3月に実施しております。

なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び17年3月末における時価をそれぞれ記載しております。

(図表18)評価損益総括表(17年3月末)[三井住友フィナンシャルグループ(連結)]

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	5,472	△ 18	21	39
	債券	5,074	△ 23	16	39
	株式	—	—	—	—
	その他	398	+ 5	5	0
	金銭の信託(注1)	—	—	—	—
子会社等	有価証券(注1, 2)	3,960	+ 25	25	—
	債券	—	—	—	—
	株式	3,889	+ 25	25	—
	その他	71	—	—	—
	金銭の信託(注1)	—	—	—	—
その他	有価証券(注1, 2)	233,774	+ 6,964	8,014	1,050
	債券	168,596	+ 150	350	200
	株式	31,274	+ 7,051	7,505	454
	その他	33,904	△ 237	159	396
	金銭の信託(注1)	38	+ 2	3	1

その他 (億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,162	2,952	△ 210	113	323
その他不動産	—	—	—	—	—
その他資産	—	—	—	—	—

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券等時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1ヶ月の市場価格の平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中の貸付債権信託受益権等を含んでおります。
(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を10年3月、11年3月及び14年3月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び17年3月末における時価をそれぞれ記載しております。

(図表19)オフバランス取引総括表[三井住友フィナンシャルグループ(連結)]

(億円)

	契約金額・想定元本		信用リスク相当額(与信相当額)	
	16/3月末	17/3月末	16/3月末	17/3月末
金融先物取引	2,010,545	1,261,025	―	―
金利スワップ	2,605,922	2,833,429	35,343	36,258
通貨スワップ	154,000	180,984	11,787	14,402
先物外国為替取引	324,368	401,947	8,893	9,361
金利オプションの買い	73,732	56,356	935	740
通貨オプションの買い	28,239	25,649	1,720	1,818
その他の金融派生商品	295,108	211,865	576	1,340
一括ネッティング契約による与信相当額削除効果	―	―	△ 29,424	△ 31,362
合　計	5,491,914	4,971,255	29,831	32,556

(注)BIS自己資本比率基準ベースに取引所取引、オプションの売り及び原契約2週間以内の取引を加えたものです。

(図表20)信用力別構成（17年3月末）［三井住友銀行（単体）］

（億円）

	格付BBB/Baa以上に相当する信用力を有する取引先	格付BB/Ba以下に相当する信用力を有する取引先	その他(注2)	合　計
信用リスク相当額(与信相当額)	1,127	0	97	1,224
信用コスト	1	0	2	3
信用リスク量	4	0	4	8

（注１）市場営業部門の東京、ニューヨーク、ホンコン、シンガポールにおける金融機関に対する金利、為替系デリバティブ取引を対象として試算しております。
（注２）外部格付を取得していない先。

（別　紙）

計画計数と実績値との乖離に関する説明

[三井住友フィナンシャルグループ]

(図表1-1単体)※1　自己株式（計画比▲2,695億円）：昨年11月に約2,680億円相当の自己株式を買受けたことに因るものであります。

(図表2　連結)※1　利益剰余金（計画比▲3,657億円）：三井住友銀行の当期純利益が計画比3,868億円下振れしたことが主因であります。

(図表2　連結)※2　その他有価証券の評価差損（計画比＋584億円）、有価証券含み益（計画比3,171億円）：計画策定の前提に比べ株価が大幅に上昇したことに因るものであります。

[三井住友銀行]

(図表1-1単体)※1　剰余金（計画比▲3,811億円）：※8の通り、税引後当期利益が計画比3,868億円下振れしたことに因るものであります。

(図表1-1単体)※2　その他有価証券評価差額金（＋4,387億円）：計画策定の前提に比べ、株価が大幅に上昇したことに因るものであります。

(図表1-1単体)※3　特定取引利益（計画比▲384億円）、その他業務利益（計画比＋1,081億円）：特定取引利益が計画を下回る一方、その他業務利益が計画を上回りましたのは、外貨建特定取引（通貨スワップ等）とリスクヘッジのために行う外国為替取引の損益が、財務会計上は「特定取引利益」と「その他業務利益（外国為替売買損益）」に区分して経理されるために入り繰りが発生したことが主因であります。

(図表1-1単体)※4　不良債権処理損失額（含む一般貸倒引当金繰入額）（計画比＋5,048億円）：16年度末における不良債権比率の半減目標を達成し、来年度以降の与信関係費用の確実な巡航速度化を図るため、これまで以上に保守的なスタンスに立脚して将来リスクへの対応強化・最終処理を実施したことに因るものであります。

(図表1-1単体)※5　株式等関係損益（計画比▲1,187億円）：保有株式圧縮を継続したことにより売却損益を1,089億円計上した一方で、リスク削減の観点から、金融支援目的で過去に取得した優先株式について償却を実施したことを主因に、株式等償却が2,276億円となったためであります。

(図表1-1単体)※6　経常利益（計画比▲5,517億円）：※4及び※5の通り、与信関係費用及び株式償却コストの増加が主因であります。

(図表1-1単体)※7　法人税、住民税及び事業税、法人税等調整額(計画比△1,633億円)：税引前当期利益が計画比大幅な減少となった一方で、繰延税金資産の計上額を前期に引続き保守的に見積もったこと及び海外店において税金の還付があったためであります。

(図表1-1単体)※8　税引後当期利益（計画比▲3,868億円）：※4及び※5の通り、与信関係費用及び株式償却コストが増加した一方で、※7の通り、法人税等の税務コストが下振れしたことが主因であります。

(図表1-1単体)※9　配当可能利益（計画比▲4,107億円）：※1の通り、剰余金が計画比大きく下振れしたことが主因であります。

(図表2　単体)※1　次期繰越利益（計画比▲3,809億円）：三井住友銀行の当期純利益が計画比3,868億円下振れしたことが主因であります。

(図表2　単体)※2　その他有価証券の評価差損(計画比＋521億円)、有価証券含み益(計画比2,930億円）：計画策定の前提に比べ株価が大幅に上昇したことに因るものであります。

(図表6　合算)※1　海外現地法人（計画比＋１社）：米国におけるファイナンス業務を強化する観点から、17年3月期にＤＩＰファイナンスを対象とする貸付業務等を目的としたＳＰＶ（SMBC WLR DIP Limited）及び市場からレバレッジドローンの購入を目的としたＳＰＶ（SMBC MVI SPC）の2社をCayman Islands に設立したことに因るものであります。

(図表6　合算)※2　除く機械化関連費用（計画比＋12,613百万円）：三井住友銀行における融資・市場関連事務のアウトソースに加え、ミドル・スモール層向け貸金や住宅ローン業務の強化に際し、外部労働力の投入を進めたことに因るものであります。

以　上

経営の健全化のための計画

（金融機能の早期健全化のための緊急措置に関する法律第５条）

平成 17 年 9 月

株式会社 三井住友フィナンシャルグループ

三井住友フィナンシャルグループの「経営の健全化のための計画」(15年9月公表)について、策定から2年を経過したことから三井住友フィナンシャルグループの「経営の健全化のための計画」を本計画に変更いたします。

なお、計画に記載された事項について重大な変更が生じることが予想される場合は、遅滞なく金融庁に報告いたします。

本計画の主要前提条件は以下の通りであります。

	17/3期	18/3月期	19/3月期	20/3月期	21/3月期
実質GDP　(%)	1.9	1.2	1.8	2.1	1.6
無担　O/N　(%)	0.001	0.001	0.001	0.001	0.001
TIBOR 3M　(%)	0.08	0.08	0.08	0.08	0.08
10年国債　(%)	1.5	1.3	1.3	1.3	1.3
為替(円/ドル)　(円)	107.32	105.00	105.00	105.00	105.00
日経平均株価　(円)	11,809	11,009	11,009	11,009	11,009

(注) 金利については期中平均、為替については期末レート、日経平均株価については、期末月平均としております。

目　次

1．金額・条件等

(1) 根拠

三井住友フィナンシャルグループの「経営の健全化のための計画」(15年9月公表)について策定から2年を経過したことから、「経営健全化計画の見直しについての基本的考え方」(金融再生委員会、11年9月30日付)及び「金融機能の早期健全化のための緊急措置に関する法律施行令」第1条の2に基づき、三井住友フィナンシャルグループの「経営の健全化のための計画」を本計画に変更いたします。

なお、三井住友フィナンシャルグループは、「金融機能の早期健全化のための緊急措置に関する法律」第5条第4項の規定に従い、金融庁に対して、本計画の履行状況を報告してまいります。

(2) 発行金額、発行条件、商品性

株式会社整理回収機構にお引受けいただいております優先株式の概要は以下の通りですが、発行条件等の実質的な変更はありません。

なお、第一種優先株式及び第三種優先株式の一部（合計2,010億円）に関し、整理回収機構を通じ預金保険機構に対しまして、普通株式への転換及び転換後の普通株式の処分について申出を行い、16年9月30日に承認いただきました。

本件により、同日付で転換された普通株式につきましては、16年11月2日に売却が完了した旨、預金保険機構より公表されております。なお、16年11月2日、当社は東証ToSTNeT-2（終値取引）により、対当する自己株式の買付を実施いたしました。

	第一種	第二種	第三種
当初発行額	2,010 億円	3,000 億円	8,000 億円
現在発行額	1,050 億円	3,000 億円	6,950 億円
残余財産分配額	3,000,000 円	3,000,000 円	1,000,000 円
優先配当金	10,500 円	28,500 円	13,700 円
優先配当率	0.35%	0.95%	1.37%
優先中間配当金	5,250 円	14,250 円	6,850 円
転換価額	947,100 円	947,100 円	644,200 円
転換請求期間	平成14年12月2日～平成21年 2月26日	平成17年8月1日～平成21年2月26日	平成14年12月2日～平成21年9月30日
転換価額の修正	平成14年12月2日以降平成20年8月1日までの毎年8月1日の時価(注)で修正(上下両方)	平成18年8月1日以降平成20年8月1日までの毎年8月1日の時価(注)で修正(上下両方)	平成15年10月1日以降平成18年10月1日までの毎年10月1日の時価(注)で修正(上下両方)
期中の下限転換価額	947,100 円	947,100 円	249,700 円
一斉転換日	平成21年2月27日	平成21年2月27日	平成21年10月1日
一斉転換の下限	500,000 円	500,000 円	258,330 円
当初発行会社および名称	住友銀行 第1回第一種	住友銀行 第2回第一種	さくら銀行 第三回(第二種)
三井住友銀行における名称	第1回第一種	第2回第一種	第五種

(注)時価は、当該日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の終値の平均値

(3) 当該自己資本の活用方針

三井住友フィナンシャルグループが受け入れました公的資金につきましては、引き続き、主として経営の健全な中堅・中小企業及び個人向け貸出増強に活用してまいる所存であります。

２．経営の合理化のための方策

(1) 経営の現状及び見通し

［17 年 3 月期決算の概要］

①三井住友銀行

17 年 3 月期の業務粗利益は、将来的なリスク要因の削減のために、国債等債券に係る含み損処理を行ったことを主因として、計画を 771 億円下回る 1 兆 5,229 億円となりました。

経費につきましては、人件費が人員の削減等により減少したことから、計画を 176 億円下回る 5,824 億円となりました。

以上の結果、一般貸倒引当金繰入前の業務純益は計画を 595 億円下回る 9,405 億円となりました。

臨時損益に計上される不良債権処理損失額につきましては、1 兆 3,063 億円となりました。なお、一般貸倒引当金はネットで戻し入れとなったことから、戻入益 3,515 億円を計上しており、不良債権処理損失額と一般貸倒引当金の戻入益を合計した与信関係費用は、計画を 5,048 億円上回る 9,548 億円となりました。

また、株式等関係損益につきましては、将来的なリスクを抜本的に削減する観点から債務者の金融支援目的で過去に取得した優先株の減損処理等を実施したことにより、1,187 億円の損失となりました。

以上の結果、当期純利益は計画を 3,868 億円下回る 1,368 億円の損失となりました。

②三井住友フィナンシャルグループ

17 年 3 月期連結決算は、三井住友銀行の損失計上を主因といたしまして、連結経常利益は 303 億円の損失、連結純利益は 2,342 億円の損失となりました。

[18年3月期以降の業績計画]

①三井住友銀行

[業務粗利益]

業務粗利益につきましては、金融緩和政策が継続され、国内市場金利が低位に推移していることから、預金利鞘に係る金利収益が低迷する中、後述の業務再構築のための方策等により、マーケティング部門の収益力を抜本的に強化することで業績の回復を図ってまいります。具体的には、18年3月期で1兆5,450億円、21年3月期で1兆8,600億円を目指してまいります。

[経費]

経費につきましては、人員の追加削減等による人件費の削減を主因として17年3月期は計画の6,000億円を176億円下回る5,824億円となりました。OHR（経費／業務粗利益）では38%と40%を切る高い効率性を維持しております。18年3月期以降につきましても、既存業務の効率化に継続的に取り組み、高い効率性を維持・向上させてまいります。

三井住友銀行発足以降、経営の最重要課題の1つとして実施しております経費構造のリストラクチャリングにより生じた投資余力につきましては、後述する業務再構築のための方策実現に向けて、重点戦略分野に投入し、その投資効果を最大限に引き出すことで、ローコストオペレーション体質を維持しながら、収益力強化を図ってまいります。具体的には、経費総額でみますと21年3月期は6,150億円と18年3月期の5,950億円から漸次増加となりますが、OHRは18年3月期の38%から33%台へと5%向上させる計画であります。

[臨時損益その他]

与信関係費用につきましては、オフバランス化を積極的に進めるとともに将来リスクへの対応を強化した結果、17年3月期は計画を5,048億円上回る9,548億円となりました。18年3月期以降は既に不良債権残高を大幅に減少させており、与信関係費用は確実に巡航速度化することから、18年3月期3,000億円から漸次減少し21年3月期には1,800

億円となる計画であります。

［当期利益］

以上の結果、当期利益は 18 年 3 月期 3,500 億円、21 年 3 月期におきましては 5,700 億円とする計画であります。

②三井住友フィナンシャルグループ

上述の三井住友銀行の計画に加え、三井住友カード、三井住友銀リース、日本総合研究所の４社合算ベースの当期利益は、18 年 3 月期 3,830 億円、21 年 3 月期 6,200 億円とする計画であります。

(2) 17 年 3 月期業務改善命令について

［17 年 3 月期について当期利益の実績が経営健全化計画の計画値より下振れした理由］

三井住友銀行（以下、当行）における 17 年 3 月期の当期利益は、1,368 億円の損失と経営健全化計画における当期利益の計画値 2,500 億円を 3,868 億円下回る結果となりました。これは、計画策定時の想定を上回ってデフレが長期化する中、不良債権問題に決着をつけ、18 年 3 月期以降の与信関係費用を巡航速度化し、確実に業績回復が果たせるよう、17 年 3 月期に不良債権及び債務者の金融支援目的で過去に取得した優先株式等に係る財務上の抜本的な処理を行ったことによるものであります。

具体的には、①金融再生プログラムの趣旨等も踏まえ、オフバランス化を促進したことや、従来以上に保守的なスタンスに立脚した将来リスクへの対応強化を行った結果、与信関係費用が計画値を 5,048 億円上回ったこと、②さらに、債務者の金融支援目的で過去に取得した優先株式について、将来リスク削減の観点から償却コストを 2,115 億円計上したこと、の２つが当期利益の下振れの主因であります。

［業務純益ＲＯＥの状況］

当行における 17 年 3 月期の業務粗利益は、計画を 771 億円下回る 1 兆 5,229 億円、経費につきましては、計画比 176 億円の削減となる 5,824 億円となりましたことから、業

務純益(一般貸倒引当金繰入前)は、9,405億円と計画を595億円下回り、計画比6%の未達となりました。一方、自己資本につきましては、日経平均株価が計画前提を大幅に上回っていることに伴う有価証券評価益の増加を主因として2兆8,118億円（平残）と計画比4,143億円の17%増加となっており、業務純益ＲＯＥ(一般貸倒引当金繰入前)は33.44%と計画値の41.71%に比して2割下回る実績となりました。

[業務改善命令について]

三井住友フィナンシャルグループ（以下、当社）は、「経営健全化計画に係る17年3月期の収益目標と実績とが大幅に乖離していることなどから、経営健全化計画の履行を確保するための措置を講ずる必要があると認められる」ことを理由として、7月22日、金融庁より、金融機能の早期健全化のための緊急措置に関する法律第20条第2項および銀行法第52条の33第1項の規定に基づき、行政処分（業務改善命令）を受けました。

当社といたしましては、かかる処分を受けましたことを真摯に受け止め、引き続き経営努力を重ね、収益力の強化を通じ、公的資金の早期返済に向けて全力で取り組んでまいります。

(図表1－1)収益動向及び計画[三井住友フィナンシャルグループ]

持株会社　平成14年12月　設立

	17/3月期 実績	18/3月期 計画	19/3月期 計画	20/3月期 計画	21/3月期 計画
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	34,784	36,800	36,100	36,100	36,100
貸出金	400	7	－	－	－
有価証券	33,682	36,000	35,800	35,800	35,800
総負債	3,328	3,700	3,400	3,400	3,400
資本勘定計	33,196	33,451	33,527	33,599	33,602
資本金	13,527	13,527	13,527	13,527	13,527
資本準備金	13,528	13,528	13,528	13,528	13,528
その他資本剰余金	4,995	4,995	4,995	4,995	4,995
利益準備金	－	－	－	－	－
剰余金　(注)	3,845	4,101	4,177	4,249	4,252
自己株式	▲ 2,699	▲ 2,700	▲ 2,700	▲ 2,700	▲ 2,700
(収益)					(億円)
経常利益	2,534	480	550	620	620
受取配当金	2,517	464	533	602	602
経費	26	28	28	28	28
人件費	12	13	13	13	13
物件費	14	14	14	14	14
特別利益	－	250	－	－	－
特別損失	－	－	－	－	－
税引前当期利益	2,534	730	550	620	620
法人税、住民税及び事業税	△ 3	30	10	15	15
法人税等調整額	15				
税引後当期利益	2,522	700	540	605	605
(配当)					(億円、円、%)
配当可能利益	6,141	6,396	6,472	6,544	6,547
配当金総額(中間配当を含む)	444	464	533	602	602
普通株配当金	176	207	276	345	345
優先株配当金＜公的資金分＞	127	127	127	127	127
優先株配当金＜民間調達分＞	141	130	130	130	130
1株当たり配当金(普通株)	3,000	3,000	4,000	5,000	5,000
同(第一種優先株)	10,500	10,500	10,500	10,500	10,500
同(第二種優先株)	28,500	28,500	28,500	28,500	28,500
同(第三種優先株)	13,700	13,700	13,700	13,700	13,700
同(第四種優先株第1～12回)	135,000	135,000	135,000	135,000	135,000
同(第四種優先株第13回)	67,500	──	──	──	──
同(第六種)	728	88,500	88,500	88,500	88,500
配当率(優先株＜公的資金分＞)	1.15	1.15	1.15	1.15	1.15
配当率(優先株＜民間調達分＞)	2.96	3.59	3.59	3.59	3.59
配当性向	7.81	46.77	97.53	99.14	99.14
(経営指標)					(%)
ROE(当期利益/資本勘定<平残>)	7.77	2.09	1.61	1.80	1.80
ROA(当期利益/総資産<平残>)	7.25	1.90	1.49	1.67	1.67

(注)利益剰余金のうち、利益準備金以外のものを表示しております。

(図表1－1)収益動向及び計画［三井住友銀行(単体)］

	17/3月期 実績	18/3月期 計画	19/3月期 計画	20/3月期 計画	21/3月期 計画
(規模)<資産、負債は平残、資本勘定は末残>					(億円)
総資産	960,298	926,000	941,000	962,000	985,000
貸出金	508,089	504,000	516,000	536,000	559,000
有価証券	237,030	234,000	238,000	241,000	245,000
特定取引資産	51,288	34,000	34,000	34,000	34,000
繰延税金資産<末残>	15,022	13,300	10,300	6,900	2,900
総負債	938,449	898,000	910,000	927,000	947,000
預金・NCD	652,276	665,000	680,000	687,000	694,000
債券	―	―	―	―	―
特定取引負債	40,064	17,000	17,000	17,000	17,000
繰延税金負債<末残>	-	-	-	-	-
再評価に係る繰延税金負債<末残>	900	500	500	500	500
資本勘定計	27,527	30,044	33,811	38,109	43,207
資本金	6,650	6,650	6,650	6,650	6,650
資本準備金	10,099	6,650	6,650	6,650	6,650
その他資本剰余金	3,576	7,025	7,025	7,025	7,025
利益準備金	-	-	-	-	-
剰余金	2,913	6,249	10,016	14,314	19,412
再評価差額金	423	240	240	240	240
その他有価証券評価差額金	3,866	3,230	3,230	3,230	3,230
自己株式	-	-	-	-	-
(収益)					
業務粗利益	15,229	15,450	16,500	17,450	18,600
資金運用収益	13,187	9,450	10,000	10,550	11,150
資金調達費用	3,462				
役務取引等利益	3,007	3,400	3,800	4,150	4,550
特定取引利益	1,316	1,250	1,200	1,150	1,150
その他業務利益	1,181	1,350	1,500	1,600	1,750
国債等債券関係損(▲)益	▲216	-	-	-	-
業務純益(一般貸倒引当金繰入前)	9,405	9,500	10,500	11,400	12,450
業務純益	12,920	9,500	10,500	11,400	12,450
一般貸倒引当金繰入額	△3,515	-	-	-	-
経費	5,824	5,950	6,000	6,050	6,150
人件費	2,041	2,060	2,120	2,150	2,130
物件費	3,415	3,540	3,530	3,550	3,670
不良債権処理損失額	13,063	3,000	2,500	2,300	1,800
株式等関係損(▲)益	▲1,187	▲100	-	-	-
株式等償却	2,276				
経常利益	▲717	6,100	7,600	8,650	10,150
特別利益	16	▲100	▲100	▲100	▲100
特別損失	300				
法人税、住民税及び事業税	△18	2,500	3,200	3,650	4,350
法人税等調整額	385				
税引後当期利益	▲1,368	3,500	4,300	4,900	5,700
(配当)					
配当可能利益	4,424	11,209	14,976	19,274	24,372
配当金(中間配当を含む)					
配当性向(%)					
(経営指標)					(%)
資金運用利回(A)	1.66	1.66	1.67	1.68	1.70
貸出金利回(B)	1.85	1.82	1.81	1.83	1.84
有価証券利回	1.10	1.17	1.24	1.25	1.26
資金調達原価(C)	1.12	1.17	1.16	1.17	1.18
預金利回(含むNCD)(D)	0.16	0.19	0.20	0.20	0.20
経費率(E)	0.89	0.89	0.88	0.88	0.88
人件費率	0.31	0.30	0.31	0.31	0.30
物件費率	0.52	0.53	0.51	0.51	0.52
総資金利鞘(A)-(C)	0.54	0.49	0.51	0.51	0.52
預貸金利鞘(B)-(D)-(E)	0.79	0.74	0.73	0.75	0.76
非金利収入比率	19.74	22.00	23.03	23.78	24.46
OHR(経費/業務粗利益)	38.24	38.51	36.36	34.67	33.06
ROE(一般貸引前業務純益/資本勘定<平残>)	33.44	33.00	32.88	31.70	30.62
ROA(一般貸引前業務純益/(総資産-支払承諾見返)<平残>)	1.04	1.09	1.19	1.26	1.35

(注)利益剰余金のうち、利益準備金以外のものを表示しております。

（参考）収益動向及び計画［4社合算ベース：三井住友銀行＋三井住友カード＋三井住友銀リース＋日本総合研究所］

	17/3月期 実績	18/3月期 計画	19/3月期 計画	20/3月期 計画	21/3月期 計画
（規模）＜資産、負債は平残、資本勘定は末残＞					（億円）
総資産	985,200	952,000	968,600	991,500	1,016,500
総負債	960,402	920,400	933,500	952,100	973,700
資本勘定計	30,650	33,932	38,057	42,783	48,369
資本金	7,676	7,916	7,916	7,916	7,916
資本準備金	10,914	7,704	7,704	7,704	7,704
その他資本剰余金	3,990	7,439	7,439	7,439	7,439
利益準備金	10	10	10	10	10
剰余金　（注1）	3,647	7,273	11,398	16,124	21,710
土地再評価差額金	423	240	240	240	240
その他有価証券評価差額金	3,990	3,350	3,350	3,350	3,350
自己株式	－	－	－	－	－
（収益）					
合算業務純益　（注2）	9,980	10,126	11,201	12,200	13,350
経常利益	▲ 221	6,668	8,242	9,403	11,000
特別損益	▲ 232	▲ 108	▲ 107	▲ 107	▲ 107
法人税、住民税及び事業税 法人税等調整額	578	2,730	3,465	3,956	4,693
税引後当期利益	▲ 1,031	3,830	4,670	5,340	6,200
（配当）					
配当可能利益＜含む持株会社＞	11,714	18,698	22,834	27,554	33,054
配当性向（持株会社 普通株）（％）	－	5.79	6.25	6.79	5.81
（経営指標）					（％）
ROE（合算業務純益/資本勘定＜平残＞）	32.12	31.35	31.11	30.18	29.29
ROA（合算業務純益/総資産＜平残＞）	1.01	1.06	1.15	1.23	1.31

（注1）利益剰余金のうち、利益準備金以外のものを表示しております。

（注2）三井住友銀行の業務純益、他3社の営業利益を合算しております。

(図表１－2)収益動向[三井住友フィナンシャルグループ(連結)]

	16/3月期 実績	17/3月期 実績	18/3月期 見込み
(規模)<末残>			(億円)
総資産	1,022,152	997,319	
貸出金	553,828	547,998	
有価証券	270,499	242,337	
特定取引資産	33,068	37,691	
繰延税金資産	17,066	15,982	
総負債	981,505	959,349	
預金・NCD	688,529	711,881	
債券	—	—	
特定取引負債	18,732	21,105	
繰延税金負債	402	453	
再評価に係る繰延税金負債	564	910	
少数株主持分	9,937	10,212	
資本勘定計	30,709	27,757	
資本金	12,477	13,527	
資本剰余金	8,653	9,743	
利益剰余金	6,112	3,300	
土地再評価差額金	965	579	
その他有価証券評価差額金	3,250	4,107	
為替換算調整勘定	▲ 718	▲ 799	
自己株式	▲ 30	▲ 2,699	

(収益)			(億円)
経常収益	35,525	35,808	33,000
資金運用収益	15,913	15,217	
役務取引等収益	5,014	5,987	
特定取引収益	3,050	1,446	
その他業務収益	9,465	10,583	
その他経常収益	2,083	2,575	
経常費用	32,097	36,111	
資金調達費用	3,103	3,504	
役務取引等費用	769	800	
特定取引費用	9	2	
その他業務費用	8,866	8,677	
営業経費	8,665	8,527	
その他経常費用	10,684	14,601	
貸出金償却	6,604	7,594	
貸倒引当金繰入額	—	2,889	
一般貸倒引当金純繰入額	—	▲ 2,012	
個別貸倒引当金純繰入額	—	4,939	
経常利益	3,428	▲ 303	7,800
特別利益(注)	1,170	91	
特別損失	550	873	
税金等調整前当期純利益	4,049	▲ 1,085	
法人税、住民税及び事業税	243	218	
法人税等調整額	86	529	
少数株主利益	416	510	
当期純利益	3,304	▲ 2,342	4,600

(注) 16/3月期につきましては、貸倒引当金戻入益及び債権売却損失引当金戻入益といたしまして148億円を特別利益に計上しております。

(図表2)自己資本比率の推移 … 採用している基準(国際統一基準)

[三井住友フィナンシャルグループ(連結)]

(億円)

	17/3月期 実績	18/3月期 計画	19/3月期 計画	20/3月期 計画	21/3月期 計画
資本金	13,527	13,527	13,527	13,527	13,527
うち非累積的永久優先株	-	-	-	-	-
資本剰余金	9,743	9,743	9,743	9,743	9,743
利益剰余金	2,856	7,172	11,739	16,937	23,035
連結子会社の少数株主持分	10,129	10,594	10,827	11,084	11,365
うち優先出資証券	8,169	8,127	8,127	8,127	8,127
その他有価証券の評価差損	-	-	-	-	-
自己株式	△ 2,699	△ 2,700	△ 2,700	△ 2,700	△ 2,700
為替換算調整勘定	△ 799	△ 760	△ 760	△ 760	△ 760
営業権相当額	△ 1	△ 1	△ 1	△ 1	△ 1
連結調整勘定相当額	△ 134	△ 65	△ 35	-	-
その他	-	-	-	-	-
Tier I 計	32,623	37,510	42,340	47,830	54,210
(うち税効果相当額)	(15,529)	(13,800)	(10,800)	(7,400)	(3,400)
有価証券含み益	3,171	2,690	2,690	2,690	2,690
土地再評価益	671	410	410	410	410
一般貸倒引当金	6,335	6,335	6,335	6,335	6,335
永久劣後債務	8,800	9,873	11,083	11,823	12,043
その他	-	-	-	-	-
Upper Tier II 計	18,976	19,308	20,518	21,258	21,478
期限付劣後債務・優先株	16,573	16,162	15,082	15,512	14,212
その他	-	-	-	-	-
Lower Tier II 計	16,573	16,162	15,082	15,512	14,212
Tier II 計	35,550	35,470	35,600	36,770	35,690
(うち自己資本への算入額)	(32,623)	(35,470)	(35,600)	(36,770)	(35,690)
TierIII	-	-	-	-	-
控除項目	△ 5,044	△ 5,840	△ 6,100	△ 6,390	△ 6,700
自己資本合計	60,201	67,140	71,840	78,210	83,200

(億円)

リスクアセット	605,526	627,000	647,000	666,000	696,000
オンバランス項目	548,979	570,500	590,500	609,500	639,500
オフバランス項目	53,009	53,000	53,000	53,000	53,000
その他(注2)	3,539	3,500	3,500	3,500	3,500

(%)

自己資本比率	9.94	10.70	11.10	11.74	11.95
Tier I 比率	5.38	5.98	6.54	7.18	7.78

(注1)上記試算に係る各種前提条件

為替: 105.00円/ドル

(注2)マーケット・リスク相当額を8%で除して得た額。

(注3)自己資本比率につきましては、19年3月期よりバーゼルIIが適用されることとなっておりますが、計画策定時点(17年9月)においては現行基準に基づき算定しております。なお、新基準適用後の自己資本比率につきましては、経営健全化計画の履行状況報告の中で公表いたします。

(図表2)自己資本比率の推移 … 採用している基準(国際統一基準)

[三井住友銀行(連結)]

(億円)

	17/3月期 実績	18/3月期 計画	19/3月期 計画	20/3月期 計画	21/3月期 計画
資本金	6,650	6,650	6,650	6,650	6,650
うち非累積的永久優先株	-	-	-	-	-
資本剰余金	16,035	16,035	16,035	16,035	16,035
利益剰余金	△ 63	3,373	7,340	11,938	17,336
連結子会社の少数株主持分	10,261	10,291	10,454	10,636	10,828
うち優先出資証券	8,169	8,127	8,127	8,127	8,127
その他有価証券の評価差損	-	-	-	-	-
自己株式	-	-	-	-	-
為替換算調整勘定	△ 811	△ 780	△ 780	△ 780	△ 780
営業権相当額	-	-	-	-	-
連結調整勘定相当額	-	-	-	-	-
その他	-	-	-	-	-
Tier I 計	32,073	35,570	39,700	44,480	50,070
(うち税効果相当額)	(15,051)	(13,300)	(10,300)	(6,900)	(2,900)
有価証券含み益	3,054	2,570	2,570	2,570	2,570
土地再評価益	671	410	410	410	410
一般貸倒引当金	6,120	6,120	6,120	6,120	6,120
永久劣後債務	8,800	9,873	11,083	11,823	12,043
その他	-	-	-	-	-
Upper Tier II 計	18,645	18,973	20,183	20,923	21,143
期限付劣後債務・優先株	16,573	16,162	15,082	15,512	14,212
その他	-	-	-	-	-
Lower Tier II 計	16,573	16,162	15,082	15,512	14,212
Tier II 計	35,218	35,135	35,265	36,435	35,355
(うち自己資本への算入額)	(32,073)	(35,135)	(35,265)	(36,435)	(35,355)
Tier III	-	-	-	-	-
控除項目	△ 2,389	△ 2,950	△ 3,010	△ 3,110	△ 3,250
自己資本合計	61,756	67,755	71,955	77,805	82,175

(億円)

リスクアセット	582,445	604,000	624,000	643,000	673,000
オンバランス項目	525,894	547,500	567,500	586,500	616,500
オフバランス項目	53,031	53,000	53,000	53,000	53,000
その他(注2)	3,520	3,500	3,500	3,500	3,500

(%)

自己資本比率	10.60	11.21	11.53	12.10	12.21
Tier I 比率	5.50	5.88	6.36	6.91	7.43

(注1)上記試算に係る各種前提条件
為替: 105.00円/ドル

(注2)マーケット・リスク相当額を8%で除して得た額。

(注3)自己資本比率につきましては、19年3月期よりバーゼルIIが適用されることとなっておりますが、計画策定時点(17年9月)においては現行基準に基づき算定しております。なお、新基準適用後の自己資本比率につきましては、経営健全化計画の履行状況報告の中で公表いたします。

(図表2)自己資本比率の推移 … 採用している基準(国際統一基準)

[三井住友銀行(単体)]

(億円)

	17/3月期 実績	18/3月期 計画	19/3月期 計画	20/3月期 計画	21/3月期 計画
資本金	6,650	6,650	6,650	6,650	6,650
うち非累積的永久優先株	-	-	-	-	-
資本準備金	10,099	6,650	6,650	6,650	6,650
その他資本剰余金	3,576	7,025	7,025	7,025	7,025
利益準備金	-	-	-	-	-
任意積立金	2,215	2,215	2,215	2,215	2,215
次期繰越利益	685	4,021	7,788	12,086	17,184
その他 (注2)	7,843	8,189	8,192	8,184	8,186
うち優先出資証券	7,767	8,127	8,127	8,127	8,127
その他有価証券の評価差損	-	-	-	-	-
自己株式	-	-	-	-	-
営業権相当額	-	-	-	-	-
Tier I 計	31,068	34,750	38,520	42,810	47,910
(うち税効果相当額)	(15,022)	(13,300)	(10,300)	(6,900)	(2,900)
有価証券含み益	2,930	2,450	2,450	2,450	2,450
土地再評価益	596	335	335	335	335
一般貸倒引当金	4,176	4,175	4,175	4,175	4,175
永久劣後債務	8,800	9,873	11,083	11,823	12,043
その他	-	-	-	-	-
Upper Tier II 計	16,501	16,833	18,043	18,783	19,003
期限付劣後債務・優先株	16,183	15,772	14,692	15,122	13,922
その他	-	-	-	-	-
Lower Tier II 計	16,183	15,772	14,692	15,122	13,922
Tier II 計	32,684	32,605	32,735	33,905	32,925
(うち自己資本への算入額)	(31,068)	(32,605)	(32,735)	(33,905)	(32,925)
TierIII	-	-	-	-	-
控除項目	△ 956	△ 1,560	△ 1,560	△ 1,560	△ 1,560
自己資本合計	61,180	65,795	69,695	75,155	79,275

(億円)

	17/3月期 実績	18/3月期 計画	19/3月期 計画	20/3月期 計画	21/3月期 計画
リスクアセット	540,345	561,000	581,000	600,000	630,000
オンバランス項目	489,107	510,000	530,000	549,000	579,000
オフバランス項目	48,189	48,000	48,000	48,000	48,000
その他(注3)	3,049	3,000	3,000	3,000	3,000

(%)

	17/3月期 実績	18/3月期 計画	19/3月期 計画	20/3月期 計画	21/3月期 計画
自己資本比率	11.32	11.72	11.99	12.52	12.58
Tier I 比率	5.74	6.19	6.63	7.13	7.60

(注1)上記試算に係る各種前提条件

為替： 105.00円/ドル

(注2)少数株主持分、為替調整勘定の額

(注3)マーケット・リスク相当額を8%で除して得た額。

(注4)自己資本比率につきましては、19年3月期よりバーゼルIIが適用されることとなっておりますが、計画策定時点(17年9月)においては現行基準に基づき算定しております。なお、新基準適用後の自己資本比率につきましては、経営健全化計画の履行状況報告の中で公表いたします。

(図表５)部門別純収益動向［三井住友銀行（単体）］

（億円）

	16/3月期 実績	17/3月期 実績	18/3月期 見込み
資金関係損益	2,778	2,715	2,930
手数料＋外為	559	860	990
個人部門	3,337	3,575	3,920
資金関係損益	3,224	3,236	3,630
手数料＋外為	2,818	3,306	3,290
法人部門	6,042	6,542	6,920
資金関係損益	1,043	970	990
手数料＋外為	709	898	940
企業金融部門	1,752	1,868	1,930
ｳﾁﾏｰｹﾃｨﾝｸﾞ業務	888	820	900
ﾄﾚｼﾞｬﾘｰ業務	17	16	10
国際部門	927	844	910
資金関係損益	102	105	-
手数料＋外為	6	14	-
ｺﾐｭﾆﾃｨﾊﾞﾝｷﾝｸﾞ本部	108	119	-
市場営業部門	3,758	2,228	2,300
本社管理	▲ 83	53	▲ 530
業務粗利益	15,841	15,229	15,450
経費	▲5,840	▲5,824	▲5,950
業務純益 （除く一般貸倒引当金繰入）	10,001	9,405	9,500

(注)16/3月期、17/3月期実績につきましては、戦略金融部門の損益は本社管理に含んでおります。
18/3月期見込みにつきましては、17/4月に実施した組織変更(ｺﾐｭﾆﾃｨﾊﾞﾝｷﾝｸﾞ本部及び戦略金融部門の廃止)に伴い所管顧客の変更を実施しております。

(3) 業務再構築のための方策

イ．今後の経営戦略

当社は、経営方針である「最高の信頼を得るトップバンク」を実現するため、今後 4 年間において、トップライン収益の強化、資本効率の更なる向上、コーポレートガバナンスの高度化の 3 点を推進し、企業価値を向上させ、欧米大手銀行に対抗し得る経営基盤を構築してまいります。具体的には、①新たなリスク、新たな地域、新たな事業領域への挑戦によるトップライン収益の拡大、②重点分野強化のための経営資源の積極投入、③各ビジネスのリスク・リターン適正化の徹底と資本・リスクアセットの再配置による資本効率向上、④企業価値向上に繋がる合従連衡・アライアンスの積極化、⑤企業価値向上、ＣＳＲ実践のためのコーポレートガバナンスの高度化、の 5 点を基本方針として経営資源の配置を行うことにより、戦略を展開してまいります。

①新たなリスク、新たな地域、新たな事業領域への挑戦によるトップライン収益の拡大

a)コンシューマーファイナンス事業等、新たなリスクテイクにより収益機会の拡大が見込まれる分野、b)地方マーケット等新たな地域、c)保険の窓口販売、証券仲介業務、市場誘導ビジネス等、今後の規制緩和等で収益機会の拡大が見込まれる分野、に対し、新商品の開発、ネットワークの拡充、アライアンスの推進、人員の重点投入等を通じ積極的に挑戦してまいります。これにより、新たなビジネスラインの創出、既存ビジネスの抜本的強化を図り、本業の厚みを増すことによるトップライン収益の拡大に努めてまいります。

②重点分野強化のための、経営資源の積極投入

今後、マーケットの拡大が見込まれる資産運用業務、シンジケーション業務、証券化業務や、当行の強みを活かして更なるシェア拡大が見込まれる住宅ローン、中堅・中小企業向け貸出業務等については、重点分野と位置づけ、トップラインの収益拡大に向け、経営資源を積極的に投入してまいります。一方、引き続き事務等の既存業務の効率化には積極的に取り組み、当行の特色であるローコストオペレーション体質を堅持してまいります。

③各ビジネスのリスク・リターン適正化の徹底と、資本・リスクアセットの再配置による資本効率向上

リスクセンシティブなバーゼルⅡ導入も踏まえ、各ビジネスのリスク・リターン適正化とリスクアセットの再配置による資本効率の向上を図ってまいります。具体的には収益性の指標について、バーゼルⅡベースのリスクアセット対比で計測する方式（RARORA＝Risk adjusted return on risk assets）の採用を検討してまいります。

④企業価値向上に繋がる合従連衡、提携の積極化

当社グループはこれまで、大和証券グループとのホールセール証券の合弁会社設立、ゴールドマン・サックス証券会社等との企業再生合弁会社の設立、プロミスとのコンシューマーファイナンス事業における提携、エヌ・アイ・エフベンチャーズとＳＭＢＣキャピタルの合併によるベンチャーキャピタル業務の強化、エヌ・ティ・ティ・ドコモ（以下、ＮＴＴドコモ）と三井住友カードの携帯電話を活用したクレジットカード業務を中心とする業務・資本提携等、様々な戦略的提携を実施してまいりましたが、今後とも企業価値向上に繋がる合従連衡、提携には積極的に取り組んでまいります。

⑤企業価値向上、ＣＳＲ実践のためのコーポレートガバナンスの高度化

従来、当社グループは、ＩＳＯ１４００１の取得や環境リスクをクレジットポリシーに反映させる等、ＣＳＲに積極的に取り組んでまいりましたが、「最高の信頼を得るトップバンク」実現に向けて、更なる企業価値の向上、ＣＳＲ実践のためのコーポレートガバナンス高度化を図ってまいります。その一環として、17年4月に当社企画部担当役員を委員長とし、グループ各社のＣＳＲ担当部室長をメンバーとする「グループＣＳＲ委員会」を設置いたしました。当行におきましても、各部横断的な協議会である「ＣＳＲ委員会」、ならびに経営企画部の部内室として「ＣＳＲ室」を新たに設置いたしました。

今後、以上のような基本方針のもと、収益向上へ向けた業務再構築、経営効率化に関し、以下の諸施策を展開してまいります。

ロ．業務別の事業戦略

［個人金融ビジネス］

個人金融ビジネスの分野におきましては、顧客基盤の拡充を通じた「トップシェアバンク」の実現のために、①個人総合金融サービス業への飛躍に向けた新規事業への取組強化、②ネットワーク拡大、人員増強を中心とする営業力の抜本的強化、③お客さまのニーズに徹底的に応えるための商品ラインアップの拡充、④営業効率の一段の向上を通じた高い生産性の実現、の 4 点を軸に、積極的かつ効率的に業務展開を進めることによって、収益増強を図ってまいります。

①「個人総合金融サービス業への飛躍」に向けた新規事業への取組強化

従来より一層幅広いお客さまのコンシューマーファイナンス・資金ニーズにお応えするため、17 年 4 月より、当行、プロミス、アットローンの 3 社によるコンシューマーファイナンス事業を開始いたしました。具体的には、当行もしくはアットローンでの審査結果がお客さまのご希望に添えなかった場合、お客さまのご希望により、アットローンもしくはプロミスのローン商品をご紹介する「カスケード・スキーム」という新たなビジネスモデルを採用しております。申込受付チャネルとしては、当行のＡＴＭコーナーに 3 社の申込受付・審査が行える新型ＡＣＭ（ローン契約機）を設置し、お客さまの即時借入れニーズに対応するとともに、東京・汐留に設置した 3 社の受付センターで、電話やインターネット等によるお申込に対応しております。

また、当行は、個人のお客さまの投資意識の高まりに対応し、証券仲介業務を通じた資産運用ニーズ対応力の高度化を図ってまいります。具体的には、商品ラインアップの一段の拡充、証券会社勤務経験者も含めた人材の積極投入等により、フロントにおけるコンサルティングの品質を向上させ、お客さまのニーズへの対応力を高度化してまいります。

さらに、17 年 2 月より提供を開始しております遺言信託業務につきましては、富裕層（企業オーナー等の資産家を中心とした層）に対するコンサルティング力強化の一環として、信託業務に精通した専門スタッフを配置し、セールスプロセスの高度化を図りお

客さまとのトータルでの取引拡大に努めてまいります。

当社主要子会社の三井住友カードにおきましては、17年4月、ＮＴＴドコモとの戦略提携を行いました。携帯電話を活用した新たなクレジットカードビジネスのモデル「ケータイクレジットサービス」を共同で確立してまいります。

今後も、個人総合金融サービス業として、お客さまのニーズにお応えする幅広いビジネスに積極的かつタイムリーに取り組んでまいります。

②ネットワーク拡大、人員増強を中心とする営業力の抜本的強化

資産運用層、資産形成層の各々のお客さまに対し、質の高いコンサルティングサービスを通じて、「資産運用」と「資金調達」の両面において金融商品･サービスを総合的に提供してまいります。当行では、休日の営業や相談専用ブースの設置等を特徴とするコンサルティング･サービス特化型店舗「ＳＭＢＣコンサルティングプラザ」を17年7月に20ヶ店増設し、現状65拠点まで拡大しておりますが、今後もお客さまの利便性向上を図るとともに、お客さまとの接点を拡大していく観点から、順次増設していく予定にしております。

コンサルティングプラザ拡大にあわせて、住宅ローン受付の専門窓口であるローンプラザの休日営業の拡大･見直しも実施し、休日にもご利用いただけるローンプラザを順次拡大していく計画であります。これにより、不動産業者や個人のお客さまの利便性の一層の向上を図り、既に当行が他行比優位にある住宅ローン業務の一層の強化を図ります。

また、アパートローンへの取組を強化すべく、効率的な業者ルート開拓を目的に、17年7月、大手銀行では初となるアパートローン専門拠点（アパートローンプラザ）を新宿に開設しました。主要都市の大手デベロッパーの営業所や地場業者をターゲットとし、今後他の大都市圏や地方都市にも順次拡大していく方針です。

その他にも、コールセンター等ダイレクトチャネルの一層の強化、ＩＴを活用した相談システムの構築、東京メトロなど駅構内へのＡＴＭの設置、代理店制度の活用等他社・他業種との提携等を通じ、営業力強化に取り組むとともに、お客さまの利便性を確保・拡充してまいります。

なお、人員面では、中途採用への注力等、フィナンシャルコンサルタントを中心とする専門性の高いフロント人員の大幅増強により営業力強化につなげてまいります。

③お客さまのニーズに徹底的に応えるための商品ラインアップの拡充

個人金融ビジネス強化のためには、拠点の拡充、人的資源等の経営資源の投入のほか、商品ラインアップの拡充も図っていく必要があります。当行では、これまでも、お客さまの資金運用ニーズに応えるべく、投資信託、個人年金をはじめ、外貨預金、特約付預金等の商品ラインアップの拡充を図ってまいりました。16 年 12 月には証券仲介業務に参入し、外債等債券商品の品揃えを拡充しておりますが、今後も、お客さまのニーズに応じた新たな商品の開発・仕入れ等を通じ、より一層充実した商品ラインアップの実現を図ってまいります。

お客さまの資金調達につきましては、17 年 4 月、提携先からの物件購入の代金割引やＡＴＭ時間外手数料の無料化等のサービスを住宅ローンとセットで提供する「マイホームプラス」の取り扱いを開始しており、調達面においても品揃え拡充を進めております。

こうした運用・調達両面での商品力強化に加え、決済関連ビジネスにおいても、既にサービスを開始している「電子メールお知らせサービス」のメニュー拡充等、お客さまのニーズに徹底的に応える商品ラインアップ拡充を推進してまいります。

また、金融犯罪の多発・巧妙化を背景に、お客さまのセキュリティに対する意識が高まっておりますが、当行といたしましても、この問題に積極的な取組を進めており、17 年 2 月にはＩＣキャッシュカードの取り扱いを開始、年内には本人確認方法として生体認証を装備したＩＣキャッシュカードの導入を計画しております。あわせて、あらかじめパソコン・携帯電話からＡＴＭ出金取引機能をコントロールできる「ＡＴＭオートロックサービス」や、キャッシュカード出金の電子メール連絡サービスの取り扱いも 17 年 9 月より開始します。

④営業効率の一段の向上を通じた高い生産性の実現

当社グループは、個人金融ビジネスは、営業効率の向上が競争力の源泉であるとの認識のもと、引き続き効率性の更なる向上を通じた高い生産性の実現に取り組んでまいり

ます。

当行では、「支店」における業務推進と事務・管理の分離を通じ、フロントの営業推進力を強化する新支店運営体制を、17年1月より一部支店で実施しております。この取組は、支店長自身の渉外活動強化による徹底的なトップセールスや、従来以上に実践的な教育の展開によるフロント人員のスキルアップを可能とする等、業務面において営業推進力･収益力増強に効果が期待できるばかりでなく、事務･管理面でも、組織の分離・専門化による事務品質の向上や業務推進サイドへの牽制機能の強化実現等を通じ、ＣＳ向上・リスク管理強化にも資するものと考えております。対象拠点につきましては、今後順次拡大し、19年3月期中には全店舗に展開していく計画であります。

また、従業員の指導・育成強化や営業サポートツールの開発を通じた生産性向上と、不断のセールスプロセス改革にも引続き積極的に取り組んでまいります。

[法人金融ビジネス]

法人金融ビジネス分野につきましては、これまで、強固な取引基盤をベースに、全国の営業拠点と本部が協働して高度な金融サービスを提供することにより、取引推進に努めてまいりました。今後とも、以下の戦略を軸に法人向けコンサルティングビジネスに注力し、収益増強を図ってまいります。

①中堅・中小企業取引の拡充

中堅・中小企業取引の拡充につきましては、これまでもリスクテイク対応力を強化することによって、健全な経営内容の中小企業等の多様な資金ニーズに対し、積極的に対応してまいりました。このうち、年商10億円以下のスモールマーケットのお客さまに対しましては、ポートフォリオ型の小口無担保定型貸金である「ビジネスセレクトローン」を積極的に推進しており、年商10億円超のミドルマーケットのお客さまに対しましては、取り上げ基準を標準化・簡素化した「Ｎファンド」を積極的に推進してまいりました。また、17年4月より、ビジネスセレクトローンのノウハウを活用し、原則年商10億円以上30億円未満のミドルマーケットのお客さまを対象としたポートフォリオ型定型貸金の新商品「ＳＭＢＣ－クレセルローン」の取り扱いを開始しております。今後も、当

行が競争優位にあるビジネスモデルの一層の高度化により、本マーケットにおける圧倒的な顧客基盤を構築してまいります。

一方、運用業務につきましては、16 年 12 月より開始いたしました証券仲介業務等により商品力を一層強化し、コア企業および純預金先を新たなマーケットと捉え、お客さまの運用ニーズに対し積極的に取り組んでまいります。

②国内大企業取引の拡充

大企業を中心としたお客さまとの取引拡充のために、引き続き、徹底したマーケティングにより、お客さまのニーズに基づいた商品開発・新規ビジネスの発掘に注力してまいります。また、お客さまへのソリューション提供力を強化すべく、大和証券ＳＭＢＣとの更なる連携強化を図ってまいります。

まず、事業再生・再編業務につきましては、これまで当行が培ってきたノウハウの活用、当行関連のファンド・ビークルの強化、金融仲介の担い手として成長が見込まれるプライベートエクイティファンド等との連携によりまして、案件発掘から遂行にいたるまでの機能強化を図ってまいります。なお、17 年 4 月にプライベートエクイティファンドへの投資拡大や当行関連ビークルとの連携強化を通じて、エクイティ出資を含めた収益機会の捕捉を狙いとして、投資開発部を設置しております。

不動産ファイナンスにつきましては、当行の豊富なお客さま基盤を活かして関連ニーズを幅広く発掘し、メザニンローンやエクイティ投資等、様々なリスクに前向きに取り組むことによって、多様なファイナンス手段を提供してまいります。この業務は高い専門性が必要となるため、優良不動産ファンド、親密信託銀行、大和証券ＳＭＢＣ等、専門性の高い外部との連携を通じて、機能強化を図ってまいります。本業務を推進するため、17 年 4 月に不動産ファイナンス営業部を設置しております。

Ｍ＆Ａ業務と市場誘導ビジネス関連につきましては、当行本部機能の強化、大和証券ＳＭＢＣとの連携強化によって、提案力、案件獲得・処理能力の強化を図ってまいります。

シンジケーション業務、流動化業務につきましては従来より注力分野として取り組ん

でまいりましたが、今後とも拡大が見込まれる業務であり、引き続き重点分野として取り組んでまいります。

上記施策を推進していくため、従業員の教育・研修体制を充実させるとともに、実務経験者を中心とした外部人材の採用にも積極的に取り組むことによって、専門性の高い人材確保に努めてまいります。

[国際金融ビジネス]

日本を含むアジアをマザーマーケットとするグローバルな商業銀行を目指し、国際金融ビジネスにおける収益力の強化を図ってまいります。具体的には、①お客さまとの取引基盤拡充、②新たな成長機会の獲得、③高流動性・高リターンポートフォリオの構築、の３点を軸に収益の増強を図ってまいります。

①お客さまとの取引基盤拡充

国内外の円滑な連携体制を構築し、グローバルに展開するお客さまに対し、高度なサービスを迅速に提供することによって、顧客基盤の拡大を図ってまいります。また、成長著しい中国を中心としたアジアにおける拠点の新設、人員の積極投入により、当地に進出している日系企業との取引拡大を図ってまいります。

なお、プロジェクトファイナンス業務に関しましては、全世界で邦銀中トップかつ欧米の大手銀行とも比肩する組成実績を有しており、当行の強みである PFI 案件等、引き続き内外連携を行いつつ、積極的に推進してまいります。

②新たな成長機会の獲得

エマージングマーケットへの取り組みを積極化し、新たな地域で商機を拡大するとともに、高いノウハウを有する海外の金融機関との提携を強化し、新たな成長機会の獲得を図ってまいります。この一環として、17 年 8 月にはモスクワに欧州三井住友銀行の駐在員事務所を開設しました。

③高流動性・高リターンポートフォリオの構築

金融最先端の米国においては、レバレッジドローン等米国市場において流動性があり、収益性も高い資産を積み上げ、資本効率の向上に努めてまいります。

[市場営業ビジネス]

マーケットを対象とした市場営業ビジネスにつきましては、①ＡＬＭ体制の強化、②運用手段の多様化、③お客さまからのオーダーフローの拡大、の３点を軸に、適切なリスク管理のもと、内外のマーケット動向をタイムリーに捉え、収益力の維持・強化に注力してまいります。

[グループ会社]

当社グループは、三井住友カード、三井住友銀リース、日本総合研究所の 3 社を、グループ中核会社である三井住友銀行の兄弟会社と位置づけ、それぞれを各事業分野におけるトッププレーヤーとして育成することに注力してまいりました。

三井住友カードでは、業界トップ企業としての地位固めを行いつつ、「商品提供力」と「ソリューション営業」の強化を図り、シェアの拡大、メインカード化の深化、業務構造の改革を通じて飛躍を図ってまいります。三井住友銀リースでは、営業資産をオペレーティングリース等の戦略分野へシフトし、強固な財務基盤を構築するほか、リース資産の信託等新たな収益機会の拡大にも取り組んでまいります。日本総合研究所では、システムインテグレータとして、基幹系等のコアシステム受託事業を強化してまいります。

ハ．リストラの推移および計画（図表 6）

当行は、これまで経営健全化計画で掲げたリストラ計画を前倒しで実現するとともに、追加的なリストラ策の実施にも努めてまいりました。この結果、総経費は、13 年 3 月期の 7,001 億円から、17 年 3 月期には 5,824 億円と、1,177 億円（17%）削減してまいりました。

18 年 3 月期以降につきましても、既存業務に係るベース経費については、更なる効率化により引き続き削減に努めてまいります。一方、効率化により生じる投資余力を活用し、業務再構築のための方策の実現に向けて、重点分野へ積極的に投入してまいります。これにより、21 年 3 月期の総経費は 6,150 億円と 17 年 3 月期対比 326 億円の増加となりますが、投資効率を一層高めていくことによって、ＯＨＲは 17 年 3 月期の 38%から

21年3月期には33%へともう一段低下させ、30%台の高い効率性を維持・向上させてまいります。

[従業員数]

従業員数につきましては、これまでも店舗や業務の効率化を進めながら合併以来約3割減となる大幅な削減を実施してまいりましたが、18年3月期以降におきましても、既存業務の一層の合理化、嘱託や派遣社員の活用等による人員の再配置を実施し、業務再構築のための重点分野に戦略的に投入してまいります。さらに、新規業務参入にあたり即戦力となる人材の中途採用の拡大や、業務範囲の拡大に対応するためフィナンシャルコンサルタント等を積極的に増員することによって、収益計画を確実に達成すべく重点分野における営業力を磐石なものとしてまいります。以上の通り、人員の再配置、嘱託や派遣社員の活用等も実施しながら効率的な人員投入を行ってまいりますことから、21年3月末の従業員数は20,900人と17年3月末対比120人の微減となり、18年3月期以降、横ばいで推移する計画であります。

[国内支店]

国内支店につきましては、合併以来重複店舗を中心とした店舗統廃合を積極的かつ、迅速に進め、約3割の店舗削減を実施してまいりました。今後は、引き続き効率化を追求すべく、マーケットの重複するエリアや小規模店舗の統合を実施する一方、個人金融ビジネス、法人金融ビジネス強化の観点から、都市部郊外の店舗空白地や地方マーケット等における新たなアクセスポイントの拡充を図ってまいります。

[海外支店]

海外支店につきましては、これまで効率性を十分考慮しながら選択と集中を図り、新規出店を行う一方、統廃合を積極的に進めた結果、17年3月末時点で17ヵ店と合併前の約半分の水準まで削減してまいりました。18年3月期以降につきましては、マザーマーケットと位置づけるアジアの拠点において選択と集中を図り、駐在員事務所の支店化や新規開設等による取引基盤の拡充を行ってまいります。

［人件費］

人件費につきましては、従業員給与の8年以降10年連続のベア凍結や、合併以降、約6,100人（約23％）の人員削減、賞与ファンドの削減等により、13年3月期の2,940億円から17年3月期には2,053億円と、887億円（30％）の削減を実施いたしました。これらにあわせ、人員・店舗の効率的な再配置、ＩＴを活用した効率的なチャネル拡充、営業店における事務プロセスの抜本的効率化、付加価値の高い投資銀行業務等の強化といった先進性のある戦略を確実に実行することで、生産性を飛躍的に高め、収益増強に努めてまいりました。今後とも、既存業務の効率化に努める一方、業務再構築のための方策の実現に向け重点分野を中心に資源投入を行い、嘱託、派遣社員等の活用や専門性の高い人材の中途採用の拡充等もあわせ、生産性を一層高めていくことで、収益増強を図ってまいる方針であります。

具体的には、19年3月期人件費につきましては、現計画を165億円下回る2,133億円を、21年3月期人件費につきましては、2,143億円を計画しております。

［役員関連］

役員につきましては、8年以降賞与は不支給としており、役員報酬につきましても一定のカットを実施してまいりました。これに加えまして、17年10月より6ヶ月間、当社ならびに当行の取締役および執行役員の報酬につき、最大10％、平均5％の削減を実施いたします。役員報酬・賞与につきましては、今後とも内部留保の蓄積状況、中期的な業績展望等を慎重に検討した上で、適正な支給水準を検討してまいりたいと考えております。支給額の水準につきましては、社外取締役を委員長とする報酬委員会（取締役会の内部委員会）の審議を経て取締役会で決定してまいります。

役員数につきましては、合併前の38名から、大幅な削減を実施してまいりました結果、17年3月末は計画を3名下回る25名の実績となりました。18年3月末は更に2名下回る23名の計画としております。なお、19年3月末以降は、コーポレートガバナンス体制の強化等を目的として、4名増となる27名の計画であります。

なお、6月に退任いたしました前会長・前社長の退職慰労金につきましては、公的資

金を完済するまで受け取りを見合わせる旨の申し出があり、支給を見送っております。

[物件費]

物件費につきましては、これまでスピーディかつ効率的な店舗統廃合、事務運営の効率化、資材調達の単価見直し、等に取り組み、13 年 3 月期の 3,706 億円から 17 年 3 月期には 3,391 億円と 315 億円（8%）の削減を実施いたしました。

18 年 3 月期以降につきましては、引き続き経費項目全般について見直しを進める一方、新規業務へのシステム関連投資に加え、個人マーケットでの収益力強化を企図したブランド戦略の展開、プロミスとの提携による戦略的投資、外部人材の積極的な活用等、重点分野に積極的な資源投入を行い、収益力の強化を図ってまいります。その結果、21 年 3 月期には 3,643 億円と 17 年 3 月末比で 252 億円増加する計画であります。

(図表6)リストラの推移及び計画[2社合算ベース:持株会社＋三井住友銀行]

	17/3月末 実績	18/3月末 計画	19/3月末 計画	20/3月末 計画	21/3月末 計画

(役職員数)

役員数	(人)	25	23	27	27	27
うち取締役(( )内は非常勤)	(人)	18(2)	15(2)	19(3)	19(3)	19(3)
うち監査役(( )内は非常勤)	(人)	7(3)	8(4)	8(4)	8(4)	8(4)
従業員数(注)	(人)	21,020	20,900	20,900	20,900	20,900

(注)事務職員、庶務職員合算。在籍出向者を含み、執行役員、嘱託、パート、派遣社員は除いております。

(国内店舗・海外拠点数)

国内本支店(注1)	(店)	425	415	420	425	435
海外支店(注2)	(店)	17	19	19	19	19
(参考)海外現地法人(注3)	(社)	27	28	27	26	26

(注1)出張所、代理店、被振込専門支店、ATM管理専門支店、外為事務部を除いております。

(注2)出張所、駐在員事務所を除いております。

(注3)出資比率50%以下のものを除いております。

	17/3月期 実績	18/3月期 計画	19/3月期 計画	20/3月期 計画	21/3月期 計画

(人件費)

人件費	(百万円)	205,305	207,300	213,300	216,300	214,300
うち給与・報酬	(百万円)	165,878	166,100	171,100	173,300	171,400
平均給与月額	(千円)	494	494	502	502	502

(注)平均年齢39.0歳(平成17年3月末)。

(役員報酬・賞与)

役員報酬・賞与(注)	(百万円)	552	490	650	650	650
うち役員報酬	(百万円)	552	490	650	650	650
役員賞与	(百万円)	0	0	0	0	0
平均役員(常勤)報酬・賞与	(百万円)	25	25	29	29	29
平均役員退職慰労金	(百万円)	33	73	70	70	70

(注)人件費及び利益処分によるものの合算。また、使用人兼務の場合、使用人部分を含んでおります。

(物件費)

物件費(注1)	(百万円)	339,149	349,900	349,800	352,200	364,300
うち機械化関連費用(注2)	(百万円)	79,536	82,000	82,000	82,000	82,000
除く機械化関連費用	(百万円)	259,613	267,900	267,800	270,200	282,300

(注1)子銀行が持株会社に対して支払う経営指導料相当分を控除しております。

(注2)リース等を含む実質ベースで記載しております。

(人件費＋物件費)

人件費＋物件費	(百万円)	544,454	557,200	563,100	568,500	578,600

ニ．子会社・関連会社の収益等の動向

子会社・関連会社につきましては、原則「一業種一社」を基本方針に統合を進め、グループ内の経営資源を集中投入することによって強化・効率化を図ってまいりました。引き続き、グループ経営資源の有効活用の観点から、効率的な運営を行ってまいります。

(図表7)子会社・関連会社一覧(国内)(注1)

(億円)

会社名	設立年月	代表者(注2)	主な業務	直近決算	総資産	借入金(注3)	うち当社等分(注4,5)	資本勘定	うち当社等出資分(注5)	経常利益	当期利益	連結又は持分法の別(注6)
【三井住友フィナンシャルグループ】												
三井住友カード株式会社	S42/12月	栗山 道義	クレジットカード業務	H17/3月	8,559	2,575	190	1,207	1,557	304	186	連結
三井住友銀リース株式会社	S43/9月	白賀 洋平	リース業務	H17/3月	17,664	12,781	1,194	1,593	1,434	218	125	連結
株式会社日本総合研究所	H14/11月	奥山 俊一	シンクタンク業務、システム開発・情報処理業務、コンサルティング業務	H17/3月	795	179	114	323	200	63	26	連結
SMFG企業再生債権回収株式会社	H15/11月	前田 孝一	企業再生コンサルティング業務、債権管理回収業務	H17/3月	8	-	-	8	4	1	1	連結
大和証券エスエムビーシー株式会社	H11/2月	斉藤 辰栄	証券業務、金融派生商品業務	H17/3月	90,392	51,187	2,622	4,204	1,632	738	465	持分法
大和住銀投信投資顧問株式会社	H11/4月	小森 脩一	投資顧問業務、投資信託委託業務	H17/3月	177	-	-	99	80	24	14	持分法
【三井住友銀行】												
株式会社みなと銀行	S24/9月	西村 忠禧	銀行業務	H17/3月	27,209	589	370	878	48	81	33	連結
株式会社関西アーバン銀行	T11/7月	伊藤 忠彦	銀行業務	H17/3月	24,186	1,729	231	720	371	97	61	連結
関銀リース株式会社	S50/2月	近藤 秀樹	リース業務	H17/3月	314	250	152	42	-	8	6	連結
株式会社ジャパンネット銀行	H12/9月	藤森 秀一	銀行業務	H17/3月	3,485	1,301	-	86	114	12	11	連結
SMBC信用保証株式会社	S51/7月	大森 右策	信用保証業務	H17/3月	87,032	-	-	1,149	-	△ 1,568	△ 1,579	連結
さくらカード株式会社	S58/2月	海野 隆雄	クレジットカード業務	H17/3月	1,949	372	181	169	122	18	11	連結
SMBCキャピタル株式会社	H7/8月	松田 道弘	ベンチャーキャピタル業務	H17/3月	168	101	101	53	17	32	17	連結
SMBCコンサルティング株式会社	S56/5月	小山 光俊	経営相談業務・会員事業	H17/3月	45	-	-	28	18	9	4	連結
SMBCファイナンスサービス株式会社	S47/12月	谷口 哲郎	融資業務、ファクタリング業務、集金代行業務	H17/3月	6,108	2,814	2,737	724	-	79	59	連結
SMBC抵当証券株式会社	S58/10月	鱒見 満裕	融資業務	H17/3月	817	1,241	1,241	△ 452	0	△ 119	△ 593	連結
フィナンシャル・リンク株式会社	H12/9月	福田 博一	情報処理サービス業務、コンサルティング業務	H17/3月	1	-	-	1	-	1	1	連結
SMBCフレンド証券株式会社	S23/3月	玉置 勝彦	証券業務	H17/3月	2,074	-	-	1,247	419	183	132	連結
株式会社さくらケーシーエス	S44/3月	小川 惠三	システム開発・情報処理業務	H17/3月	188	2	2	130	18	7	5	連結
さくら情報システム株式会社	S47/11月	三浦 良二	システム開発・情報処理業務	H17/3月	130	12	12	71	22	11	△ 6	連結
グローバルファクタリング株式会社	H4/12月	福田 至孝	ファクタリング業務	H17/3月	3,922	2,807	2,807	0	-	0	0	連結
プロミス株式会社	S37/3月	神内 博喜	消費者金融業務	H17/3月	16,531	8,220	214	7,745	1,543	1,182	682	持分法
アットローン株式会社	H12/6月	下志万 正明	個人向けローン業務	H17/3月	1,207	790	790	222	263	4	5	持分法
三井住友アセットマネジメント株式会社	H14/12月	井上 恵介	投資顧問業務、投資信託委託業務	H17/3月	269	-	-	151	34	30	25	持分法
ジャパン・ペンション・ナビゲーター株式会社	H12/9月	山田 富重	確定拠出年金制度導入に関するコンサルティング業務	H17/3月	15	-	-	13	4	△ 4	△ 4	持分法
株式会社クオーク	S53/4月	仁瓶 眞平	個品割賦あっせん・総合割賦あっせん業務	H17/3月	9,161	4,822	1,005	407	29	26	14	持分法
【三井住友銀リース】												
三井住友銀オートリース株式会社	H7/1月	齋藤 純夫	リース業務	H17/3月	2,233	1,660	127	128	-	35	15	連結
マツダオートリース株式会社	S40/11月	板橋 英隆	リース業務	H17/3月	145	110	20	20	-	8	4	連結
有限会社スペース・サービス	H10/2月	川勝 一明	リース業務	H17/3月	53	42	28	0	-	0	0	連結
エス・ビー・エル・パートナーズ有限会社	H12/3月	大井 耐三	金銭債権買取業務	H16/12月	153	146	146	0	-	0	△ 0	連結
山陰総合リース株式会社	S50/4月	谷本 敏	リース業務	H17/3月	469	323	23	54	2	10	6	持分法
三重銀総合リース株式会社	S54/8月	早川 和秀	リース業務	H17/3月	124	99	7	16	1	2	1	持分法
【大和証券エスエムビーシー】												
大和証券SMBCプリンシパル・インベストメンツ株式会社	H10/12月	渡辺 秀雄	投融資業務	H17/3月	1,083	821	50	181	-	94	55	持分法

(図表7)子会社・関連会社一覧(海外)(注1)

(百万通貨単位・但しインドネシアは十億通貨単位)

会社名	設立年月	代表者(注2)	主な業務	通貨	直近決算	総資産	借入金(注3)	うち当社等分(注4,5)	資本勘定	うち当社等出資分(注5)	経常利益	当期利益	連結又は持分法の別(注6)
【三井住友銀行】													
欧州三井住友銀行	H15/3月	東 俊太郎	銀行業務	US$	H17/3月	14,298	36	4,251	1,762	1,700	40	49	連結
マニュファクチャラーズ銀行	S49/11月	堤 義則	商業銀行業務	US$	H16/12月	1,534	47	1	211	283	17	15	連結
カナダ三井住友銀行	H13/4月	会田 南	商業銀行業務	CAN$	H17/1月	1,182	46	46	159	122	5	4	連結
ブラジル三井住友銀行	S33/10月	三角 岳明	商業銀行業務	R$	H16/12月	970	330	261	304	302	△ 7	△ 9	連結
インドネシア三井住友銀行	H1/8月	中村 清澄	銀行業務	RPIAH	H16/12月	5,270	709	2,104	1,167	982	133	94	連結
SMBCリース・ファイナンス会社	H2/11月	William Ginn	リース業務	US$	H16/12月	1,481	212	297	742	690	53	24	連結
SMBCキャピタル・マーケット会社	S61/12月	藤澤 哲史	スワップ関連業務・投融資業務	US$	H16/12月	5,368	496	2,086	962	609	31	29	連結
英国SMBCキャピタル・マーケット会社	H7/4月	藤澤 哲史	スワップ関連業務	US$	H16/12月	1,195	68	-	345	300	6	5	連結
三井住友ファイナンス・オーストラリア	S59/6月	門田 源	投融資業務	A$	H16/12月	2,643	2,045	2,361	177	159	20	13	連結
SMBCセキュリティーズ会社	H2/8月	諸岡 賢一	証券業務	US$	H16/12月	172	125	25	44	40	4	2	連結
SMBC MVI SPC	H16/9月	小川 晋	投融資業務	US$	H17/3月	152	122	122	29	30	△ 1	△ 1	連結
さくらキャピタル・ファンディング(ケイマン)リミテッド	H4/7月	國部 毅	金融業務	US$	H16/12月	99	98	93	0	0	0	0	連結
さくらファイナンス(ケイマン)リミテッド	H3/2月	國部 毅	金融業務	US$	H16/12月	1,577	1,571	1,127	0	0	0	0	連結
住友ファイナンス・インターナショナル	H3/7月	藤澤 哲史	投融資業務	STG	H16/12月	245	8	8	116	200	△ 11	△ 11	連結
SMBCインターナショナル・ファイナンス・エヌ・ブイ	H2/6月	國部 毅	金融業務	US$	H16/12月	3,337	3,297	2,755	1	0	0	0	連結
BSL リーシング カンパニー リミテッド	S62/7月	Pravidhya Suvaruchiphor	リース業務	TBAH	H16/12月	2,665	2,086	163	222	6	31	23	持分法
SBCS カンパニー リミテッド	H1/3月	中嶌 知良	出資、コンサルティング業務	TBAH	H16/12月	455	180	180	272	14	24	21	持分法
【三井住友銀リース】													
SMBC Leasing (Singapore) Pte. Ltd.	S55/5月	鳥羽 宏彦	リース業務	S$	H16/12月	204	177	148	4	-	1	1	連結
SMBC Leasing (Hong Kong) Limited	H1/9月	諸冨 隆文	リース業務	HK$	H16/12月	578	471	348	54	-	3	3	連結
SMBC Leasing (Thailand) Co., Ltd.	H8/2月	米谷 成一	リース業務	TBAH	H16/12月	3,000	2,126	1,995	231	-	52	36	連結
SMBC Leasing (Malaysia) Sdn. Bhd.	H8/11月	河越 広道	リース業務	RM	H16/12月	143	122	134	7	-	1	1	連結
P.T.EXIM SB Leasing	S60/3月	笠 富士人	リース業務	RPIAH	H16/12月	170	222	149	△ 148	0	△ 19	△ 19	連結

(注1) H17/3月期三井住友フィナンシャルグループの連結決算対象会社のうち、三井住友フィナンシャルグループ及び三井住友銀行の与信額が1億円超の会社及び主な関係会社について記載しております。
海外の会社については現地通貨(百万単位、インドネシアのみ十億単位)で記載しております。

(注2) H17/3月末における代表者を記載しております。

(注3) 社債・コマーシャルペーパーを含んでおります。

(注4) 保証の額を含んでおります。

(注5) 三井住友フィナンシャルグループ分と三井住友銀行分を合算して表示しております。

(注6) 三井住友フィナンシャルグループの連結決算を基準としております。

(注7) 経常損失、当期損失、または繰越損失のある会社については、今後の業績見通し及びグループ戦略上の位置付けについて別紙に記載しております。

(注8) 連結範囲の異動については以下の通りであります。
SMBCファイナンスビジネス・プランニング株式会社他20社は新規設立等により、当連結会計年度より連結子会社としております。
アットローン株式会社はプロミス株式会社の子会社となったため、当連結会計年度より連結子会社から除外し、持分法適用の関連会社としております。
旧株式会社みなとカード他4社は合併等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。
エスエムエルシー・インダス有限会社他12社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。
プロミス株式会社他7社は株式取得等により、当連結会計年度より持分法適用の関連会社としております。
ソニー銀行株式会社他2社は議決権の所有割合の低下等により、関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。

（注7）の明細

会社名	今後の業績見通し(見込み)	グループ戦略上の位置付け
株式会社ジャパンネット銀行	18/3期黒字確保	インターネット専業銀行
SMBC信用保証株式会社	H14/3に住銀保証株式会社をSMBC信用保証株式会社の100%出資子会社として統合。18/3期には2社合算ベースで黒字化の見込み。	三井住友銀行の住宅ローン保証子会社
SMBCファイナンスサービス株式会社	18/3期黒字確保	融資業務・ファクタリング業務・集金代行業務子会社
SMBC抵当証券株式会社	17/6月解散	融資業務子会社
フィナンシャル・リンク株式会社	当初計画通り19/3期には、繰損解消予定	企業の資金・決済に関する金融関連サービスを銀行及びグループ会社と連携してトータルにコーディネートする戦略子会社
さくら情報システム株式会社	18/3期黒字化	システム開発・情報処理業務子会社
ジャパン・ペンション・ナビゲーター株式会社	確定拠出年金マーケットの急成長を背景に業績は改善傾向にあるが、システム初期投資の償却負担等により、赤字基調からの脱却にはまだ時間がかかる見込み。	確定拠出年金業務遂行のための中核会社
有限会社スペース・サービス	17/9期黒字確保	三井住友銀リースの特定目的子会社
エス・ビー・エル・パートナーズ有限会社	17/12期黒字化	三井住友銀リースの特定目的子会社
ブラジル三井住友銀行	17/12期黒字化により、繰損縮小見込み。	在ブラジルのグローバル日系、非日系マルチナショナル企業宛貸金を主たる業務とする銀行子会社
SMBC MVI SPC	18/3期黒字化により、繰損解消見込み。	米国における投資適格未満の企業宛シンジケート貸金市場への投資を行う子会社
住友ファイナンス・インターナショナル	17/12期は赤字見込みながら、リストラ実施により18/12期には黒字化を目指す。	投資会社
SMBC Leasing (Singapore) Pte. Ltd.	17/12期黒字確保	三井住友銀リースの海外現地法人
SMBC Leasing (Hong Kong) Limited	17/12期黒字確保	三井住友銀リースの海外現地法人
P.T.EXIM SB Leasing	清算に向けて回収に専念	三井住友銀リースの海外現地法人

ホ．管理会計の確立とその活用の方策

当行におきましては、経営体力に見合った適正レベルにリスクをコントロールした上で、収益力の強化を図るという「健全性の維持」と「収益性の向上」の双方にバランスが取れた経営を行うため、銀行が抱える各種リスクを「リスク資本」という形で総合的に把握し、リスク資本に対するコストを勘案した「リスク資本コスト勘案後収益」を指標とする経営管理制度を構築しております。

リスク資本コスト勘案後収益＝当期利益－リスク資本額（注）×資本コスト率

（注）その業務から発生することが想定される最大損失をカバーするために必要な資本の額。信用リスク、市場リスク、オペレーショナルリスクについて、リスク資本額を把握。

リスク資本コスト勘案後収益は、業務部門間の経営資源の最適配分、各業務部門のリスク勘案後の収益性評価等に活用することにより、「健全性の維持」と「収益性の向上」のバランスを図っております。

３．責任ある経営体制の確立のための方策

(1) 金融機関の社会性・公共性を踏まえた経営理念

三井住友フィナンシャルグループは、グループ収益力の向上と財務体質の強化を図り、株主価値の向上を実現していくため、経営理念およびビジネス・エシックスを以下の通り定めております。

［経営理念］

経営理念におきましては、三井住友フィナンシャルグループの経営に関する普遍的な考え方を示します。

○お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。
○事業の発展を通じて、株主価値の永続的な増大を図る。
○勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

［ビジネス・エシックス］

17年6月に、以下に記載の「ビジネス・エシックス」を、当社・当行グループにおけるＣＳＲの共通理念として定めました。なお「ビジネス・エシックス」は、これまで、「ＳＭＦＧにおけるコンプライアンスに関する共通理念」として位置づけられていたものを「ＳＭＦＧ・ＳＭＢＣグループにおけるＣＳＲに関する共通理念」として、その位置づけを変更したものであります。

【ビジネス・エシックス】

①お客さま本位の徹底

私たちは、お客さまに支持される企業集団を目指します。
そのために、常にお客さまのニーズに合致するサービスが何かを考え、最良のサービスを提供することにより、お客さまの満足と信頼を獲得します。

②健全経営の堅持

私たちは自己責任原則に基づき、公正、透明かつ健全な経営を堅持する企業集団を目指します。

そのために、株主、お客さま、社会等のステークホルダーとの健全な関係を維持しつつ、効率性と長期的視点に立った業務運営、適時かつ正確な情報開示を通じ、持続的な成長と健全な財務体質を堅持します。

③社会発展への貢献

私たちは、社会の健全な発展に貢献する企業集団を目指します。

そのために、企業の公共的使命と社会的責任を自覚し、広く内外経済・産業の安定的な発展に貢献する業務運営に努めると共に、「良き企業市民」として社会貢献に努めます。

④自由闊達な企業風土

私たちは、役職員が誇りを持ちいきいきと働ける企業集団を目指します。

そのために、人間性を尊重すると共に高い専門性を持つ人材を育成し、もって、自由闊達な企業風土を醸成します。

⑤コンプライアンス

私たちは、常にコンプライアンスを意識する企業集団を目指します。

そのために、私たちは、業務の遂行において常に、私たちのビジネス・エシックスを意識すると共に、監査や検査の指摘に対する速やかな行動を確保し、もって、法令諸規則や社会の良識に則した企業集団を確立します。

当社グループでは、「ビジネス・エシックス」を踏まえ、ＣＳＲへの取組みを一層強化してまいります。

(2) 経営の意思決定プロセスと相互牽制体制

[コーポレートガバナンス体制]

当社におきましては、取締役会がグループ全体の経営の重要事項を決定し、業務執行を監督するコーポレートガバナンス体制を構築しております。また、取締役会の実効性を強化するため、社外取締役を2名選任するとともに、「リスク管理委員会」「人事委員会」「報酬委員会」の3つの委員会を、取締役会の機能を補完する内部委員会として設置してまいりましたが、取締役会における監査機能を強化するため、17年6月、新たに「監査委員会」を設置いたしました。各委員会の内容は次の通りでございます。

①監査委員会

グループ全体の内部監査方針および体制に関する事項等の審議

②リスク管理委員会

グループ全体のリスク管理およびコンプライアンスに関し、経営に重大な影響を与え得る異例な事項等の審議

③人事委員会

当社および当行の取締役候補者の選定、役付取締役・代表取締役の選任等に関する事項、並びに三井住友カード・三井住友銀リース・日本総合研究所の代表取締役社長の選定に関する事項の審議

④報酬委員会

三井住友フィナンシャルグループおよび三井住友銀行の取締役・執行役員の報酬等に関する事項等の審議

それぞれ公認会計士、弁護士である2名の社外取締役には、4委員会すべての委員（監査委員会、報酬委員会については委員長を含む）に就任いただいており、業務の執行から離れた客観的な立場での審議が可能な体制としております。

当行におきましては、「業務執行機能」と「監督機能」を分離して経営の透明性と健全性を高める観点から執行役員制度を採用、取締役会が選任した執行役員が業務を執行し、取締役会は主としてその監督にあたる体制としております。また、取締役会の監督機能を強化する観点から、17 年 6 月、新たに社外取締役 2 名を選任いたしました。

当社および当行の17年6月末時点の経営諸会議・委員会の状況につきましては、（図表8）の通りであります。

(図表 8)経営諸会議・委員会の状況(6 月 30 日時点) [三井住友フィナンシャルグループ]

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
取締役会	取締役会長	取締役・監査役	総務部	月 1 回、 必要に応じ開催	経営の重要事項の決定および業務執行の監督
監査委員会 (取締役会の内部委員会、17.6.29 付設置)	社外取締役	取締役会長、取締役社長、取締役の中から取締役会が選任する委員	監査部	四半期に 1 回、 必要に応じ開催	グループ全体の内部監査方針および体制に関する事項等の審議
リスク管理委員会 (取締役会の内部委員会)	取締役会長	取締役会長、取締役社長、取締役の中から取締役会が選任する委員	総務部	必要に応じ開催	グループ全体のリスク管理およびコンプライアンスに関し、経営に重大な影響を与え得る異例な事項等の審議
人事委員会 (取締役会の内部委員会)	取締役会長	取締役会長、取締役社長、人事部担当役員、社外取締役	人事部	必要に応じ開催	三井住友フィナンシャルグループおよび三井住友銀行の取締役候補者の選定、役付取締役・代表取締役の選任等に関する事項、並びに三井住友カード・三井住友銀リース・日本総合研究所の代表取締役社長の選定に関する事項の審議
報酬委員会 (取締役会の内部委員会)	社外取締役	取締役会長、取締役社長、人事部担当役員、社外取締役	人事部	必要に応じ開催	三井住友フィナンシャルグループおよび三井住友銀行の取締役・執行役員の報酬、ストックオプションの付与等に関する事項の審議
グループ経営会議	取締役社長	取締役社長が指名する役員、取締役会長、監査役	企画部	必要に応じ開催	グループ全体の業務執行、経営管理に関する事項などの討議・決定
システム戦略会議 (グループ経営会議の一部)	取締役社長	グループ経営会議を構成する役員、IT企画部長、企画部長、グループ事業部長	IT企画部	半期に 1 回	グループ全体の情報システムに関する投資計画、開発優先順位付けに関する事項等の討議・決定
内部監査会議 (グループ経営会議の一部、17.6.29 付設置)	取締役社長	グループ経営会議を構成する役員、監査部長、その他取締役社長が指名する者	監査部長	四半期に 1 回、 必要に応じ開催	グループ全体の内部監査方針および体制に関する事項等の討議・決定
グループ戦略会議	取締役社長	取締役社長が指名する者	企画部	原則四半期に 1 回	グループ各社の期初業務計画および同計画の進捗状況に関する意見交換、協議、報告
コンプライアンス 委員会	総務部 担当役員	総務部長、企画部長、グループ事業部長、ｺﾝｼｭｰﾏｰﾋﾞｼﾞﾈｽ統括部長、IT企画部長、人事部長、監査部長	総務部	必要に応じ開催	グループ全体のコンプライアンス強化および企業倫理確立のために必要な諸施策の協議
グループCSR 委員会 (17.4.1 付設置)	企画部 担当役員	企画部長、グループ各社のCSR担当部室長、日本総合研究所創発センター所長(アドバイザー)	企画部	原則年 1 回	社会貢献、環境活動を含む、グループ全体のCSR活動に関する事項の協議
情報開示委員会 (17.5.2 付設置)	財務部 担当役員	広報部長、企画部長、財務部長、総務部長	財務部	年数回	情報開示に係る内容の適正性ならびに内部統制の有効性および改善策に関する事項の協議
監査役会	監査役会の招集者である監査役	監査役全員(社外監査役を含む)	ー	定期、 必要に応じ開始	法令に定める事項の他、監査の方針、当会社の業務および財産の状況の調査の方法その他の監査役の職務執行に関する事項の討議・決定

(図表 8)経営諸会議・委員会の状況(6 月 30 日時点) [三井住友銀行]

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
取締役会	取締役会長	取締役・監査役	総務部	月 1 回、必要に応じ開催	経営の重要事項の決定および業務執行の監督
経営会議	頭取	頭取が指名する執行役員、取締役会長、監査役	経営企画部	必要に応じ開催	業務執行、経営管理に関する事項などの討議・決定
市場リスク会議 (経営会議の一部)	頭取	経営会議を構成する役員、統合リスク管理部長、市場営業部門各部長、経営企画部長、業務監査部長	統合リスク管理部、市場営業統括部	原則4半期に1 回	市場リスク(含む流動性リスク)管理の基本方針、市場リスク関連極度の設定に関する事項などの討議・決定
信用リスク会議 (経営会議の一部)	頭取	経営会議を構成する役員、融資企画部長、信用リスクマネジメント部長、統合リスク管理部長、経営企画部長、資産監査部長	融資企画部	必要に応じ開催	信用リスク管理の基本方針、自己査定基準・償却・引当基準に関する事項などの討議・決定
システム戦略会議 (経営会議の一部)	頭取	経営会議を構成する役員、情報システム企画部長、経営企画部長、事務統括部長	情報システム企画部	半期に 1 回	情報システムに関する投資計画、開発優先順位付けに関する事項などの討議・決定
職務評価会議 (経営会議の一部)	頭取	経営会議を構成する役員、人事部長、経営企画部長	人事部	必要に応じ開催	経営に大きな影響を与える職務についての評価に関する事項等の討議・決定
内部監査会議 (経営会議の一部)	頭取	経営会議を構成する役員、業務監査部長、資産監査部長	業務監査部、資産監査部	四半期に1回	当行グループ全体の内部監査方針および体制に関する事項等の討議・決定
ALM委員会	統合リスク管理部担当役員、 市場営業部門統括責任役員	経営企画部担当役員、国際統括部長、市場営業部門各部長、統合リスク管理部長、経営企画部長、財務企画部長、業務監査部長	統合リスク管理部、市場営業統括部	原則月 1 回、但し市場リスク会議開催月は同会議にて審議を行う。	ALM運営にかかわる事項、ALMオペレーション方針などの審議、ALMオペレーション実績などの報告
行内格付委員会	融資企画部 担当役員	企業調査部担当役員、資産監査部担当役員、融資企画部長、企業調査部長、資産監査部長、協議対象個社の所管審査部長	融資企画部	必要に応じ開催	個社の格付付与にかかる協議
コンプライアンス委員会	総務部 担当役員	総務部長、経営企画部長、関連事業部長、融資企画部長、人事部長、お客さまサービス部長、情報システム企画部長、事務統括部長、業務監査部長、各業務部門統括部長	総務部	必要に応じ開催	コンプライアンス強化および企業倫理確立のために必要な諸施策の協議
CS委員会	お客さまサービス部担当役員	個人部門統括責任役員、事務統括部担当役員、広報部長、経営企画部長、総務部長、お客さまサービス部長、事務統括部長、個人業務部長、法人統括部長、営業統括部長、国際統括部長	お客さまサービス部	必要に応じ開催	顧客満足度向上に必要な諸施策の協議
人権啓発推進 委員会	人事部 担当役員	人事部長、経営企画部長、総務部長、お客さまサービス部長、事務統括部長、個人業務部長、法人統括部長、営業統括部長、国際統括部長、市場営業統括部長、投資銀行統括部長	人事部	原則年 1 回	人権啓発に関する推進の基本方針を確立し、同和問題・人権問題の研修を立案、実施

会議・委員会名	議長	メンバー	担当部署	開催頻度	目的・討議内容
信用リスク委員会 （17.6.15 付設置）	融資企画部 担当役員	資産監査部、企業調査部各担当役員、融資企画部長、資産監査部長、企業調査部長、信用リスクマネジメント部長	融資企画部	必要に応じ開催	大口集中リスク先について、審査部策定の与信方針の協議・検証、与信ポートフォリオ上の課題に関する協議等
CSR委員会 （17.4.1 付設置）	経営企画部 担当役員	広報部長、経営企画部長、融資企画部長、総務部長、人事部長、お客さまサービス部長	経営企画部	原則年１回	社会貢献、環境活動を含む、当行グループのCSR活動に関する事項等の協議
情報開示委員会 （17.5.2 付設置）	財務企画部 担当役員	広報部長、経営企画部長、財務企画部長、総務部長	財務企画部	年数回	情報開示に関する適正性、内部統制の有効性・改善策の、横断的・統一的な協議・検証
監査役会	監査役会の招集者である監査役	監査役全員（社外監査役を含む）	ー	定期、必要に応じ開催	法令に定める事項の他、監査の方針、当会社の業務および財産の状況の調査の方法その他の監査役の職務執行に関する事項の討議・決定

[組織および経営陣]

当社におきましては、グループ経営戦略・経営管理、経営資源配分、財務、ＩＲ、情報システム戦略、グループ内幹部人事、リスク管理、業務監査等の機能を有する以下の10部1室を設置しております。

なお、各担当業務における役員につきましては、図表9の通りであります。

＜三井住友フィナンシャルグループの組織（17年6月30日時点）＞


株主総会
取締役会
監査役・
監査役会
監査役室
グループ経営会議
グループ戦略会議
広報部
企画部
IR室
財務部
グループ
事業部
コンシューマー
ビジネス
統括部
IT企画部
総務部
人事部
リスク
統括部
監査部

(図表9)担当業務別役員名一覧(17年6月30日時点)[三井住友フィナンシャルグループ]

担当部(担当業務)	担当役員
広報部	種橋取締役
企画部	種橋取締役
財務部	種橋取締役
グループ事業部	種橋取締役
ｺﾝｼｭｰﾏｰﾋﾞｼﾞﾈｽ統括部	月原副社長執行役員
IT企画部	木本専務執行役員
総務部	平澤取締役
人事部	平澤取締役
リスク統括部	平澤取締役
監査部	楠取締役副社長

当行の組織図は以下の通りでございます。また各担当業務における役員につきましては、図表9の通りであります。

<三井住友銀行の組織（17年6月30日時点）>



株主総会
監査役会
監査役
監査役室
取締役会
経営会議
業務監査部門
業務監査部
資産監査部
コーポレートスタッフ部門
広報部
社会環境室
経営企画部
金融調査室
CSR室
財務企画部
政策投資室
関連事業部
統合リスク管理部
システム企画室
融資企画部
信用リスクマネジメント部
総務部
オペレーショナルリスク管理室
証券コンプライアンス室
人事部
研修所
人事相談室
人材開発部
コーポレートサービス部門
管理部
秘書室
情報システム企画部
事務統括部
事務推進部
EC業務部
CMS室
企業調査部
法務部
お客さまサービス部
融資管理部
信託部
個人部門
個人業務部
コンサルティング事業部
ローン事業部
マスリテール事業部
カードローン事業部
個人審査部
ブロック
支店
ローンプラザ
個人債権管理センター
プライベートバンキング営業部
ダイレクトバンキング営業部
ライフプランサービス営業部
カードローンプラザ
法人部門
法人統括部
法人業務部
外国業務部
中国業務推進部
公共法人営業部
ビジネスオーナー営業部
法人審査第一部
法人審査第二部
法人審査第三部
地域法人営業本部
法人営業部
法人プロモーションオフィス
法人アドバイザリー部
公務法人営業部
ビジネスサポートプラザ
企業金融部門
営業統括部
営業審査第一部
営業審査第二部
本店第一営業本部
本店第二営業本部
大阪本店営業本部
名古屋営業本部
営業部
国際部門
国際統括部
業務システム企画室
米州統括部
米州審査部
欧州統括部
欧州審査部
国際審査部
アジア本部
米州本部
欧州本部
国際業務部
資金証券サービス部
国際法人営業部
アジア地区営業拠点
米州各部
欧州各部
市場営業部門
市場営業統括部
市場資金部
市場運用部
市場営業部
市場営業推進部
投資銀行部門
投資銀行統括部
ストラクチャー審査室
プロダクト開発室
シンジケーション営業部
アセットファイナンス営業部
デリバティブ営業部
ストラクチャードファイナンス営業部
不動産ファイナンス営業部
企業情報部
資本市場部
証券営業部
投資開発部
支店サービス部
営業サービス部
公務部
おきゃくさま

(図表 9)担当業務別役員名一覧(17 年 6 月 30 日時点)[三井住友銀行]

担当部門・部			担当役員・統括責任役員
本社部門	コーポレートスタッフ部門	広報部	種橋常務執行役員
		経営企画部	種橋常務執行役員
		財務企画部	種橋常務執行役員
		関連事業部	種橋常務執行役員
		統合リスク管理部	木本専務取締役
		融資企画部・信用リスクマネジメント部	木本専務取締役
		総務部	平澤副頭取
		人事部・人材開発部	平澤副頭取
	コーポレートサービス部門	管理部	平澤副頭取
		情報システム企画部	木本専務取締役
		事務統括部・事務推進部	月原副頭取
		EC業務部	木本専務取締役
		企業調査部	平澤副頭取
		法務部	平澤副頭取
		お客さまサービス部	平澤副頭取
		融資管理部	西山専務取締役
		信託部	木本専務取締役
	業務監査部門	業務監査部	遠藤常務取締役
		資産監査部	遠藤常務取締役
業務部門	個人部門		月原副頭取
	法人部門		中野専務取締役
	企業金融部門		矢作副頭取
	営業審査第二部		西山専務取締役
	国際部門		吉松専務取締役
	市場営業部門		吉松専務取締役
	投資銀行部門		相京常務取締役

(3) ＣＳＲへの積極的な取組み

三井住友フィナンシャルグループは、ＣＳＲに積極的に取り組んでおります。

当社グループでは、グループ各社がそれぞれの事業を遂行する中で、当社グループの発展を追求するだけでなく、株主、お客さま、社会等のステークホルダーにバランスよく付加価値を提供し、その結果として社会の持続的な発展にも貢献していくことが、企業としての社会的責任と考えております。

これまで当社グループが取り組んできた活動のうち、当行の活動例を挙げると以下のとおりです。

○店頭窓口担当者を中心とした手話講習会の開催を通じて、聴覚障害者の利便性を向上

○被災地域の企業に対するファンドの取扱を通じて、被災企業の復興を支援

○エコファンドの販売、リサイクル発電事業にかかるプロジェクトファイナンスのアレンジ、Ｗｅｂ通帳の提供等を通じて環境問題に貢献

○従業員による社会貢献活動を推奨、支援

○退職者再雇用制度の導入、育児・介護休業制度の改定などを内容とする「従業員サポートプログラム」を通じて、従業員が働きやすい職場を創出

さらに、17年4月には、当社企画部を事務局として当社企画部担当役員を委員長とし、グループ各社のＣＳＲ担当部室長をメンバーとする「グループＣＳＲ委員会」を設置いたしました。また、当行におきましても、「ＣＳＲ委員会」を設置するとともに、経営企画部の部内室として「ＣＳＲ室」を設置いたしました。

当社グループでは、これらの委員会等を通じて、ＣＳＲへの取組みを一層強化してまいります。

(4) 自主的・積極的なディスクロージャー

［基本的考え方］

当社は、ディスクロージャーを通じた市場との対話・市場の評価を経営にフィードバックすることが、健全なグループ経営推進のためには不可欠であり、ディスクロージャ

一の充実を通じたお客さま、株主、投資家等の信頼の維持・向上こそが株主価値の増大に繋がるものと考えております。

［具体的方策］

このような基本的な考え方に基づき、当社はディスクロージャーポリシーを次のとおり制定しております。

１．重要情報の開示
当社は、重要情報の開示について、証券取引法その他の関係法令及び証券取引所の規則等を遵守し、お客さま、株主、投資家の方等に対して適時適切に行うように努めます。
２．自主的な情報の開示
当社は、お客さま、株主、投資家の方等が当社の実態を正確に認識し判断できるように、重要情報の開示に加えて、財務内容、経営方針、業務戦略等に関する自主的な情報開示の充実に努めます。
３．公平な情報開示
当社は、上記の情報開示を行うにあたり、特定の者に対する選択的開示とならないように配慮し、公平な情報開示の実現に努めます。
４．社内体制の整備
当社は、上記の情報開示を適切に行えるように、社内体制の整備・充実に努めます。

また、本ポリシーの精神を具現化するため、17年5月に当社ならびに当行に「情報開示委員会」を設置いたしました。同委員会では、情報開示の適正性、情報開示にかかる内部統制の有効性を検証、改善策の協議を行ってまいります。

当社は、以上の体制の下、アニュアルレポート、ディスクロージャー誌等の刊行物、および適時開示情報等の記載内容、発行形式等を一段と充実させてまいります。同時に、ホームページ等を積極的に活用することで、お客さま、株主、投資家等が、迅速かつ簡単に、様々な経営・財務情報にアクセス出来るように努めていく所存であります。併せて、ディスクロージャーポリシーの遵守を確保するために、グループ内におけるディスクロージャーおよびＩＲ推進体制の一層の整備等を積極的に進めてまいります。

４．配当等により利益の流出が行われないための方策等

(1) 基本的考え方

当社グループは、引き続き業務の再構築やリストラによる経費削減等に取り組み、収益力強化を図るとともに、不良債権残高の大幅な削減や政策投資株式の圧縮等により改善されたバランスシートの健全性を維持しつつ、着実な内部留保の蓄積を図ってまいります。これによりTier I 資本の質・量をともに充実させることを第一義的方針と致します。

(2) 配当、役員報酬・賞与についての考え方

配当につきましては、安定配当を基本とした上で、業績や内部留保の蓄積状況を勘案し、13年3月期の6円から14年3月期4円、15年3月期以降3年間3,000円据置き（従来の普通株式1株当たり3円配当に相当）と減配してまいりましたが、バランスシートのクリーンアップを完了した今後は、グループ収益力を早期に強化し、自己資本の充実に目処をつけた上で、より株主重視の考え方に則った配当方針を展望してまいります。

なお、当期利益の安定的な黒字確保を前提に、業績展望等も十分に考慮した上で、配当性向にも留意しつつ、19年3月期以降、普通株式の増配を検討してまいります。

また、役員報酬・賞与につきましても、配当の考え方と同様に、内部留保の蓄積状況、中期的な業績展望等を慎重に検討した上で、適正な支給水準を検討してまいります。支給額の水準につきましては、社外取締役を委員長とする報酬委員会（取締役会の内部委員会）の審議を経て決定してまいります。

５．資金の貸付けその他信用供与の円滑化のための方策

[基本的な取組姿勢]

当行は、「金融機能の早期健全化のための緊急措置に関する法律」の趣旨に則り、新商品の投入や各種施策の実施により信用供与の拡大に努めてまいりました。特に、健全な経営内容の中小企業や個人の資金需要に対して円滑な資金供給を行うことは、金融機関

の社会的責務と認識し、本支店一体となって取り組んでおります。

今後につきましても、貸出資産の健全性維持に配慮しつつ、健全な中小企業や個人に対する信用供与の拡大に最大限の努力をしてまいります。

[具体的な方策]

① 個人向け

個人のお客さまの資金調達ニーズへの対応といたしましては、顧客との接点の増強に向けたコンサルティングチャネルの拡充を実施してまいります。具体的には、ターミナル拠点を中心とした営業時間の延長や既存店舗のコンサルティングプラザ化による土日の相談ニーズの捕捉体制の強化を図ってまいります。また、地方マーケットも含めた郊外の店舗空白地を中心に、取扱業務を限定した軽量化店舗の出店や対象マーケットを絞り込んだ専門チャネルの増強により、引き続き顧客利便性を高め、個人のお客さまの資金ニーズへの対応力強化に一層注力してまいります。

また、プロミスとの戦略提携事業の推進においては、当行の顧客基盤・ブランド・ネットワークとプロミスの与信・顧客管理ノウハウを融合したカスケード方式による新たなビジネスモデルにより、コンシューマーファイナンスビジネスを強化する等、多様な資金ニーズに積極的に取り組んでまいります。

② 中小企業向け

当行では、リスクテイク対応力強化による「資金供給能力の向上」に向け、適正利鞘の確保を前提とした原則無担保の「リスクテイク商品」を引き続き推進し、健全な経営内容の中小企業等の多様な資金ニーズに対して、積極的な対応を実施しております。

このうち、年商 10 億円以下のスモールマーケットに対しましては、ポートフォリオ型の小口無担保定型貸金である「ビジネスセレクトローン」を積極的に推進しており、年商 10 億円超のミドルマーケットに対しましては、採り上げ基準を標準化・簡素化した「N ファンド」を積極的に推進しております。

これらを始めとした「リスクテイク商品」につきましては、17 年 3 月期で約 9 万 9,000 件、取組金額ベースでは約 3 兆 6,700 億円の取組実績を上げることが出来ました。中で

も、他行に先駆けて取扱を開始いたしました「ビジネスセレクトローン」につきましては、17年3月期で約1兆4,500億円を取り組み、17年3月末残高が約1兆2,800億円となる等、「リスクテイク商品」がお客さまのご理解を得ながら着実に浸透しているものと考えております。

今後につきましても、地方自治体や税理士等との提携先の拡大や「ＳＭＢＣ-クレセルローン」の投入をはじめ「リスクテイク商品」の新規投入等の各種施策を通じて、健全な中小企業に対する信用供与の拡大に努めてまいります。

[組織・体制]

①法人営業部（17年3月末　183部）

「法人営業部」は中堅･中小企業との取引深耕および新規取引先開拓を主たるミッションとし、中小企業の資金需要の発掘・資金ニーズへの対応に最大限注力しております。

②ビジネスサポートプラザ（17年3月末　32部）

「ビジネスサポートプラザ」は、中小企業のあらゆるニーズに対応する専門拠点として、信用保証協会保証付貸出や「ビジネスセレクトローン」等の定型商品を中心に、中小企業の資金需要の発掘・対応に注力しております。

③法人営業所（17年3月末　8営業所）

当行の拠点がない店舗空白地における新規マーケットの開拓を目的に、法人の専門拠点である「法人営業所」を16年3月期より設置しております。少人数体制で定型商品の販売を主とした貸金業務に特化することにより、ローコスト且つ効率的に中小企業向け貸出の拡大を図っております。

④法人営業グループ・ビジネスサポートプラザオフィス等（17年3月末　68ヵ所）

個人取引を対象とした支店はあるものの法人拠点がない地域に、最寄の「法人営業部」または「ビジネスサポートプラザ」の出先として、少人数体制の「法人営業グループ」または「オフィス」を15年1月より設置しております。

[地域経済の発展を支援する商品の提供]

15年3月期以降、各地域の信用保証協会との間で新たな枠組による提携を推進し、信用保証協会保証付提携貸金の取扱を拡充しております。17年3月期は川崎市信用保証協会との提携商品「クイック保証」、東京都信用保証協会との提携商品である「プレミアム提携保証」の取扱を開始する等、各信用保証協会との提携商品を拡充した結果、17年3月までに10地域信用保証協会、15提携商品を取扱、これらの提携商品の17年3月期の取組実績は約1,200億円となりました。

また、東京都に営業所･支店等を有するお客さまに対しましては、当行プロパーのＣＬＯ方式による資金供給スキームである「ＳＭＢＣ-ＣＬＯ」を「東京都ＣＬＯ」の制度名で取り扱う他、大阪府の中小企業支援策の一環として取扱を実施した「大阪府部分補償付ビジネスセレクトローン」を約500億円取り組む等、引き続き地域経済の発展に資する各種商品の提供に努めております。

[融資に対する取組姿勢]

銀行には、信用秩序の維持、預金者の保護、金融の円滑化という社会的・公共的使命を果たすことが求められており、健全な企業の事業発展や個人のお客さまの生活の向上に必要な信用供与を創造することにより、広く国民経済、地域社会の安定的な発展、公共の福祉に貢献していくことが出来るものと考えております。

今後とも当行は、リスクを適正にコントロールしつつリスクに応じた適正なリターンを確保するとともに、資産の健全性を維持しつつ、顧客の利益と社会の発展に積極的に貢献してまいりたいと考えます。

（図表10）貸出金の推移［三井住友銀行］

（残高）（億円）

		17/3月末 実績 (A)	18/3月末 計画 (B)
国内貸出	インパクトローンを含むベース	468,278	477,278
	インパクトローンを除くベース	462,224	471,224
中小企業向け貸出（注）	インパクトローンを含むベース	172,963	170,463
	インパクトローンを除くベース	170,544	168,044
うち保証協会保証付貸出		14,795	12,795
個人向け貸出（事業用資金を除く）		136,475	143,475
うち住宅ローン		123,638	130,638
その他		158,840	163,340
海外貸出		32,398	33,398
合計		500,676	510,676

（注）中小企業向け貸出とは、資本金又は出資金3億円（但し、卸売業は1億円、小売業・飲食業・サービス業は50百万円）以下の法人または常用する従業員が300人（但し、卸売業・サービス業は100人、小売業・飲食業は50人）以下の法人向け貸出（個人に対する事業用資金を含む）を指す。ただし、当社の連結子会社・持分法適用会社向け貸出を除く。

（増減額・実勢ベースを算出するうえで考慮すべき要因考慮後）

（億円）

		17/3月期 実績	18/3月期 計画 (B)−(A)+(ア)
国内貸出	インパクトローンを含むベース	19,668	15,000
	インパクトローンを除くベース	20,416	15,000
中小企業向け貸出	インパクトローンを含むベース	4,957	500
	インパクトローンを除くベース	5,325	500

（実勢ベースを算出するうえで考慮すべき要因（インパクトローンを除くベース））

（億円 、（ ）内はうち中小企業向け貸出）

	17年度中 計画 (ア)	
不良債権処理		（ ）
貸出金償却（注1）		（ ）
部分直接償却実施額（注2）		（ ）
協定銀行等への資産売却額（注3）		（ ）
上記以外への不良債権売却額		（ ）
その他の処理額（注4）		（ ）
債権流動化（注5）		（ ）
私募債等（注6）		（ ）
子会社等（注7）		（ ）
計	6,000	(3,000)

（注1）無税化（法人税基本通達9−6−1、9−6−2、9−4−1、9−4−2）を事由とする直接償却額。

（注2）部分直接償却当期実施額。

（注3）金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却額。

（注4）その他の不良債権処理による残高減少額。

（注5）主として正常債権の流動化額。

（注6）私募債の引受等、実質的に貸出と同様の信用供与が行われているものの取組額。

（注7）連結子会社・持分法適用会社向け貸出のうち、中小企業向け信用供与の円滑化に資するもの。

6．株式等の発行等に係る株式等及び借入金につき利益をもってする消却、払戻し、償還又は返済に対応することができる財源を確保するための方策

(1) 消却、払戻し、償還又は返済についての考え方

当社が受け入れております公的資金（優先株式による1兆1,000億円）の返済につきましては、グループ収益力を早期に強化し、その返済原資となる剰余金を積み上げた上で、経済状況等を踏まえるとともに、関係当局の承認を前提に、20年3月期末までの早期返済を目指しております。

(2) 剰余金の推移

当社に当社傘下の4社（三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所）を合算したベースで、19年3月期におきまして、優先株式による公的資金1兆1,000億円を十分上回る2兆7,607億円（うち利益性剰余金1兆5,314億円）の剰余金水準を確保できる見込みであります。

＜剰余金の積み上がり状況＞

（億円）

	17/3月期 実績	18/3月期 計画	19/3月期 計画	20/3月期 計画	21/3月期 計画
期末合算剰余金(注)	16,488	23,472	27,607	32,328	37,827
その他資本剰余金	8,985	12,293	12,293	12,293	12,293

(注)・三井住友フィナンシャルグループ、三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所の剰余金合計(三井住友カードは持分勘案後)
・18/3月期より、三井住友銀行における資本準備金3,449億円の剰余金への振替を勘案

(3) 収益見通し

今回の収益計画において前提となった諸条件が変動した場合の収益変動(業務純益)につきましては、図表11の通りであります。

（図表11）収益見通し［三井住友銀行］

（億円）

【基準シナリオ（実質業務純益）】

	17/3月期	18/3月期	19/3月期	20/3月期	21/3月期
基準シナリオ(A)	9,405	9,500	10,500	11,400	12,450

（主要前提条件）

（％）

	17/3月期	18/3月期	19/3月期	20/3月期	21/3月期
実質ＧＤＰ	＋1.9	＋1.2	＋1.8	＋2.1	＋1.6
３Ｍ Tibor	0.08	0.08	0.08	0.08	0.08
国債指標銘柄	1.5	1.3	1.3	1.3	1.3

基準シナリオに対する変動見通し

（億円）

	17/3月期	18/3月期	19/3月期	20/3月期	21/3月期
楽観シナリオ(B)		9,800	10,900	12,000	13,450
変化額(B)-(A)		＋ 300	＋ 400	＋ 600	＋ 1,000
悲観シナリオ(C)		9,200	10,100	10,800	11,750
変化額(C)-(A)		▲ 300	▲ 400	▲ 600	▲ 700

【楽観シナリオ・悲観シナリオの設定、計算根拠の概要】

［楽観シナリオ］

○民需主導の景気回復が持続、緩やかながら基準シナリオを上回るペースの経済成長を達成

○資金需要の拡大により、個人、法人とも新規貸出が計画を超過達成

○企業業績の一段の改善、資金需要の拡大によりリスクに見合った貸出利鞘の適正化が進展

○流動性預金の利鞘収益が拡大

［悲観シナリオ］

○景気は基準シナリオを下回るペースの緩やかな回復に止まる

○資金需要の減衰により、個人、法人とも新規貸出が計画を未達成

○企業業績の低迷、資金需要の減衰によりリスクに見合った貸出利鞘の適正化が遅延

7．財務内容の健全性及び業務の健全かつ適切な運営の確保のための方策

(1) 各種リスク管理の状況

当社におきましては、グループ全体のリスク管理を行うに際しての基本的事項をリスク管理規程として定めた上で、同規程に基づきリスク管理の基本方針を策定し、グループ各社がリスク管理の基本方針に則し適切なリスク管理態勢の整備を図るよう必要な指導を行っております。また、グループ各社が適切にリスク管理を実施しているかをモニタリングしております。当社における各種リスクの管理体制等につきましては、図表12の通りであります。

(図表 12)リスク管理の状況[三井住友フィナンシャルグループ](17 年 3 月末時点)

種　類	現在の管理体制	当期における改善等の状況
信用リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「信用リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「信用リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 (17 年 6 月、大口集中リスク先について、審査部策定の与信方針の協議・検証、与信ポートフォリオ上の課題に関する協議等を行う「信用リスク委員会」を設置。) [リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・業務特性に応じた信用リスクの統合的管理 ・個別与信ならびに与信ポートフォリオ全体の信用リスクを定量的に把握・管理 ・モニタリング・システムを整備し、経常的かつ効率的に信用リスクを管理 ・与信権限と与信責任を明確化した公正な与信運営 ・原則、業務推進部門、審査部門等から独立した資産監査部門の設置による、信用リスク管理体制、与信運営方針、与信ポートフォリオ状況等の監査の実施による牽制体制の確保	17 年度の信用リスク管理の基本方針を策定(リスク管理委員会での審議を経て取締役会にて決議(17/3))。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　内部格付体制の整備等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の信用リスク管理に係る規程・基本方針の体系・内容の整備。 グループ会社の連結ベースのリスク管理状況を取締役会に報告(17/3)。
市場リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	17 年度の市場リスク・流動性リスク管理の基本方針を策定(リスク管理委員会での審議を経て取締役会にて決議(17/3))。 グループ各社の 17 年度上期市場リスク関連極度・ガイドラインを決定。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。

種　類	現在の管理体制	当期における改善等の状況
	[リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・重要性に応じた連結ベースでのリスク管理 ・自己資本等の経営体力や業務運営方針等を勘案し、リスク許容量の上限を設定した管理 ・リスクの特性に応じ資本と関係付けたリスク管理を行うため、リスクの計量化を行い定量的に管理 ・コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・内部監査部署によるリスク管理態勢の監査	・ リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・ グループ各社の市場リスク管理に係る規程・基本方針の体系・内容の整備。 グループ会社の連結ベースのリスク管理状況を取締役会に報告(17/3)。
流動性リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「市場リスク・流動性リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「市場リスク・流動性リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・重要性に応じた連結ベースでのリスク管理の実施 ・資金繰り計画、外部環境及び調達状況等を勘案し、リスク許容量の上限設定による定量的な管理やコンティンジェンシープランの策定等による管理 ・コンピュータ・システムを整備し、データの透明性を確保することにより、正確かつ迅速なリスク管理を推進 ・相互牽制機能を確保するため、フロント、ミドル、バックの組織・権限の分離を実施 ・内部監査部署によるリスク管理態勢の監査	17 年度の市場リスク・流動性リスク管理の基本方針を策定(リスク管理委員会での審議を経て取締役会にて決議(17/3))。 グループ各社の17年度上期流動性リスク関連極度・ガイドラインを決定。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・ リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・ グループ各社の流動性リスク管理に係る規程・基本方針の体系・内容の整備。 グループ会社の連結ベースのリスク管理状況を取締役会に報告(17/3)。

種　類	現在の管理体制	当期における改善等の状況
オペレーショナルリスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「オペレーショナルリスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 （17年4月以降、グループ全体のオペレーショナルリスク管理を統括する機能を「総務部」へ移管することを、取締役会にて決議(17／3)。） ・グループ各社は「オペレーショナルリスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・業務とリスクの特性に応じて、重要なリスクの認識、評価、コントロール、モニタリングをするための効果的なフレームワークの整備 ・重要性に応じた連結ベースでのリスク管理 ・リスクの顕在化に備えた事故処理態勢、緊急時態勢の整備 ・内部監査部署によるリスク管理態勢の監査	17年度のオペレーショナルリスク管理の基本方針（リスク管理委員会での審議を経て取締役会にて決議(17/3)）。 グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社のオペレーショナルリスク管理に係る規程・基本方針の体系・内容の整備。 グループ会社の連結ベースのリスク管理状況を取締役会に報告(17/3)。
事務リスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「事務リスク管理の基本方針」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置。各種リスクを総合的に管理する観点では企画部と共に網羅的、体系的な管理を実施。 ・グループ各社は「事務リスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。	17年度の事務リスク管理の基本方針(リスク管理委員会での審議を経て取締役会にて決議(17/3)) グループ各社に対し自社保有のリスクに応じた的確なリスク管理体制の整備を指導。 ・　リスク管理のプロセスの一層の明確化等、基本方針を踏まえた管理体制の整備。 ・　グループ各社の事務リスク管理に係る規程・基本方針の体系・内容の整備。

種　類	現在の管理体制	当期における改善等の状況
	[リスク管理手法] 「全ての業務に事務リスクが所在する」との認識に基き、以下の原則に則り適切な管理を実施する。 ・リスク特性に鑑み、以下の機能を所管する部署を明確にし、関係部署が連携して管理を実施 「事務リスク統括」「事務規定の整備」「事務指導及び研修」「個別不祥事件・事務ミス・苦情等の処理」 ・内部管理の一環として実施する自店検査制度の整備 ・アウトソーシングにおける事務リスク管理 ・コンティンジェンシープランの策定等、緊急時対応の整備 ・重要性に応じた連結ベースでのリスク管理の実施 ・リスクの特性に応じ資本と関係付けたリスク管理を行うための計量化と定量的管理	グループ会社の連結ベースのリスク管理状況を取締役会に報告(17/3)。
システムリスク	[規定・基本方針] グループ全体のリスク管理を行うに際しての基本的事項を定めた「リスク管理規程」に基づき「システムリスク管理の基本方針」を定期的かつ必要に応じ見直し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会を頂点として、その内部組織として「リスク管理委員会」を設置し、重要事項の審議を実施。 ・グループ全体のシステムリスク管理を統括する機能を有した「IT企画部」を設置し、リスク統括部と共に網羅的、体系的な管理を実施。 ・グループ各社は「システムリスク管理の基本方針」にて定められた「普遍的な原則や指針」を自らの業務形態・リスクの状況等に応じ、自社のリスク管理に適用する体制を整備。 [リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・経営戦略の一環としてシステムを捉えるシステム戦略方針を策定 ・システム戦略方針に基づき、情報システムの効果と、そのシステムリスク・コストを総合的に勘案した企画立案 ・セキュリティ対策に関する統一方針として、情報システムのセキュリティポリシーを策定 ・情報システムの特性に応じたセキュリティ対策の策定とその維持・管理 ・システムリスクの発現による損失の影響を最小限に抑え、迅速かつ効率的に必要な業務の再開を行うため、コンティンジェンシープランを策定	17年度のシステムリスク管理の基本方針(リスク管理委員会での審議を経て取締役会にて決議(17/3))。 16年度のシステムリスク管理状況を同会議に報告。 グループ各社宛に基本方針を踏まえた管理体制整備を継続指導。 17 年度のシステム戦略方針(グループシステム戦略会議にて決議(17/3))に則った管理・運営を実施中。グループ会社の連結ベースのリスク管理状況を取締役会に報告(17/3)。

種　類	現在の管理体制	当期における改善等の状況
コンプライアンス(法務リスクを含む)	[規定・基本方針] グループ全体のコンプライアンス体制の強化・整備を行うに際しての基本的事項を定めた「コンプライアンス・マニュアル」に基づき、取締役会決議を経た上で「コンプライアンス・プログラム」を定例的に策定し、それに則った管理・運営を実施。 [体制・リスク管理部署] ・取締役会・グループ経営会議の下、「コンプライアンス委員会」を設置し、重要事項の審議を実施。 ・グループ全体のコンプライアンスを統括する機能を有した「総務部」を設置し、網羅的、体系的な管理を実施。 ・グループ各社は、「コンプライアンスに関するグループ共通理念(ビジネス・エシックス)」や持株会社の「コンプライアンス・マニュアル」にて定められた「普遍的な原則や指針」に基づいて、自らの業務形態・リスクの状況等に応じた、自社のコンプライアンス体制を整備。 [リスク管理手法] 以下の原則に則り適切な管理を実施する。 ・「コンプライアンスに関するグループ共通理念(ビジネス・エシックス)」に基づく管理の実施。 ・グループ各社が毎年度策定するコンプライアンス・プログラムの策定・進捗状況に関する管理を実施し、取締役会に報告。 ・グループ各社からの協議・報告を通じた管理の実施。 ・「法務リスク管理手続」に基づく管理の実施。 ・グループ会社定例打合会や個別面談を通じた管理の実施。 （17 年 6 月にビジネス・エシックスは「コンプライアンスに関するグループ共通理念」から「ＳＭＦＧ・ＳＭＢＣグループにおけるＣＳＲに関する共通理念」としてその位置づけを変更。）	取締役会にて策定した 16 年度コンプライアンス・プログラムに則り、以下の施策を実施。 ・コンプライアンス委員会を開催し、16 年度コンプライアンス・プログラムの達成状況をフォローアップ。 ・コンプライアンス体制を強化すべく、以下を実施。 －グループ会社定例打合会を開催。 －グループ会社に対するヒアリング等を通じて、グループ会社の体制整備状況のモニタリングを実施。 ・業務監査部門による監査を実施。 グループ会社の連結ベースのリスク管理状況にあわせてコンプライアンス管理状況について取締役会に報告(17/3)。

(2) 資産運用に係る決裁権限の状況

当社におきましては、信用リスク管理の基本方針を定例的に策定し、グループ全体の信用リスク管理態勢の整備を図っております。個別案件の決裁につきましては、信用リスク管理の基本方針を踏まえ、権限体系をグループ各社において決定し、原則として各社の権限規程に従って、決裁を行っております。

当行におきましては、各種権限規定に沿って決裁を実施していますが、特に与信権限については、債務者の信用リスクを表象した債務者格付別権限体系を導入しており、リスクの低い与信先・案件は、営業店長に権限委譲を行なう一方、リスクの高い与信先・案件は本部で審査する体系としています。なお、一定のリスク以上の与信先・案件については複数の担当役員が決裁し、経営会議に適宜報告を行なっています。

(3) 資産内容

イ．金融再生法開示債権の状況

「金融機能の再生のための緊急措置に関する法律」に基いて、査定した資産を「破産更生債権及びこれらに準ずる債権」、「危険債権」、「要管理債権」および「正常債権」に４区分して、各債権額を開示しております。

17年3月期における開示債権額および引当額については、図表13の通りであります。

ロ．リスク管理債権の状況

17年3月期におけるリスク管理債権については、図表14の通りであります。

(図表13)金融再生法開示債権の状況

(億円)

	16/3月末 実績(単体)	16/3月末 実績(連結)	17/3月末 実績(単体)	17/3月末 実績(連結)
破産更生債権及び これらに準ずる債権	3,616	4,859	4,483	4,810
危険債権	12,027	14,091	9,244	10,742
要管理債権	12,469	14,412	4,519	7,678
小計	28,112	33,362	18,246	23,230
正常債権	528,744	561,275	534,526	570,948
合計	556,856	594,637	552,772	594,178

(注)単体は三井住友銀行の計数を表示しております。

引当金の状況

(億円)

	16/3月末 実績(単体)	16/3月末 実績(連結)	17/3月末 実績(単体)	17/3月末 実績(連結)
一般貸倒引当金	7,690	8,377	4,176	6,336
個別貸倒引当金	4,740	5,770	5,676	6,361
特定海外債権引当勘定	78	78	39	39
貸倒引当金　計	12,508	14,225	9,891	12,736
債権売却損失引当金	—	—	—	—
特定債務者支援引当金	—	—	—	—
小　計	12,508	14,225	9,891	12,736
特別留保金	—	—	—	—
債権償却準備金	—	—	—	—
小　計	—	—	—	—
合　計	12,508	14,225	9,891	12,736

(注)単体は三井住友銀行の計数を表示しております。

(図表14)リスク管理債権情報

(億円、%)

	16/3月末 実績(単体)	16/3月末 実績(連結)	17/3月末 実績(単体)	17/3月末 実績(連結)
破綻先債権額(A)	672	964	460	683
延滞債権額(B)	14,608	17,679	12,380	13,990
3か月以上延滞債権額(C)	476	515	269	294
貸出条件緩和債権額(D)	11,993	13,822	4,250	7,307
①金利減免債権	1,189	1,266	544	614
②金利支払猶予債権	44	47	0	3
③経営支援先に対する債権	1,907	1,907	−	−
④元本返済猶予債権	8,851	10,568	3,634	6,610
⑤その他	2	34	72	80
合計(E)=(A)+(B)+(C)+(D)	27,749	32,980	17,359	22,274
部分直接償却	8,658	11,783	15,046	17,238
比率　(E)/総貸出	5.5%	6.0%	3.5%	4.1%

(注1)全銀協の「有価証券報告書における「リスク管理債権情報」の開示について」(平成10年3月24日付、平10調々第43号)の定義に従うものとし、貸出条件緩和債権について複数の項目に該当するものについては最も適当と判断した項目に計上しております。
(注2)単体は三井住友銀行の計数を表示しております。

(4) 償却・引当方針

イ．公的資金による株式等の引受け等を踏まえた自主的・積極的な償却・引当方針

[基本的考え方]

金融検査マニュアルを踏まえ、日本公認会計士協会の実務指針等関係諸法令に則り、グループ各社におきましては、自己査定基準、償却・引当に関する基準を制定し、保有する資産についての回収の危険性または価値の毀損の危険性の度合いを個別に検討した上で適切な自己査定を行い、その結果等を踏まえて、将来予想損失額等を適時かつ適正に見積り、適切な償却・引当を実施しております。

グループ各社の自己査定、償却・引当の結果につきましては、各社の監査部署が内部監査を行うとともに、当社の監査部署(監査部)が、連結ベースの自己査定、償却・引当の結果について、監査を実施しております。

[償却・引当方針の概要]

グループ各社におきましては、個々の取引先について、自己査定に基づいて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」に区分し、その区分毎に償却・引当基準を定めております。

なお、当行における債務者区分毎の償却・引当基準は以下の通りであります。

正　常　先：　格付毎に過去の倒産確率に基づき、今後１年間の予想損失額を一般貸倒引当金に計上

要 注 意 先：　貸倒リスクに応じてグループ分け(注)を行い、グループ毎に過去の倒産確率に基づき、将来の予想損失額を一般貸倒引当金に計上

(注)グループ分けは、「要管理先」と「その他要注意先」に区分し、後者をさらに財務内容や与信状況等を勘案して細分化。また、大口要管理先を中心にＤＣＦ法的手法による引当を実施

破 綻 懸 念 先：　個々の債務者毎に分類されたⅢ分類(担保、保証等により回収が見込まれる部分以外)のうち必要額を算定し、個別貸倒引当金を計上。また、大口先を中心にＤＣＦ法的手法による引当を実施

実質破綻先・破綻先：個々の債務者毎に分類されたⅣ分類(回収不能または無価値と判定される部分)の全額を原則貸倒償却し、Ⅲ分類の全額について個別貸倒引当金を計上

なお、17 年 3 月期における不良債権の処理状況は図表 15 の通りであります。

ロ．行内企業格付けごとの償却･引当の目途

当行における 17 年 3 月期の行内格付毎の倒産発生状況は図表 17 の通りであります。

(図表15)不良債権処理状況

[三井住友銀行(単体)]　(億円)

	16/3月期 実績	17/3月期 実績	18/3月期 見込み
不良債権処理損失額(A)	11,413	13,063	
個別貸倒引当金繰入額	2,764	4,741	
貸出金償却等(C)	8,692	8,360	
貸出金償却	5,011	6,058	
CCPC向け債権売却損	8	—	
協定銀行等への資産売却損(注)	93	5	
その他債権売却損	2,928	1,375	
債権放棄損	652	922	
債権売却損失引当金繰入額	△ 5	—	
特定債務者支援引当金繰入額	—	—	
特定海外債権引当勘定繰入	△ 38	△ 38	
一般貸倒引当金繰入額(B)	△ 3,379	△ 3,515	
合計(A)+(B)	8,034	9,548	3,000

<参考>

貸倒引当金目的取崩による直接償却等(D)	12,437	4,436	—
グロス直接償却等(C)+(D)	21,129	12,796	—

[三井住友フィナンシャルグループ(連結)]　(億円)

	16/3月期 実績	17/3月期 実績	18/3月期 見込み
不良債権処理損失額(A)	12,878	13,980	
個別貸倒引当金繰入額	3,207	4,939	
貸出金償却等(C)	9,714	9,079	
貸出金償却	5,952	6,672	
CCPC向け債権売却損	13	—	
協定銀行等への資産売却損(注)	94	6	
その他債権売却損	3,003	1,479	
債権放棄損	652	922	
債権売却損失引当金繰入額	△ 5	—	
特定債務者支援引当金繰入額	—	—	
特定海外債権引当勘定繰入	△ 38	△ 38	
一般貸倒引当金繰入額(B)	△ 3,312	△ 2,012	
合計(A)+(B)	9,566	11,968	

<参考>

貸倒引当金目的取崩による直接償却等(D)	13,672	5,409	—
グロス直接償却等(C)+(D)	23,386	14,488	—

(注)金融機能の再生のための緊急措置に関する法律第53条で定められた協定銀行等への債権売却損。

（図表17）倒産先一覧（16年度）［三井住友銀行（単体）］

（件、億円）

行内格付	倒産1期前の行内格付		倒産半期前の行内格付	
	件数	金額	件数	金額
1	0	0	0	0
2	0	0	0	0
3	1	9	1	9
4A	1	7	0	0
4B	1	1	1	7
4C	9	73	8	67
5A	16	52	13	45
5B	22	77	16	37
5C	34	72	33	55
6	19	22	18	27
7	63	328	65	237
8	26	722	36	356
9	17	72	47	629
格付なし	100	96	71	62
計	309	1,531	309	1,531

（注1）「格付なし」には、個人、財務データ未登録の法人等を含む。

（注2）小口（与信額50百万円未満）は除く。

（注3）金額は与信ベースにて記載。

（参考）金融再生法開示債権の状況　（億円）

	17年3月末実績
破産更生債権及びこれらに準ずる債権	4,483
危険債権	9,244
要管理債権	4,519
正常債権	534,526
総与信残高	552,772

ハ．不良債権の売却等による処理、回収の方針

当行は、17 年 3 月期をバランスシートのクリーンアップ総仕上げの年と位置付け、不良債権のオフバランス化や企業再生・再建に積極的に取り組むなど、財務体質の抜本的な強化に鋭意努めてまいりました。そうした取組みの結果、金融再生プログラムで求められている不良債権比率半減について 16 年 9 月期に前倒しで達成する等、17 年 3 月期において不良債権問題に決着をつけました。

以上を踏まえ、14 年 12 月に不良債権の集中的処理を目的に設置した戦略金融部門を 17 年 3 月で解散しましたが、この間培った、企業再生や事業再編等のスキル・ノウハウは今後も活用してまいります。具体的には、投資開発部に企業再生ファンド等への投資機能を、融資管理部に債権の個別売却機能を各々移管するとともに、各審査部に戦略金融部門の人員を再配置致しました。各審査部ではこれらスキル・ノウハウを活用して、個社毎に再建方針を策定し、問題先の管理・回収を進めてまいります。

ニ．債権放棄についての考え方

債権放棄につきましては、「金融再生委員会の運営の基本方針」(金融再生委員会 11 年 1 月 20 日)、「私的整理ガイドライン」(私的整理に関するガイドライン研究会 13 年 9 月 19 日)等を踏まえ、法的破綻処理との処理方法の違いによる経済合理性に基づくだけでなく、モラルハザードを回避する観点から、以下の３つの要件を満たす場合に限定すべきものと考え、また、債権放棄を実施する場合の債権者間負担割合は「信用残プロラタ」を原則とした上で、個別事情を勘案して決定することとしております。

○債権放棄による財務状況の改善により、対象企業の経営再建が実現する可能性が高く、残存債権の回収がより確実になると見込まれること。

○利害の対立する複数の支援者の間の合意により策定されるなど、合理的な再建計画に基づくこと。

○抜本的なリストラが行われるなど、対象企業の経営責任が明確化され、債権放棄が社会通念上合理的であると認められること。

(5) 評価損益の状況と今後の処理方針

当行におきましては、株式保有リスク削減のため、株式の売却を積極的にすすめ株価変動リスクを圧縮してまいりました。また、15 年 3 月期には株式市場の低迷による含み損を抜本的に処理いたしました。その結果、17 年 3 月末時点で保有残高は取得原価ベースで約 2 兆円と、合併時の 13 年 4 月時点の保有残高約 6 兆円に比べまして、約 4 兆円の残高圧縮となりました。

18 年 3 月期におきましても、中長期的な目標である Tier I の半分程度を目指し、保有株式の圧縮を継続してまいります。

次に、その他有価証券に含まれる保有債券につきましては、16 年 3 月期に約 1,000 億円の含み損を計上しておりましたが、17 年 3 月期に将来のリスク削減の観点から含み損を処理した結果、17 年 3 月末時点で 77 億円の含み益となりました。

以上の結果、その他有価証券全体では、17 年 3 月末時点で 6,514 億円の評価益を計上しております。17 年 3 月期における有価証券等の評価損益の状況については、図表 18 の通りであります。

(6) 金融派生商品等取引動向

オフバランス取引の契約額、想定元本残高、信用リスク相当額(与信相当額)については、図表 19 の通りであります。

また、当行におけるオフバランス取引に係る信用リスクの信用力別構成として、取引相手の格付別に、ＭＴＭ残高に対する信用コストおよび信用リスク量を試算した結果は図表 20 の通りであります。

(7) 劣後債の引受け又は劣後ローンによる貸付けその他の方法による子会社の財務内容の健全性の確保

株式会社三井住友フィナンシャルグループは、グループの自己資本充実を目的として、劣後債又は劣後ローンその他の方法による資金調達を行うことがありますが、当該資金は子会社の財務の健全性を確保するため、子会社が発行する社債の引受け又は子会社への貸付金に使用してまいる所存であります。

なお、株式会社三井住友フィナンシャルグループにおきましては、現在、劣後特約付債務はございません。

（持株会社の劣後特約付債務の残高）

（億円）

	17/3 月期 実績	18/3 月期 計画	19/3 月期 計画	20/3 月期 計画	21/3 月期 計画
劣後特約付 債務残高	－	－	－	－	－

以　上

(図表18)評価損益総括表(17年3月末)[三井住友銀行(単体)]

有価証券 (億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	5,163	△ 18	21	39
	債券	5,065	△ 23	16	39
	株式	−	−	−	−
	その他	98	+ 5	5	0
	金銭の信託(注1)	−	−	−	−
子会社等	有価証券(注1, 2)	14,367	+ 603	607	4
	債券	−	−	−	−
	株式	5,497	+ 603	607	4
	その他	8,870	−	−	−
	金銭の信託(注1)	−	−	−	−
その他	有価証券(注1, 2)	218,020	+ 6,514	7,501	987
	債券	158,707	+ 77	273	196
	株式	29,872	+ 6,673	7,086	413
	その他	29,441	△ 236	142	378
	金銭の信託(注1)	38	+ 2	3	1

その他 (億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,121	2,924	△ 197	113	310
その他不動産	−	−	−	−	−
その他資産	−	−	−	−	−

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券等時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。

但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1ヶ月の市場価格の平均による時価に基づき算出しております。

(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」中の譲渡性預け金を含んでおります。

(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を10年3月及び14年3月に実施しております。

なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び17年3月末における時価をそれぞれ記載しております。

(図表18)評価損益総括表(17年3月末)[三井住友フィナンシャルグループ(連結)]

有価証券

(億円)

		残高	評価損益	評価益	評価損
満期保有目的	有価証券(注1, 2)	5,472	△ 18	21	39
	債券	5,074	△ 23	16	39
	株式	—	—	—	—
	その他	398	+ 5	5	0
	金銭の信託(注1)	—	—	—	—
子会社等	有価証券(注1, 2)	3,960	+ 25	25	—
	債券	—	—	—	—
	株式	3,889	+ 25	25	—
	その他	71	—	—	—
	金銭の信託(注1)	—	—	—	—
その他	有価証券(注1, 2)	233,774	+ 6,964	8,014	1,050
	債券	168,596	+ 150	350	200
	株式	31,274	+ 7,051	7,505	454
	その他	33,904	△ 237	159	396
	金銭の信託(注1)	38	+ 2	3	1

その他

(億円)

	貸借対照表価額	時価	評価損益	評価益	評価損
事業用不動産(注3)	3,162	2,952	△ 210	113	323
その他不動産	—	—	—	—	—
その他資産	—	—	—	—	—

(注1)「有価証券」及び「金銭の信託」の「評価損益」は、上場有価証券等時価が合理的に算定可能なものについて、期末日の時価に基づき算出しております。
但し、保有目的区分が「その他」の株式の「評価損益」については、決算期末前1ヶ月の市場価格の平均による時価に基づき算出しております。
(注2)「有価証券」には、貸借対照表に計上されているもののほか、「現金預け金」の中の譲渡性預け金、並びに「買入金銭債権」の中の貸付債権信託受益権等を含んでおります。
(注3)「土地の再評価に関する法律」及び「土地の再評価に関する法律の一部を改正する法律」に基づき事業用不動産の再評価を10年3月、11年3月及び14年3月に実施しております。
なお、「貸借対照表価額」及び「時価」は、再評価を行った土地について再評価後の帳簿価額及び17年3月末における時価をそれぞれ記載しております。

(図表19)オフバランス取引総括表[三井住友フィナンシャルグループ(連結)]

(億円)

	契約金額・想定元本		信用リスク相当額(与信相当額)	
	16/3月末	17/3月末	16/3月末	17/3月末
金融先物取引	2,010,545	1,261,025	—	—
金利スワップ	2,605,922	2,833,429	35,343	36,258
通貨スワップ	154,000	180,984	11,787	14,402
先物外国為替取引	324,368	401,947	8,893	9,361
金利オプションの買い	73,732	56,356	935	740
通貨オプションの買い	28,239	25,649	1,720	1,818
その他の金融派生商品	295,108	211,865	576	1,340
一括ネッティング契約による与信相当額削除効果	—	—	△ 29,424	△ 31,362
合　計	5,491,914	4,971,255	29,831	32,556

(注)BIS自己資本比率基準ベースに取引所取引、オプションの売り及び原契約2週間以内の取引を加えたものです。

（図表20）信用力別構成（17年3月末時点）［三井住友銀行（単体）］

（億円）

	格付BBB/Baa以上に相当する信用力を有する取引先	格付BB/Ba以下に相当する信用力を有する取引先	その他(注2)	合　計
信用リスク相当額(与信相当額)	1,127	0	97	1,224
信用コスト	1	0	2	3
信用リスク量	4	0	4	8

（注１）市場営業部門の東京、ニューヨーク、ホンコン、シンガポールにおける金融機関に対する金利、為替系デリバティブ取引を対象として試算しております。
（注２）外部格付を取得していない先。

File No. 82-4395
Exhibit B1(e)
(English Translation)

Plan for Strengthening the Financial Base

(Selected tables from the original Japanese report)

September 2005

Sumitomo Mitsui Financial Group, Inc.

Major Economic Assumptions on the Plan

		FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
Real GDP Growth	(%)	1.9	1.2	1.8	2.1	1.6
O / N (Over night)*	(%)	0.001	0.001	0.001	0.001	0.001
3 month TIBOR*	(%)	0.08	0.08	0.08	0.08	0.08
10 Years JGB*	(%)	1.5	1.3	1.3	1.3	1.3
Yen/Dollar Exchange Rate**	(yen)	107.32	105.00	105.00	105.00	105.00
Nikkei Average Stock Price***	(yen)	11,809	11,009	11,009	11,009	11,009

*Average rate during each fiscal year

**Rate at the end of each term

***Average price during the last month of each term

Outline of the Preferred Stocks issued by Sumitomo Mitsui Financial Group

	Type 1	Type 2	Type 3
Original Amount Issued	201 billion yen	300 billion yen	800 billion yen
Outstanding Balance	105 billion yen	300 billion yen	695 billion yen
Liquidation Preference per Share	3,000,000 yen	3,000,000 yen	1,000,000 yen
Preferred Dividend Amount	10,500 yen	28,500 yen	13,700 yen
Preferred Dividend Rate	0.35%	0.95%	1.37%
Preferred Interim Dividend	5,250 yen	14,250 yen	6,850 yen
Conversion Price	947,100 yen	947,100 yen	644,200 yen
Conversion Period	From December 2, 2002 to February 26, 2009	From August 1, 2005 to February 26, 2009	From December 2, 2002 to September 30, 2009
Reset of Conversion Price	Reset to the market price* as of August 1 every year from December 2, 2002 to August 1, 2008 (both upward and downward)	Reset to the market price* as of August 1 every year from August 1, 2006 to August 1, 2008 (both upward and downward)	Reset to the market price* as of October 1 every year from October 1, 2003 to October 1, 2006 (both upward and downward)
Floor Conversion Price during the Conversion Period	947,100 yen	947,100 yen	249,700 yen
Mandatory Conversion Date	February 27, 2009	February 27, 2009	October 1, 2009
Floor Conversion Price upon Mandatory Conversion	500,000 yen	500,000 yen	258,330 yen
Original Issuer and Original Name of Preferred Stock	Sumitomo Bank First Series Type 1	Sumitomo Bank Second Series Type 1	Sakura Bank Series 3 (Type 2)
Name under SMBC	First Series Type 1	Second Series Type 1	Type 5

(*) The market price is the average of the closing prices for 30-consecutive-trading-days at the Tokyo Stock Exchange commencing on the 45th trading day prior to the relevant date.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Financial Group]

Holding company established in December '02

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>					(Billions of yen)
Total assets	3,478.4	3,680.0	3,610.0	3,610.0	3,610.0
Loans and bills discounted	40.0	0.7	-	-	-
Securities	3,368.2	3,600.0	3,580.0	3,580.0	3,580.0
Total liabilities	332.8	370.0	340.0	340.0	340.0
Total stockholders' equity	3,319.6	3,345.1	3,352.7	3,359.9	3,360.2
Capital stock	1,352.7	1,352.7	1,352.7	1,352.7	1,352.7
Capital reserve	1,352.8	1,352.8	1,352.8	1,352.8	1,352.8
Other capital surplus	499.5	499.5	499.5	499.5	499.5
Earned surplus reserve	-	-	-	-	-
Retained earnings*	384.5	410.1	417.7	424.9	425.2
Treasury stock	(269.9)	(270.0)	(270.0)	(270.0)	(270.0)
(Income)					(Billions of yen)
Ordinary profit	253.4	48.0	55.0	62.0	62.0
Dividends on investments in subsidiaries and affiliates	251.7	46.4	53.3	60.2	60.2
Expenses	2.6	2.8	2.8	2.8	2.8
Personnel expenses	1.2	1.3	1.3	1.3	1.3
Non-personnel expenses	1.4	1.4	1.4	1.4	1.4
Extraordinary gains	-	25.0	-	-	-
Extraordinary losses	-	-	-	-	-
Income before income taxes	253.4	73.0	55.0	62.0	62.0
Income taxes, current	(0.3)	3.0	1.0	1.5	1.5
Income taxes, deferred	1.5				
Net income	252.2	70.0	54.0	60.5	60.5
(Dividend)					(Billions of yen, yen, %)
Distributable profit	614.1	639.6	647.2	654.4	654.7
Dividend (including interim dividend)	44.4	46.4	53.3	60.2	60.2
Dividend of common stock	17.6	20.7	27.6	34.5	34.5
Dividend of preferred stock <public funds>	12.7	12.7	12.7	12.7	12.7
Dividend of preferred stock <others>	14.1	13.0	13.0	13.0	13.0
Dividend per share (common stock) (yen)	3,000	3,000	4,000	5,000	5,000
Dividend per share (Type 1 preferred stock) (yen)	10,500	10,500	10,500	10,500	10,500
Dividend per share (Type 2 preferred stock) (yen)	28,500	28,500	28,500	28,500	28,500
Dividend per share (Type 3 preferred stock) (yen)	13,700	13,700	13,700	13,700	13,700
Dividend per share (Type 4 preferred stock 1st to 12th Series) (yen)	135,000	135,000	135,000	135,000	135,000
Dividend per share (Type 4 preferred stock 13th Series) (yen)	67,500	-	-	-	-
Dividend per share (Type 6 preferred stock) (yen)	728	88,500	88,500	88,500	88,500
Dividend rate (preferred stock <public funds>)	1.15	1.15	1.15	1.15	1.15
Dividend rate (preferred stock <others>)	2.96	3.59	3.59	3.59	3.59
Payout ratio	7.81	46.77	97.53	99.14	99.14
(Financial indicators)					(%)
ROE (Net income / Stockholders' equity <average balance>)	7.77	2.09	1.61	1.80	1.80
ROA (Net income / Total assets <average balance>)	7.25	1.90	1.49	1.67	1.67

*Retained earnings excluding Earned surplus reserve.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>					(Billions of yen)
Total assets	96,029.8	92,600.0	94,100.0	96,200.0	98,500.0
Loans and bills discounted	50,808.9	50,400.0	51,600.0	53,600.0	55,900.0
Securities	23,703.0	23,400.0	23,800.0	24,100.0	24,500.0
Trading assets	5,128.8	3,400.0	3,400.0	3,400.0	3,400.0
Deferred tax assets <term-end balance>	1,502.2	1,330.0	1,030.0	690.0	290.0
Total liabilities	93,844.9	89,800.0	91,000.0	92,700.0	94,700.0
Deposits, NCD	65,227.6	66,500.0	68,000.0	68,700.0	69,400.0
Bonds	-	-	-	-	-
Trading liabilities	4,006.4	1,700.0	1,700.0	1,700.0	1,700.0
Deferred tax liabilities <term-end balance>	-	-	-	-	-
Deferred tax liabilities for Land revaluation <term-end balance>	90.0	50.0	50.0	50.0	50.0
Total stockholders' equity	2,752.7	3,004.4	3,381.1	3,810.9	4,320.7
Capital stock	665.0	665.0	665.0	665.0	665.0
Capital reserve	1,009.9	665.0	665.0	665.0	665.0
Other capital surplus	357.6	702.5	702.5	702.5	702.5
Earned surplus reserve	-	-	-	-	-
Retained earnings*1	291.3	624.9	1,001.6	1,431.4	1,941.2
Revaluation excess	42.3	24.0	24.0	24.0	24.0
Net unrealized gains (losses) on other securities	386.6	323.0	323.0	323.0	323.0
Treasury stock	-	-	-	-	-
(Income)					(Billions of yen)
Gross banking profit	1,522.9	1,545.0	1,650.0	1,745.0	1,860.0
Interest income	1,318.7	945.0	1,000.0	1,055.0	1,115.0
Interest expenses	346.2				
Net fees and commissions	300.7	340.0	380.0	415.0	455.0
Net trading income	131.6	125.0	120.0	115.0	115.0
Net other operating income (loss)	118.1	135.0	150.0	160.0	175.0
Gains (losses) on bonds	(21.6)	-	-	-	-
Banking profit (before provision for general reserve for possible loan losses)	940.5	950.0	1,050.0	1,140.0	1,245.0
Banking profit	1,292.0	950.0	1,050.0	1,140.0	1,245.0
Provision for general reserve for possible loan losses	(351.5)	-	-	-	-
Expenses	582.4	595.0	600.0	605.0	615.0
Personnel expenses	204.1	206.0	212.0	215.0	213.0
Non-personnel expenses	341.5	354.0	353.0	355.0	367.0
Credit related costs	1,306.3	300.0	250.0	230.0	180.0
Gains (losses) on stocks	(118.7)	(10.0)	-	-	-
Losses on devaluation of stocks	227.6				
Ordinary profit (loss)	(71.7)	610.0	760.0	865.0	1,015.0
Extraordinary gains	1.6	(10.0)	(10.0)	(10.0)	(10.0)
Extraordinary losses	30.0				
Income taxes, current	(1.8)	250.0	320.0	365.0	435.0
Income taxes, deferred	38.5				
Net income (loss)	(136.8)	350.0	430.0	490.0	570.0
(Dividend)					(Billions of yen, yen, %)
Distributable profit	442.4	1,120.9	1,497.6	1,927.4	2,437.2
Dividend (including interim dividend)					
Payout ratio					
(Financial indicator)					(%)
Yield on interest earning assets (A)	1.66	1.66	1.67	1.68	1.70
Interest earned on loans (B)	1.85	1.82	1.81	1.83	1.84
Interest earned on securities	1.10	1.17	1.24	1.25	1.26
Total cost of funding (including expenses) (C)	1.12	1.17	1.16	1.17	1.18
Interest paid on deposits (including NCD) (D)	0.16	0.19	0.20	0.20	0.20
Expense ratio (E)	0.89	0.89	0.88	0.88	0.88
Personnel expense ratio	0.31	0.30	0.31	0.31	0.30
Non-personnel expense ratio	0.52	0.53	0.51	0.51	0.52
Overall interest spread (A) - (C)	0.54	0.49	0.51	0.51	0.52
Interest spread (B) - (D) - (E)	0.79	0.74	0.73	0.75	0.76
Non-interest income ratio	19.74	22.00	23.03	23.78	24.46
OHR (Expenses / Gross banking profit)	38.24	38.51	36.36	34.67	33.06
ROE*2	33.44	33.00	32.88	31.70	30.62
ROA*3	1.04	1.09	1.19	1.26	1.35

*1 Retained earnings excluding Earned surplus reserve.
*2 Banking profit before provision for general reserve for possible loan losses / Stockholders' equity <average balance>
*3 Banking profit (before provision for general reserve for possible loan losses) /
(Total assets - Customers' liabilities for acceptances and guarantees) <average balance>

(Reference) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation + Sumitomo Mitsui Card Company, Ltd. + SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd.]

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>					(Billions of yen)
Total assets	98,520.0	95,200.0	96,860.0	99,150.0	101,650.0
Total liabilities	96,040.2	92,040.0	93,350.0	95,210.0	97,370.0
Total stockholders' equity	3,065.0	3,393.2	3,805.7	4,278.3	4,836.9
Capital stock	767.6	791.6	791.6	791.6	791.6
Capital reserve	1,091.4	770.4	770.4	770.4	770.4
Other capital surplus	399.0	743.9	743.9	743.9	743.9
Earned surplus reserve	1.0	1.0	1.0	1.0	1.0
Retained earnings*1	364.7	727.3	1,139.8	1,612.4	2,171.0
Land revaluation excess	42.3	24.0	24.0	24.0	24.0
Net unrealized gains (losses) on other securities	399.0	335.0	335.0	335.0	335.0
Treasury stock	-	-	-	-	-
(Income)					(Billions of yen)
Total net business profits*2	998.0	1,012.6	1,120.1	1,220.0	1,335.0
Ordinary profit (loss)	(22.1)	666.8	824.2	940.3	1,100.0
Extraordinary gains (losses)	(23.2)	(10.8)	(10.7)	(10.7)	(10.7)
Income taxes, current Income taxes, deferred	57.8	273.0	346.5	395.6	469.3
Net income (loss)	(103.1)	383.0	467.0	534.0	620.0
(Dividend)					(Billions of yen, %)
Distributable profit <including the holding company>	1,171.4	1,869.8	2,283.4	2,755.4	3,305.4
Payout ratio (for Common stock of the holding company)	-	5.79	6.25	6.79	5.81
(Financial indicator)					(%)
ROE (Total net business profits / Stockholders' equity <average balance>)	32.12	31.35	31.11	30.18	29.29
ROA (Total net business profits / Total assets <average balance>)	1.01	1.06	1.15	1.23	1.31

*1 Retained earnings excluding Earned surplus reserve.

*2 Figures are combined figures for Banking profit of Sumitomo Mitsui Banking Corporation and Operating profit of other three companies.

(Reference) Retained Earnings [Sumitomo Mitsui Financial Group, Inc. + Sumitomo Mitsui Banking Corporation + Sumitomo Mitsui Card Company, Ltd. + SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd.]

(Billions of yen)

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
Retained earnings*	1,648.8	2,347.2	2,760.7	3,232.8	3,782.7
Other capital surplus	898.5	1,229.3	1,229.3	1,229.3	1,229.3

* Sum of Retained earnings of Sumitomo Mitsui Financial Group, Inc., Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Card Company, Ltd., SMBC Leasing Company, Ltd., and The Japan Research Institute, Ltd. (Retained earnings of Sumitomo Mitsui Card Company, Ltd. are included in the figures according to the ownership ratio of Sumitomo Mitsui Financial Group)
Sumitomo Mitsui Banking Corporation transferred 344.9 billion yen from its Capital reserve to Retained earnings in FY05.

(Table 1-2) Trend of Income [Sumitomo Mitsui Financial Group (Consolidated)]

	FY03 Actual	FY04 Actual	FY05 Forecast
(Scale)<term-end balance>			(Billions of yen)
Total assets	102,215.2	99,731.9	
Loans and bills discounted	55,382.8	54,799.8	
Securities	27,049.9	24,233.7	
Trading assets	3,306.8	3,769.1	
Deferred tax assets	1,706.6	1,598.2	
Total liabilities	98,150.5	95,934.9	
Deposits, NCD	68,852.9	71,188.1	
Bonds	-	-	
Trading liabilities	1,873.2	2,110.5	
Deferred tax liabilities	40.2	45.3	
Deferred tax liabilities for land revaluation	56.4	91.0	
Minority interests	993.7	1,021.2	
Total stockholders' equity	3,070.9	2,775.7	
Capital stock	1,247.7	1,352.7	
Capital surplus	865.3	974.3	
Retained earnings	611.2	330.0	
Land revaluation excess	96.5	57.9	
Net unrealized gains (losses) on other securities	325.0	410.7	
Foreign currency translation adjustments	(71.8)	(79.9)	
Treasury stock	(3.0)	(269.9)	

(Income)			(Billions of yen)
Ordinary income	3,552.5	3,580.8	3,300.0
Interest income	1,591.3	1,521.7	
Fees and commissions	501.4	598.7	
Trading profits	305.0	144.6	
Other operating income	946.5	1,058.3	
Other income	208.3	257.5	
Ordinary expenses	3,209.7	3,611.1	
Interest expenses	310.3	350.4	
Fees and commissions	76.9	80.0	
Trading losses	0.9	0.2	
Other operating expenses	886.6	867.7	
General and administrative expenses	866.5	852.7	
Other expenses	1,068.4	1,460.1	
Write-off of loans	660.4	759.4	
Transfer to reserve for possible loan losses	-	288.9	
Transfer to general reserve for possible loan losses	-	(201.2)	
Transfer to specific reserve for possible loan losses	-	493.9	
Ordinary profit	342.8	(30.3)	780.0
Extraordinary gains*	117.0	9.1	
Extraordinary losses	55.0	87.3	
Income before income taxes	404.9	(108.5)	
Income taxes, current	24.3	21.8	
Income taxes, deferred	8.6	52.9	
Minority interests in net income	41.6	51.0	
Net income	330.4	(234.2)	460.0

* For FY03, Extraordinary gains include JPY 14.8 billion of Reversal of loan loss reserves and Reversal of reserve for losses on loans sold

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Financial Group (Consolidated)>

(Billions of yen)

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
Capital stock	1,352.7	1,352.7	1,352.7	1,352.7	1,352.7
Noncumulative perpetual preferred stock	-	-	-	-	-
Capital surplus	974.3	974.3	974.3	974.3	974.3
Retained earnings	285.6	717.2	1,173.9	1,693.7	2,303.5
Minority interests in consolidated subsidiaries	1,012.9	1,059.4	1,082.7	1,108.4	1,136.5
Preferred securities	816.9	812.7	812.7	812.7	812.7
Net unrealized losses on other securities	-	-	-	-	-
Treasury stock	(269.9)	(270.0)	(270.0)	(270.0)	(270.0)
Foreign currency translation adjustments	(79.9)	(76.0)	(76.0)	(76.0)	(76.0)
Goodwill	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Consolidated adjustment account	(13.4)	(6.5)	(3.5)	-	-
Others	-	-	-	-	-
Total Tier I	3,262.3	3,751.0	4,234.0	4,783.0	5,421.0
<Tax effect>	<1,552.9>	<1,380.0>	<1,080.0>	<740.0>	<340.0>
Unrealized gains on securities	317.1	269.0	269.0	269.0	269.0
Land revaluation excess	67.1	41.0	41.0	41.0	41.0
General reserve for possible loan losses	633.5	633.5	633.5	633.5	633.5
Perpetual subordinated liabilities	880.0	987.3	1,108.3	1,182.3	1,204.3
Others	-	-	-	-	-
Total upper Tier II	1,897.6	1,930.8	2,051.8	2,125.8	2,147.8
Dated subordinated liabilities, preferred stock	1,657.3	1,616.2	1,508.2	1,551.2	1,421.2
Others	-	-	-	-	-
Total lower Tier II	1,657.3	1,616.2	1,508.2	1,551.2	1,421.2
Total Tier II	3,555.0	3,547.0	3,560.0	3,677.0	3,569.0
<Amounts counted as qualifying capital>	<3,262.3>	<3,547.0>	<3,560.0>	<3,677.0>	<3,569.0>
Tier III	-	-	-	-	-
Deductions	(504.4)	(584.0)	(610.0)	(639.0)	(670.0)
Total capital	6,020.1	6,714.0	7,184.0	7,821.0	8,320.0

(Billions of yen)

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
Risk-adjusted assets	60,552.6	62,700.0	64,700.0	66,600.0	69,600.0
On-balance-sheet items	54,897.9	57,050.0	59,050.0	60,950.0	63,950.0
Off-balance-sheet items	5,300.9	5,300.0	5,300.0	5,300.0	5,300.0
Others*2	353.9	350.0	350.0	350.0	350.0

(%)

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
Capital ratio	9.94	10.70	11.10	11.74	11.95
Tier I ratio	5.38	5.98	6.54	7.18	7.78

*1 Assumptions on yen / dollar exchange rate: $1=105.00 yen.

*2 Obtained by dividing amounts equivalent to market risk by 8%.

*3 Capital ratio is calculated based on the current BIS guideline, although "Basel II" is expected to apply from FY06 onward. Capital ratio based on the new guideline will be disclosed in "Progress Report on the Plan for Strengthening the Financial Base."

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Banking Corporation (Consolidated)> (Billions of yen)

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
Capital stock	665.0	665.0	665.0	665.0	665.0
Noncumulative perpetual preferred stock	-	-	-	-	-
Capital surplus	1,603.5	1,603.5	1,603.5	1,603.5	1,603.5
Retained earnings	(6.3)	337.3	734.0	1,193.8	1,733.6
Minority interests in consolidated subsidiaries	1,026.1	1,029.1	1,045.4	1,063.6	1,082.8
Preferred securities	816.9	812.7	812.7	812.7	812.7
Net unrealized losses on other securities	-	-	-	-	-
Treasury stock	-	-	-	-	-
Foreign currency translation adjustments	(81.1)	(78.0)	(78.0)	(78.0)	(78.0)
Goodwill	-	-	-	-	-
Consolidated adjustment account	-	-	-	-	-
Others	-	-	-	-	-
Total Tier I	3,207.3	3,557.0	3,970.0	4,448.0	5,007.0
<Tax effect>	<1,505.1>	<1,330.0>	<1,030.0>	<690.0>	<290.0>
Unrealized gains on securities	305.4	257.0	257.0	257.0	257.0
Land revaluation excess	67.1	41.0	41.0	41.0	41.0
General reserve for possible loan losses	612.0	612.0	612.0	612.0	612.0
Perpetual subordinated liabilities	880.0	987.3	1,108.3	1,182.3	1,204.3
Others	-	-	-	-	-
Total upper Tier II	1,864.5	1,897.3	2,018.3	2,092.3	2,114.3
Dated subordinated liabilities, preferred stock	1,657.3	1,616.2	1,508.2	1,551.2	1,421.2
Others	-	-	-	-	-
Total lower Tier II	1,657.3	1,616.2	1,508.2	1,551.2	1,421.2
Total Tier II	3,521.8	3,513.5	3,526.5	3,643.5	3,535.5
<Amounts counted as qualifying capital>	<3,207.3>	<3,513.5>	<3,526.5>	<3,643.5>	<3,535.5>
Tier III	-	-	-	-	-
Deductions	(238.9)	(295.0)	(301.0)	(311.0)	(325.0)
Total capital	6,175.6	6,775.5	7,195.5	7,780.5	8,217.5

(Billions of yen)

Risk-adjusted assets	58,244.5	60,400.0	62,400.0	64,300.0	67,300.0
On-balance-sheet items	52,589.4	54,750.0	56,750.0	58,650.0	61,650.0
Off-balance-sheet items	5,303.1	5,300.0	5,300.0	5,300.0	5,300.0
Others*2	352.0	350.0	350.0	350.0	350.0

(%)

Capital ratio	10.60	11.21	11.53	12.10	12.21
Tier I ratio	5.50	5.88	6.36	6.91	7.43

*1 *Assumptions on yen / dollar exchange rate: $1=105.00 yen.*

*2 Obtained by dividing amounts equivalent to market risk by 8%.

*3 Capital ratio is calculated based on the current BIS guideline, although "Basel II" is expected to apply from FY06 onward. Capital ratio based on the new guideline will be disclosed in "Progress Report on the Plan for Strengthening the Financial Base."

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Banking Corporation (Non-consolidated)> (Billions of yen)

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
Capital stock	665.0	665.0	665.0	665.0	665.0
Noncumulative perpetual preferred stock	-	-	-	-	-
Capital reserve	1,009.9	665.0	665.0	665.0	665.0
Other capital surplus	357.6	702.5	702.5	702.5	702.5
Earned surplus reserve	-	-	-	-	-
Voluntary reserves	221.5	221.5	221.5	221.5	221.5
Profit brought forward to next year	68.5	402.1	778.8	1,208.6	1,718.4
Others*2	784.3	818.9	819.2	818.4	818.6
Preferred securities	776.7	812.7	812.7	812.7	812.7
Net unrealized losses on other securities	-	-	-	-	-
Treasury stock	-	-	-	-	-
Goodwill	-	-	-	-	-
Total Tier I	3,106.8	3,475.0	3,852.0	4,281.0	4,791.0
<Tax effect>	<1,502.2>	<1,330.0>	<1,030.0>	<690.0>	<290.0>
Unrealized gains on securities	293.0	245.0	245.0	245.0	245.0
Land revaluation excess	59.6	33.5	33.5	33.5	33.5
General reserve for possible loan losses	417.6	417.5	417.5	417.5	417.5
Perpetual subordinated liabilities	880.0	987.3	1,108.3	1,182.3	1,204.3
Others	-	-	-	-	-
Total upper Tier II	1,650.1	1,683.3	1,804.3	1,878.3	1,900.3
Dated subordinated liabilities, preferred stock	1,618.3	1,577.2	1,469.2	1,512.2	1,392.2
Others	-	-	-	-	-
Total lower Tier II	1,618.3	1,577.2	1,469.2	1,512.2	1,392.2
Total Tier II	3,268.4	3,260.5	3,273.5	3,390.5	3,292.5
<Amounts counted as qualifying capital>	<3,106.8>	<3,260.5>	<3,273.5>	<3,390.5>	<3,292.5>
Tier III	-	-	-	-	-
Deductions	(95.6)	(156.0)	(156.0)	(156.0)	(156.0)
Total capital	6,118.0	6,579.5	6,969.5	7,515.5	7,927.5

(Billions of yen)

Risk-adjusted assets	54,034.5	56,100.0	58,100.0	60,000.0	63,000.0
On-balance-sheet items	48,910.7	51,000.0	53,000.0	54,900.0	57,900.0
Off-balance-sheet items	4,818.9	4,800.0	4,800.0	4,800.0	4,800.0
Others*3	304.9	300.0	300.0	300.0	300.0

(%)

Capital ratio	11.32	11.72	11.99	12.52	12.58
Tier I ratio	5.74	6.19	6.63	7.13	7.60

*1 Assumptions on yen / dollar exchange rate: $1=105.00 yen.

*2 Amounts of Minority interests in consolidated subsidiaries and Foreign currency translation adjustments.

*3 Obtained by dividing amounts equivalent to market risk by 8%.

*4 Capital ratio is calculated based on the current BIS guideline, although "Basel II" is expected to apply from FY06 onward.
Capital ratio based on the new guideline will be disclosed in "Progress Report on the Plan for Strengthening the Financial Base."

(Table 5) Earnings by Business Unit

<Sumitomo Mitsui Banking Corporation (Non-consolidated)>

(Billions of yen)

	FY03 Actual	FY04 Actual	FY05 Forecast
Net interest income	277.8	271.5	293.0
Fees and commissions + Foreign exchange	55.9	86.0	99.0
Consumer Banking Unit	333.7	357.5	392.0
Net interest income	322.4	323.6	363.0
Fees and commissions + Foreign exchange	281.8	330.6	329.0
Middle Market Banking Unit	604.2	654.2	692.0
Net interest income	104.3	97.0	99.0
Fees and commissions + Foreign exchange	70.9	89.8	94.0
Corporate Banking Unit	175.2	186.8	193.0
Marketing business	88.8	82.0	90.0
Treasury business	1.7	1.6	1.0
International Banking Unit	92.7	84.4	91.0
Net interest income	10.2	10.5	-
Fees and commissions + Foreign exchange	0.6	1.4	-
Community Banking Unit	10.8	11.9	-
Treasury Unit	375.8	222.8	230.0
Headquarters	(8.3)	5.3	(53.0)
Gross banking profit	1,584.1	1,522.9	1,545.0
Expenses	(584.0)	(582.4)	(595.0)
Banking profit (before provision for general reserve for possible loan losses)	1,000.1	940.5	950.0

(Note) FY03 result and FY04 result of Headquarters include earnings of Asset Restructuring Unit.
FY05 forecast reflect organizational revision of April 2005 (dissolution of Community Banking Unit and Asset Restructuring Unit)

(Table 6) Restructuring Plan [Sumitomo Mitsui Financial Group + Sumitomo Mitsui Banking Corporation]

	Mar. 31, '05 Actual	Mar. 31, '06 Plan	Mar. 31, '07 Plan	Mar. 31, '08 Plan	Mar. 31, '09 Plan

(Number of employees and directors)

Directors	25	23	27	27	27
Board of directors*1	18(2)	15(2)	19(3)	19(3)	19(3)
Corporate auditors*1	7(3)	8(4)	8(4)	8(4)	8(4)
Employees*2	21,020	20,900	20,900	20,900	20,900

*1 Figures in the brackets indicate the number of those who are not full-time attendants.

*2 Registered employees, excluding executive officers, contract employees and temporary recruited.

(Number of offices)

Domestic branches*1	425	415	420	425	435
Overseas branches*2	17	19	19	19	19
(Reference) Overseas subsidiaries*3	27	28	27	26	26

*1 Excluding sub-branches, agencies, specialized branches for receiving money transfers, specialized branches for controlling ATMs in convenience stores and International Business Operations Department.

*2 Excluding sub-branches and representative offices.

*3 Excluding overseas subsidiaries with ownership of 50% or less.

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan

(Personnel expenses)

Personnel expenses (Millions of yen)	205,305	207,300	213,300	216,300	214,300
Salary and remuneration (Millions of yen)	165,878	166,100	171,100	173,300	171,400
Average monthly salary (Thousands of yen)	494	494	502	502	502

(Note) Average age of the employees is 39.0 years (as of March 31, '05)

(Remuneration and bonus of directors) (Millions of yen)

Remuneration and bonus of directors*1	552	490	650	650	650
Remuneration	552	490	650	650	650
Bonus	0	0	0	0	0
Average remuneration and bonus of full-time directors	25	25	29	29	29
Average retirement allowances of directors	33	73	70	70	70

*1 Sum of those included in personnel expenses and profit appropriation, including rewards as executive officers in case concurrently appointed.

(Non-personnel expenses) (Millions of yen)

Non-personnel expenses*1	339,149	349,900	349,800	352,200	364,300
System related cost*2	79,536	82,000	82,000	82,000	82,000
Other than system related cost	259,613	267,900	267,800	270,200	282,300

*1 Excluding fees for management guidance from subsidiaries to parent.

*2 Including leasing expenses and other related costs.

(Personnel expenses + Non-personnel expenses) (Millions of yen)

Personnel expenses + Non-personnel expenses	544,454	557,200	563,100	568,500	578,600

(Table 7) Domestic Subsidiaries and Affiliates (*1)

(Billions of yen)

Company Name	Main Business	Latest Fiscal Term	Total Asset	(*2) Total Borrowing	(*3,*4) SMFG, SMBC portion	Stockholder's Equity	(*4) SMFG, SMBC portion	Operating Profit	Net Income	(*5) Consolidated / Equity Method
[Sumitomo Mitsui Financial Group]										
Sumitomo Mitsui Card Company, Limited	Credit card services	Mar. '05	855.9	257.5	19.0	120.7	155.7	30.4	18.6	Consolidated
SMBC Leasing Company, Limited	Leasing	Mar. '05	1,766.4	1,278.1	119.4	159.3	143.4	21.8	12.5	Consolidated
The Japan Research Institute, Limited	System engineering, data processing, management consulting, and economic researct	Mar. '05	79.5	17.9	11.4	32.3	20.0	6.3	2.6	Consolidated
SMFG Corporate Recovery Servicer Co., Ltd.	Corporate recovery consulting and servicer	Mar. '05	0.8	-	-	0.8	0.4	0.1	0.1	Consolidated
Daiwa Securities SMBC Co. Ltd.	Securities and derivatives	Mar. '05	9,039.2	5,118.7	262.2	420.4	163.2	73.8	46.5	Equity Method
Daiwa SB Investments Ltd.	Investment advisory and investment trust management	Mar. '05	17.7	-	-	9.9	8.0	2.4	1.4	Equity Method
[Sumitomo Mitsui Banking Corporation]										
THE MINATO BANK, LTD.	Commercial banking	Mar. '05	2,720.9	58.9	37.0	87.8	4.8	8.1	3.3	Consolidated
Kansai Urban Banking Corporation	Commercial banking	Mar. '05	2,418.6	172.9	23.1	72.0	37.1	9.7	6.1	Consolidated
The Kangin Lease Company, Limited	Leasing	Mar. '05	31.4	25.0	15.2	4.2	-	0.8	0.6	Consolidated
The Japan Net Bank, Limited	Commercial banking via Internet	Mar. '05	348.5	130.1	-	8.6	11.4	1.2	1.1	Consolidated
SMBC Guarantee Co., Ltd.	Credit guarantee	Mar. '05	8,703.2	-	-	114.9	-	(156.8)	(157.9)	Consolidated
SAKURA CARD CO., Ltd.	Credit card services	Mar. '05	194.9	37.2	18.1	16.9	12.2	1.8	1.1	Consolidated
SMBC Capital Co., Ltd.	Venture capital	Mar. '05	16.8	10.1	10.1	5.3	1.7	3.2	1.7	Consolidated
SMBC Consulting Co., Ltd.	Management consulting and information service	Mar. '05	4.5	-	-	2.8	1.8	0.9	0.4	Consolidated
SMBC Finance Service Co., Ltd.	Factoring, loans and collecting agent	Mar. '05	610.8	281.4	273.7	72.4	-	7.9	5.9	Consolidated
SMBC Mortgage Co., Ltd.	Loans	Mar. '05	81.7	124.1	124.1	(45.2)	0.0	(11.9)	(59.3)	Consolidated
Financial Link Company, Limited	Data processing service and consulting	Mar. '05	0.1	-	-	0.1	-	0.1	0.1	Consolidated
SMBC Friend Securities Co., Ltd.	Securities	Mar. '05	207.4	-	-	124.7	41.9	18.3	13.2	Consolidated
Sakura KCS Corporation	System engineering and data processing	Mar. '05	18.8	0.2	0.2	13.0	1.8	0.7	0.5	Consolidated
Sakura Information Systems Co., Ltd.	System engineering and data processing	Mar. '05	13.0	1.2	1.2	7.1	2.2	1.1	(0.6)	Consolidated
Global Factoring Co., Ltd.	Factoring	Mar. '05	392.2	280.7	280.7	0.0	-	0.0	0.0	Consolidated
Promise Co., Ltd.	Consumer finance	Mar. '05	1,653.1	822.0	21.4	774.5	154.3	118.2	68.2	Equity Method
At-Loan Co., Ltd.	Consumer loans	Mar. '05	120.7	79.0	79.0	22.2	26.3	0.4	0.5	Equity Method
Sumitomo Mitsui Asset Management Company, Limited	Investment advisory and investment trust management	Mar. '05	26.9	-	-	15.1	3.4	3.0	2.5	Equity Method
Japan Pension Navigator Co., Ltd.	Operational management of defined contribution pension plans	Mar. '05	1.5	-	-	1.3	0.4	(0.4)	(0.4)	Equity Method
QUOQ Inc.	Shopping credit and credit card business	Mar. '05	916.1	482.2	100.5	40.7	2.9	2.6	1.4	Equity Method
[SMBC Leasing Company, Limited]										
SMBC Auto Leasing Company, Limited	Leasing	Mar. '05	223.3	166.0	12.7	12.8	-	3.5	1.5	Consolidated
Mazda Auto Leasing Company, Limited	Leasing	Mar. '05	14.5	11.0	2.0	2.0	-	0.8	0.4	Consolidated
Space Service LLC.	Leasing	Mar. '05	5.3	4.2	2.8	0.0	-	0.0	0.0	Consolidated
SBL Partners LLC.	Factoring	Dec. '04	15.3	14.6	14.6	0.0	-	0.0	(0.0)	Consolidated
The San-in General Lease Company Limited	Leasing	Mar. '05	46.9	32.3	2.3	5.4	0.2	1.0	0.6	Equity Method
Miegin General Leasing Co.Ltd.	Leasing	Mar. '05	12.4	9.9	0.7	1.6	0.1	0.2	0.1	Equity Method
[Daiwa Securities SMBC Co. Ltd.]										
Daiwa Securities SMBC Principal Investments Co. Ltd.	Investments	Mar. '05	108.3	82.1	5.0	18.1	-	9.4	5.5	Equity Method

(Table 7) Overseas Subsidiaries and Affiliates (*1)

(Millions of local currency, except Indonesia (in Billions))

Company Name	Main Business	Currency	Latest Fiscal Term	Total Asset	(*2) Total Borrowing	(*3,*4) SMFG, SMBC portion	Stockholder's Equity	(*4) SMFG, SMBC portion	Operating Profit	Net Income	(*5) Consolidated / Equity Method
[Sumitomo Mitsui Banking Corporation]											
Sumitomo Mitsui Banking Corporation Europe Limited	Commercial banking	US$	Mar. '05	14,298	36	4,251	1,762	1,700	40	49	Consolidated
Manufacturers Bank	Commercial banking	US$	Dec. '04	1,534	47	1	211	283	17	15	Consolidated
Sumitomo Mitsui Banking Corporation of Canada	Commercial banking	CAN$	Jan. '05	1,182	46	46	159	122	5	4	Consolidated
Banco Sumitomo Mitsui Brasileiro S.A.	Commercial banking	R$	Dec. '04	970	330	261	304	302	(7)	(9)	Consolidated
PT Bank Sumitomo Mitsui Indonesia	Commercial banking	RPIAH	Dec. '04	5,270	709	2,104	1,167	982	133	94	Consolidated
SMBC Leasing and Finance, Inc.	Leasing	US$	Dec. '04	1,481	212	297	742	690	53	24	Consolidated
SMBC Capital Markets, Inc.	Investment and derivatives	US$	Dec. '04	5,368	496	2,086	962	609	31	29	Consolidated
SMBC Capital Markets Limited	Investment and derivatives	US$	Dec. '04	1,195	68	-	345	300	6	5	Consolidated
Sumitomo Mitsui Finance Australia Limited	Investments	A$	Dec. '04	2,643	2,045	2,361	177	159	20	13	Consolidated
SMBC Securities, Inc.	Securities	US$	Dec. '04	172	125	25	44	40	4	2	Consolidated
SMBC MVI SPC	Investments	US$	Mar. '05	152	122	122	29	30	(1)	(1)	Consolidated
Sakura Capital Funding (Cayman) Limited	Finance	US$	Dec. '04	99	98	93	0	0	0	0	Consolidated
Sakura Finance (Cayman) Limited	Finance	US$	Dec. '04	1,577	1,571	1,127	0	0	0	0	Consolidated
Sumitomo Finance International plc	Investments	STG	Dec. '04	245	8	8	116	200	(11)	(11)	Consolidated
SMBC International Finance N.V.	Finance	US$	Dec. '04	3,337	3,297	2,755	1	0	0	0	Consolidated
BSL Leasing Co., Ltd.	Leasing	TBAH	Dec. '04	2,665	2,086	163	222	6	31	23	Equity Method
SBCS Company Limited	Investments and consulting	TBAH	Dec. '04	455	180	180	272	14	24	21	Equity Method
[SMBC Leasing Company, Limited]											
SMBC Leasing (Singapore) Pte. Ltd.	Leasing	S$	Dec. '04	204	177	148	4	-	1	1	Consolidated
SMBC Leasing (Hong Kong) Limited	Leasing	HK$	Dec. '04	578	471	348	54	-	3	3	Consolidated
SMBC Leasing (Thailand) Co., Ltd.	Leasing	TBAH	Dec. '04	3,000	2,126	1,995	231	-	52	36	Consolidated
SMBC Leasing (Malaysia) Sdn. Bhd.	Leasing	RM	Dec. '04	143	122	134	7	-	1	1	Consolidated
P.T. EXIM SB Leasing	Leasing	RPIAH	Dec. '04	170	222	149	(148)	0	(19)	(19)	Consolidated

(*1) Only the subsidiaries and affiliates which borrowed over one hundred million yen from Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation are indicated in the table.
Financial data of foreign subsidiaries and affiliates are denoted by local currency (in millions, except Indonesia (in billions)).
(*2) Including bonds and commercial papers.
(*3) Including guarantees.
(*4) Combined figures of Sumitomo Mitsui Financial Group (SMFG) and Sumitomo Mitsui Banking Corporation (SMBC).
(*5) Based on Sumitomo Mitsui Financial Group's consolidated financial results.
(*6) For the companies reporting Operating losses, Net losses or Retained losses, projection of income and position in the group strategy of SMFG and SMBC are described in the next page.
(*7) <Scope of consolidation>
-From this fiscal year, twenty-one companies including SMBC Finance Business Planning Co., Ltd. were newly consolidated due to establishment and other reasons.
-From this fiscal year, At-Loan Co., Ltd. was excluded from the scope of consolidation and treated as an affiliated company accounted for by the equity method because it became a subsidiary of Promise Co., Ltd.
-From this fiscal year, five companies including former Minato Card Co., Ltd. were excluded from the scope of consolidation because they were no longer subsidiaries due to merger.
-From this fiscal year, thirteen companies including SMLC Indus Co., Ltd. became unconsolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.
-From this fiscal year, eight companies including Promise Co., Ltd. newly became affiliated companies accounted for by the equity method due to acquirement of shares.
-From this fiscal year, three companies including Sony Bank Incorporated were excluded from the scope of affiliated companies due to decrease in ratio of voting share ownership and other reasons.

Details of (*6)

Company name	Earnings projections	Strategic position within the Group
The Japan Net Bank, Limited	Secure positive bottom line in FY05.	Internet specialized bank
SMBC Guarantee Co., Ltd.	Sumigin Guarantee Company, Limited became a wholly-owned subsidiary of SMBC Guarantee Co., Ltd. in Mar. 2002. Expected to be in the black on consolidated basis in FY05.	SMBC's housing loan guarantee subsidiary
SMBC Finance Service Co., Ltd.	Secure positive bottom line in FY05.	Subsidiary to provide finance, factoring and collecting services
SMBC Mortgage Co., Ltd.	Dissolved in Jun. 2005.	Finance subsidiary
Financial Link Company, Limited	Operating loss carryforwards are expected to be offset in FY06 as originally planned.	Strategic subsidiary that coordinates financial services such as outsourcing of settlement operations and fund administration with SMBC and group companies
Sakura Information System Co., Ltd.	Expected to be in the black in FY05.	System engineering and data processing business
Japan Pension Navigator Co., Ltd.	Financial condition is recovering thanks to rapid growth in the defined contribution pension plan market, but expected to remain in the red because depreciation of initial systems investment will be a burden on earnings.	Core company in defined contribution pension plan business
Space Service LLC.	Secure positive bottom line in the fiscal year ended Sep. 2005.	SPC of SMBC Leasing Company
SBL Partners LLC.	Expected to be in the black in the fiscal year ended Dec. 2005.	SPC of SMBC Leasing Company
Banco Sumitomo Mitsui Brasileiro S.A.	Expected to be in the black in the fiscal year ended Dec. 2005. As a result, operating loss carryforwards are expected to be reduced.	SMBC's subsidiary engaged in lending to multinational companies (including Japanese, global companies) in Brazil.
SMBC MVI SPC	Expected to be in the black in FY05. As a result, operating loss carryforwards are expected to be offset.	SMBC's subsidiary engaged in investment in syndicated loan markets for non-investment grade companies in the U.S.
Sumitomo Finance International plc	Aim at securing positive bottom line in the fiscal year ended Dec. 2006, while expected to be in the red in the fiscal year ended Dec. 2005.	Investment company
SMBC Leasing (Singapore) Pte. Ltd.	Secure positive bottom line in the fiscal year ended Dec. 2005.	Overseas subsidiary of SMBC Leasing Company
SMBC Leasing (Hong Kong) Limited	Secure positive bottom line in the fiscal year ended Dec. 2005.	Overseas subsidiary of SMBC Leasing Company
P.T.EXIM SB Leasing	Concentrate on collecting loans with a view of liquidation of the company	Overseas subsidiary of SMBC Leasing Company

(Table 10) Loans and Bills Discounted [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Balance) (Billions of yen)

		Mar. 31, '05 Actual (A)	Mar. 31, '06 Plan (B)
Domestic	including Impact loans	46,827.8	47,727.8
	excluding Impact loans	46,222.4	47,122.4
Small- and medium-sized enterprises*	including Impact loans	17,296.3	17,046.3
	excluding Impact loans	17,054.4	16,804.4
Loans with guarantee of credit guarantee corporation		1,479.5	1,279.5
Individuals (excluding business loans)		13,647.5	14,347.5
Housing loans		12,363.8	13,063.8
Others		15,884.0	16,334.0
Overseas		3,239.8	3,339.8
Total		50,067.6	51,067.6

* Small and Medium-sized enterprises = Loans to following enterprises excluding subsidiaries and affiliates
-Wholesaling enterprise whose capital is JPY 100 million or less or number of employees is 100 or less
-Services enterprise whose capital is JPY 50 million or less or number of employees is 100 or less
-Retailing and catering enterprise whose capital is JPY 50 million or less or number of employees is 50 or less
-Other enterprise whose capital is JPY 300 million or less or number of employees is 300 or less
-Unincorporated enterprise

(Increase / decrease of balance considering the factors shown below)

(Billions of yen)

		FY04 Actual	FY05 Plan (B)-(A)+(a)
Domestic	including Impact loans	1,966.8	1,500.0
	excluding Impact loans	2,041.6	1,500.0
Small- and medium-sized enterprises	including Impact loans	495.7	50.0
	excluding Impact loans	532.5	50.0

(Decreasing factors to be considered)

(Billions of yen)

	FY05 Plan (a)	Small and medium-sized enterprises
Loan losses		
Direct write-offs*1		
Direct reduction*2		
Sales of loans to RCC*3		
Sales of problem assets to others		
Others*4		
Sales and securitization of loans*5		
Private placement of bonds, etc.*6		
Subsidiaries etc.*7		
Total	600.0	300.0

(Note) "Impact loans" are not included in the table above.

*1 Direct write-offs which are allowed to be tax deductible.

*2 Direct reduction in this fiscal year.

*3 Sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*4 Decrease through other measures of disposing non-performing loans

*5 Mainly sales and securitization of normal loans.

*6 Amount of credits that are virtually equivalent to loans, such as private placement of bonds, etc.

*7 Loans to consolidated subsidiaries and affiliates under equity method which contribute to encouraging smooth provision of credit to small and medium-sized enterprises.

(Table 11) Earnings Outlook (Sumitomo Mitsui Banking Corporation)

Main Scenario (Banking Profit) (Billions of yen)

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
Main Scenario (A)	940.5	950.0	1,050.0	1,140.0	1,245.0

Major Economic Assumptions (%)

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
Real GDP Growth	+1.9	+1.2	+1.8	+2.1	+1.6
3 month TIBOR	0.08	0.08	0.08	0.08	0.08
10 years JGB	1.5	1.3	1.3	1.3	1.3

Fluctuaions from Main Scenario (Billions of yen)

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
Optimistic Scenario (B)		980.0	1,090.0	1,200.0	1,345.0
Change (B)-(A)		+30.0	+40.0	+60.0	+100.0
Pessimistic Scenario (C)		920.0	1,010.0	1,080.0	1,175.0
Change (C)-(A)		(30.0)	(40.0)	(60.0)	(70.0)

(Table 13) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, '04 Actual Non-consolidated	Mar. 31, '04 Actual Consolidated	Mar. 31, '05 Actual Non-consolidated	Mar. 31, '05 Actual Consolidated
Bankrupt and quasi-bankrupt assets	361.6	485.9	448.3	481.0
Doubtful assets	1,202.7	1,409.1	924.4	1,074.2
Substandard loans	1,246.9	1,441.2	451.9	767.8
Sub-total	2,811.2	3,336.2	1,824.6	2,323.0
Normal assets	52,874.4	56,127.5	53,452.6	57,094.8
Total	55,685.6	59,463.7	55,277.2	59,417.8

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporation.

Reserve for Possible Loan Losses

(Billions of yen)

	Mar. 31, '04 Actual Non-consolidated	Mar. 31, '04 Actual Consolidated	Mar. 31, '05 Actual Non-consolidated	Mar. 31, '05 Actual Consolidated
General reserve	769.0	837.7	417.6	633.6
Specific reserve	474.0	577.0	567.6	636.1
Loan loss reserve for specific overseas countries	7.8	7.8	3.9	3.9
Sub-total	1,250.8	1,422.5	989.1	1,273.6
Reserve for possible losses on loans sold to CCPC	-	-	-	-
Total	1,250.8	1,422.5	989.1	1,273.6

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporation.

(Table 14) Risk-Monitored Loans

(Billions of yen, %)

	Mar. 31, '04 Actual Non-consolidated	Mar. 31, '04 Actual Consolidated	Mar. 31, '05 Actual Non-consolidated	Mar. 31, '05 Actual Consolidated
Bankrupt loans (A)	67.2	96.4	46.0	68.3
Non-accrual loans (B)	1,460.8	1,767.9	1,238.0	1,399.0
Past due loans (3 months or more) (C)	47.6	51.5	26.9	29.4
Restructured loans (D)	1,199.3	1,382.2	425.0	730.7
(1) Reduction of the original interest rate	118.9	126.6	54.4	61.4
(2) Forbearance of interest payments	4.4	4.7	0.0	0.3
(3) Loans to supported companies	190.7	190.7	-	-
(4) Forbearance of principal repayments	885.1	1,056.8	363.4	661.0
(5) Others	0.2	3.4	7.2	8.0
Total (E)=(A)+(B)+(C)+(D)	2,774.9	3,298.0	1,735.9	2,227.4
Direct reduction	865.8	1,178.3	1,504.6	1,723.8
Ratio <(E) / Total loans>	5.5%	6.0%	3.5%	4.1%

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporatio

(Table 15) Disposition of Problem Assets

<Sumitomo Mitsui Banking Corporation (Non-consolidated)> (Billions of yen)

	FY03 Actual	FY04 Actual	FY05 Forecast
Credit related costs (A)	1,141.3	1,306.3	
Provision for specific reserve for possible loan losses	276.4	474.1	
Write-off of loans and other related losses (C)	869.2	836.0	
Write-off of loans	501.1	605.8	
Losses on sales of loans to CCPC	0.8	-	
Losses on sales of loans to RCC*1	9.3	0.5	
Losses on bulk sales	292.8	137.5	
Losses on debt forgiveness	65.2	92.2	
Provision for reserve for possible losses from loans sold to CCPC	(0.5)	-	
Provision for reserve for supporting specific borrowers	-	-	
Provision for loan loss reserve for specific overseas countries	(3.8)	(3.8)	
Provision for general reserve for possible loan losses (B)	(337.9)	(351.5)	
Total (A) + (B)	803.4	954.8	300.0

<Reference>

Direct write-off of loans already reserved (D)	1,243.7	443.6	-
Gross direct write-offs (C) + (D)	2,112.9	1,279.6	-

<Sumitomo Mitsui Financial Group (Consolidated)> (Billions of yen)

	FY03 Actual	FY04 Actual	FY05 Forecast
Credit related costs (A)	1,287.8	1,398.0	
Provision for specific reserve for possible loan losses	320.7	493.9	
Write-off of loans and other related losses (C)	971.4	907.9	
Write-off of loans	595.2	667.2	
Losses on sales of loans to CCPC	1.3	-	
Losses on sales of loans to RCC*1	9.4	0.6	
Losses on bulk sales	300.3	147.9	
Losses on debt forgiveness	65.2	92.2	
Provision for reserve for possible losses from loans sold to CCPC	(0.5)	-	
Provision for reserve for supporting specific borrowers	-	-	
Provision for loan loss reserve for specific overseas countries	(3.8)	(3.8)	
Provision for general reserve for possible loan losses (B)	(331.2)	(201.2)	
Total (A) + (B)	956.6	1,196.8	

<Reference>

Direct write-off of loans already reserved (D)	1,367.2	540.9	-
Gross direct write-offs (C) + (D)	2,338.6	1,448.8	-

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

(Table 17) Bankruptcies in FY04

[Sumitomo Mitsui Banking Corporation (Non-consolidated)] (Billions of yen)

Internal grading	Internal grading one year before the bankruptcy		Internal grading six month before the bankruptcy	
	Number of bankruptcies	Outstanding exposure	Number of bankruptcies	Outstanding exposure
1	0	0.0	0	0.0
2	0	0.0	0	0.0
3	1	0.9	1	0.9
4A	1	0.7	0	0.0
4B	1	0.1	1	0.7
4C	9	7.3	8	6.7
5A	16	5.2	13	4.5
5B	22	7.7	16	3.7
5C	34	7.2	33	5.5
6	19	2.2	18	2.7
7	63	32.8	65	23.7
8	26	72.2	36	35.6
9	17	7.2	47	62.9
No grading	100	9.6	71	6.2
Total	309	153.1	309	153.1

(Notes) 1. Bankruptcies with credit amount less than JPY 50 million are excluded.

2. "No grading" includes individuals and companies without financial data.

(Reference) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, '05
Bankrupt and quasi-bankrupt assets	448.3
Doubtful assets	924.4
Substandard loans	451.9
Normal assets	53,452.6
Total	55,277.2

(Table 18) Unrealized Gains (Losses) (as of Mar. 31, '05)

[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

Securities (Billions of yen)

		Outstanding balance	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	Securities*1,*2	516.3	(1.8)	2.1	3.9
	Bond	506.5	(2.3)	1.6	3.9
	Stock	-	-	-	-
	Other	9.8	0.5	0.5	0.0
	Money held in trust*1	-	-	-	-
Subsidiaries, etc.	Securities*1,*2	1,436.7	60.3	60.7	0.4
	Bond	-	-	-	-
	Stock	549.7	60.3	60.7	0.4
	Other	887.0	-	-	-
	Money held in trust*1	-	-	-	-
Other securities	Securities*1,*2	21,802.0	651.4	750.1	98.7
	Bond	15,870.7	7.7	27.3	19.6
	Stock	2,987.2	667.3	708.6	41.3
	Other	2,944.1	(23.6)	14.2	37.8
	Money held in trust*1	3.8	0.2	0.3	0.1

Others (Billions of yen)

	Book value	Market value	Net unrealized gains (losses)	Gains	Losses
Premises used in business*3	312.1	292.4	(19.7)	11.3	31.0
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

*1 Unrealized gains (losses) are calculated as follows:
Securities and Money held in trust with market value: Market prices as of balance sheet date.
However, unrealized gains (losses) of stocks in "Other securities" are based on the average market price during the final month of the fiscal year.

*2 Securities include a following item, which is not categorized as "Securities" in the balance sheet:
Negotiable certificates of deposit included in item "Deposits with banks"

*3 Based on revaluation of land at fair value as of Mar. 31, '98 and Mar. 31, '02 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book value: Book value after the revaluation.
Market value: Market value as of Mar. 31, '05.

(Table 18) Unrealized Gains (Losses) (as of Mar. 31, '05)

[Sumitomo Mitsui Financial Group (Consolidated)]

Securities (Billions of yen)

		Outstanding balance	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	Securities*1,*2	547.2	(1.8)	2.1	3.9
	Bond	507.4	(2.3)	1.6	3.9
	Stock	-	-	-	-
	Other	39.8	0.5	0.5	0.0
	Money held in trust*1	-	-	-	-
Subsidiaries, etc.	Securities*1,*2	396.0	2.5	2.5	-
	Bond	-	-	-	-
	Stock	388.9	2.5	2.5	-
	Other	7.1	-	-	-
	Money held in trust*1	-	-	-	-
Other securities	Securities*1,*2	23,377.4	696.4	801.4	105.0
	Bond	16,859.6	15.0	35.0	20.0
	Stock	3,127.4	705.1	750.5	45.4
	Other	3,390.4	(23.7)	15.9	39.6
	Money held in trust*1	3.8	0.2	0.3	0.1

Others (Billions of yen)

	Book value	Market value	Net unrealized gains (losses)	Gains	Losses
Premises used in business*3	316.2	295.2	(21.0)	11.3	32.3
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

*1 Unrealized gains (losses) are calculated as follows;
Securities and Money held in trust with market value: Market prices as of balance sheet date.
However, unrealized gains (losses) of stocks in "Other securities" are based on the average market price during the final month of the fiscal year.

*2 Securities include a following item, which is not categorized as "Securities" in the balance sheet:
Negotiable certificates of deposit included in item "Deposits with banks"
Claims on loan trust etc. included in item "Commercial papers and other debt purchased"

*3 Based on revaluation of land at fair value as of Mar. 31, '98, Mar. 31, '99 and Mar. 31, '02 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book value: Book value after the revaluation.
Market value: Market value as of Mar. 31, '05.

(Table 19) Off balance sheet transaction

[Sumitomo Mitsui Financial Group (Consolidated)]

(Billions of yen)

	Contract amount or notional amount		Credit risk equivalent amount	
	Mar. 31, '04	Mar. 31, '05	Mar. 31, '04	Mar. 31, '05
Financial futures contracts	201,054.5	126,102.5	-	-
Interest rate swaps	260,592.2	283,342.9	3,534.3	3,625.8
Currency swaps	15,400.0	18,098.4	1,178.7	1,440.2
Foreign exchange forward contracts	32,436.8	40,194.7	889.3	936.1
Interest rate options (buy)	7,373.2	5,635.6	93.5	74.0
Currency options (buy)	2,823.9	2,564.9	172.0	181.8
Other derivative instruments	29,510.8	21,186.5	57.6	134.0
Effect of Master Netting agreements	-	-	(2,942.4)	(3,136.2)
Total	549,191.4	497,125.5	2,983.1	3,255.6

(Note) Figures shown above were computed according to capital adequacy guidelines set by the BIS.

Followings were also added.

- Listed transactions
- Options (sell)
- Transactions for which the original contracts have maturity of 14 days or less

(Table 20) Credit Composition (as of Mar. 31, '05)
[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Billions of yen)

	Counter party with rating equivalent to BBB/Baa or higher	Counter party with rating equivalent to BB/Ba or lower	Others*	Total
Credit risk equivalent	112.7	0.0	9.7	122.4
Credit cost	0.1	0.0	0.2	0.3
Amount of credit risk	0.4	0.0	0.4	0.8

(Note) Tentative calculation for interest rate and foreign currency related derivative transactions with financial institutions located in Tokyo, New York, Hong Kong and Singapore by the Treasury Unit
*Corporations without credit ratings by rating agencies.

File No. 82-4395
Exhibit B1(b)
(English Summary)

Progress Report on the Plan for Strengthening the Financial Base

(Selected tables from the original Japanese report)

August 2005

Sumitomo Mitsui Financial Group, Inc.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Financial Group]

Holding company established in December '02

	FY02 Actual	FY03 Actual	FY04 Plan	FY04 Actual	
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>					(Billions of yen)
Total assets	2,786.2	3,360.6	3,391.2	3,478.4	
Loans and bills discounted	19.0	40.0	40.0	40.0	
Securities	2,717.2	3,250.0	3,246.1	3,368.2	
Total liabilities	131.9	231.9	250.0	332.8	
Total stockholders' equity	3,156.1	3,172.7	3,154.3	3,319.6	
Capital stock	1,247.7	1,247.7	1,247.7	1,352.7	
Capital reserve	1,747.3	1,247.8	1,247.8	1,352.8	
Other capital surplus	-	499.5	499.5	499.5	
Earned surplus reserve	0.5	-	-	-	
Retained earnings*	161.0	178.7	159.7	384.5	
Treasury stock	(0.4)	(1.0)	(0.4)	(269.9)	#1
(Income)					(Billions of yen)
Ordinary profit	119.6	51.2	55.7	253.4	
Dividends on investments in subsidiaries and affiliates	128.3	47.3	52.2	251.7	
Expenses	1.0	3.0	3.5	2.6	
Personnel expenses	0.4	1.7	1.8	1.2	
Non-personnel expenses	0.6	1.3	1.7	1.4	
Extraordinary gains	-	-	-	-	
Extraordinary losses	-	-	-	-	
Income before income taxes	119.6	51.2	55.7	253.4	
Income taxes, current	0.2	0.0	1.7	(0.3)	
Income taxes, deferred	(5.3)	0.7		1.5	
Net income	124.7	50.5	54.0	252.2	
(Dividend)					(Billions of yen, yen, %)
Distributable profit	160.6	677.3	658.8	614.1	
Dividend (including interim dividend)	33.3	46.4	52.2	44.4	
Dividend of common stock	17.4	17.4	23.2	17.6	
Dividend of preferred stock <public funds>	14.5	14.5	14.5	12.7	
Dividend of preferred stock <others>	1.4	14.5	14.5	14.1	
Dividend per share (common stock) (yen)	3,000	3,000	4,000	3,000	
Dividend per share (Type 1 preferred stock) (yen)	10,500	10,500	10,500	10,500	
Dividend per share (Type 2 preferred stock) (yen)	28,500	28,500	28,500	28,500	
Dividend per share (Type 3 preferred stock) (yen)	13,700	13,700	13,700	13,700	
Dividend per share (Type 4 preferred stock 1st to 12th Series) (yen)	19,500	135,000	135,000	135,000	
Dividend per share (Type 4 preferred stock 13th Series) (yen)	3,750	67,500	67,500	67,500	
Dividend per share (Type 6 preferred stock 1st Series) (yen)	-	-	-	728	
Dividend rate (preferred stock <public funds>)	1.11	1.11	1.11	1.15	
Dividend rate (preferred stock <others>)	0.28	2.93	2.93	2.96	
Payout ratio	15.99	80.97	92.80	7.81	
(Financial indicators)					(%)
ROE (Net income / Stockholders' equity <average balance>)	4.69	1.59	1.70	7.77	
ROA (Net income / Total assets <average balance>)	4.47	1.50	1.59	7.25	

*Retained earnings excluding Earned surplus reserve.

(Table 1-1) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

	FY02 Actual*1	FY03 Actual	FY04 Plan	FY04 Actual	
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>				(Billions of yen)	
Total assets	98,922.7	94,506.6	91,300.0	96,029.8	
Loans and bills discounted	59,391.4	54,244.9	55,700.0	50,808.9	
Securities	23,130.4	23,815.1	20,100.0	23,703.0	
Trading assets	1,185.6	2,993.7	1,200.0	5,128.8	
Deferred tax assets <term-end balance>	1,814.6	1,590.5	1,640.0	1,502.2	
Total liabilities	95,396.2	92,362.4	89,000.0	93,844.9	
Deposits, NCD	64,576.5	62,553.4	58,900.0	65,227.6	
Bonds	-	-	-	-	
Trading liabilities	242.4	1,842.5	200.0	4,006.4	
Deferred tax liabilities <term-end balance>	-	-	-	-	
Deferred tax liabilities for Land revaluation <term-end balance>	57.9	55.5	53.6	90.0	
Total stockholders' equity	2,279.2	2,870.9	2,496.4	2,752.7	
Capital stock	560.0	560.0	560.0	665.0	
Capital reserve	879.7	879.7	879.7	1,009.9	
Other capital surplus	357.6	357.6	357.6	357.6	
Earned surplus reserve	-	-	-	-	
Retained earnings*2	414.5	676.1	672.4	291.3	#1
Land revaluation excess	85.3	81.1	78.8	42.3	
Net unrealized gains (losses) on other securities	(17.9)	316.4	(52.1)	386.6	#2
Treasury stock	-	-	-	-	
(Income)				(Billions of yen)	
Gross banking profit	1,760.6	1,584.1	1,600.0	1,522.9	
Interest income	1,647.1	1,392.3	1,840.0	1,318.7	
Interest expenses	423.8	305.3	680.0	346.2	
Net fees and commissions	194.7	226.9	260.0	300.7	
Net trading income	196.0	280.7	170.0	131.6	#3
Net other operating income (loss)	146.6	(10.5)	10.0	118.1	
Gains (losses) on bonds	135.7	22.7	0.0	(21.6)	
Banking profit (before provision for general reserve for possible loan losses)	1,113.6	1,000.1	1,000.0	940.5	
Banking profit	875.5	1,000.1	1,000.0	1,292.0	
Provision for general reserve for possible loan losses	238.1	-	0.0	(351.5)	
Expenses	647.0	584.0	600.0	582.4	
Personnel expenses	253.9	221.3	234.0	204.1	
Non-personnel expenses	357.7	332.2	333.0	341.5	
Credit related costs*3	836.4	869.2	450.0	1,306.3	#4
Gains (losses) on stocks	(635.7)	103.9	0.0	(118.7)	#5
Losses on devaluation of stocks	527.5	10.7		227.6	
Ordinary profit (loss)	(597.2)	185.1	480.0	(71.7)	#6
Extraordinary gains*3	6.0	166.8	(30.0)	1.6	
Extraordinary losses	79.8	33.1		30.0	
Income taxes, current	40.3	12.7	200.0	(1.8)	#7
Income taxes, deferred	(233.0)	5.0		38.5	
Net income (loss)	(478.3)	301.1	250.0	(136.8)	#8
(Dividend)				(Billions of yen, yen, %)	
Distributable profit	629.5	793.0	853.1	442.4	#9
Dividend (including interim dividend)					
Dividend of common stock					
Dividend of preferred stock <public funds>					
Dividend of preferred stock <others>					
Dividend per share (common stock) (yen)					
Dividend rate (preferred stock <public funds>)					
Dividend rate (preferred stock <others>)					
Payout ratio					

	FY02 Actual*1	FY03 Actual	FY04 Plan	FY04 Actual	
(Financial indicator)					(%)
Yield on interest earning assets (A)	1.86	1.71	2.25	1.66	
Interest earned on loans (B)	1.84	1.79	2.30	1.85	
Interest earned on securities	1.11	1.04	1.33	1.10	
Total cost of funding (including expenses) (C)	1.22	1.07	1.37	1.12	
Interest paid on deposits (including NCD) (D)	0.23	0.14	0.34	0.16	
Expense ratio (E)	0.99	0.93	1.01	0.89	
Personnel expense ratio	0.39	0.35	0.39	0.31	
Non-personnel expense ratio	0.55	0.52	0.56	0.52	
Overall interest spread (A) - (C)	0.64	0.64	0.88	0.53	
Interest spread (B) - (D) - (E)	0.61	0.72	0.95	0.79	
Non-interest income ratio	11.05	14.32	16.25	19.74	
OHR (Expenses / Gross banking profit)	36.74	36.86	37.50	38.24	
ROE (Banking profit*4 / Stockholders' equity <average balance>)	40.52	38.83	41.71	33.44	
ROA*5	1.12	1.12	1.15	1.04	
Modified core banking profit ROA*6	1.03	1.08		1.03	

*1 Figures for income and average balance include those for the former Sumitomo Mitsui Banking Corporation before merger. (From April 1, '02 to March 16, '03).

*2 Figures are combined figures for Voluntary reserves and Unappropriated retained earnings.

*3 For FY03, Extraordinary gains include JPY 65.8 billion of Reversal of loan loss reserves and Reversal of reserve for losses on loans sold.
Accordingly, Total credit cost for FY03 (Credit related costs + Reversal of loan loss reserves + Reversal of reserve for losses on loans sold) was JPY 803.4 billion.

*4 Before provision for general reserve for possible loan losses.

*5 FY02: Banking profit (before provision for general reserve for possible loan losses) / Total assets <average balance>
FY03 and after: Banking profit (before provision for general reserve for possible loan losses) / (Total assets - Customers' liabilities for acceptances and guarantees) <average balance>

*6 [Banking profit (before provision for general reserve for possible loan losses) - Gains (losses) on bonds - Dividend income from subsidiaries, etc.] / (Total assets - Customers' liabilities for acceptances and guarantees) <average balance>

(Reference) Trend and Plan of Income [Sumitomo Mitsui Banking Corporation + Sumitomo Mitsui Card Company, Ltd. + SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd.]

	FY02 Actual	FY03 Actual	FY04 Plan	FY04 Actual	
(Scale)<Average balance for Assets and Liabilities, term-end balance for Stockholders' equity>				(Billions of yen)	
Total assets	101,326.1	96,902.8	93,860.0	98,520.0	
Total liabilities	97,528.0	94,488.6	91,280.0	96,040.2	
Total stockholders' equity	2,541.7	3,148.5	2,787.0	3,065.0	
Capital stock	662.6	662.6	662.6	767.6	
Capital reserve	961.2	961.2	961.2	1,091.4	
Other capital surplus	413.8	399.0	398.9	399.0	
Earned surplus reserve	1.0	1.0	1.0	1.0	
Retained earnings*1	436.6	718.2	739.1	364.7	
Land revaluation excess	85.3	81.1	78.8	42.3	
Net unrealized gains (losses) on other securities	(18.8)	325.3	(54.6)	399.0	
Treasury stock	-	-	-	-	
(Income)				(Billions of yen)	
Total net business profits*2	1,157.8	1,049.6	1,058.0	998.0	
Ordinary profit (loss)	(563.7)	225.9	531.0	(22.1)	
Extraordinary gains (losses)	(66.3)	134.4	(30.0)	(23.2)	
Income taxes, current Income taxes, deferred	(176.7)	36.2	222.0	57.8	
Net income (loss)	(453.3)	324.2	279.0	(103.1)	
(Dividend)				(Billions of yen, %)	
Distributable profit <including the holding company>	866.8	1,553.8	1,617.6	1,171.4	
Payout ratio (for Common stock of the holding company)	-	5.89	9.28	-	
(Financial indicator)					(%)
ROE (Total net business profits / Stockholders' equity <average balance>)	45.55	36.74	39.54	32.12	
ROA (Total net business profits / Total assets <average balance>)	1.14	1.08	1.12	1.01	

*1 Retained earnings excluding Earned surplus reserve.

*2 Figures are combined figures for Banking profit of Sumitomo Mitsui Banking Corporation and Operating profit of other three companies.

(Reference) Retained Earnings [Sumitomo Mitsui Financial Group, Inc. + Sumitomo Mitsui Banking Corporation + Sumitomo Mitsui Card Company, Ltd. + SMBC Leasing Company, Ltd. + The Japan Research Institute, Ltd

(Billions of yen)

	FY03 Actual	FY04 Plan	FY04 Actual	
Retained earnings*	1,796.4	1,798.3	1,648.8	
Other capital surplus	898.5	898.5	898.5	

* Sum of Retained earnings of Sumitomo Mitsui Financial Group, Inc., Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Card Company, Ltd., SMBC Leasing Company, Ltd., and The Japan Research Institute, Ltd.

(Table 1-2) Trend of Income [Sumitomo Mitsui Financial Group (Consolidated)]

	FY03 Actual	FY04 Actual
(Scale)<term-end balance>		(Billions of yen)
Total assets	102,215.2	99,731.9
Loans and bills discounted	55,382.8	54,799.8
Securities	27,049.9	24,233.7
Trading assets	3,306.8	3,769.1
Deferred tax assets	1,706.6	1,598.2
Total liabilities	98,150.5	95,934.9
Deposits, NCD	68,852.9	71,188.1
Bonds	-	-
Trading liabilities	1,873.2	2,110.5
Deferred tax liabilities	40.2	45.3
Deferred tax liabilities for land revaluation	56.4	91.0
Minority interests	993.7	1,021.2
Total stockholders' equity	3,070.9	2,775.7
Capital stock	1,247.7	1,352.7
Capital surplus	865.3	974.3
Retained earnings	611.2	330.0
Land revaluation excess	96.5	57.9
Net unrealized gains (losses) on other securities	325.0	410.7
Foreign currency translation adjustments	(71.8)	(79.9)
Treasury stock	(3.0)	(269.9)

(Income)		(Billions of yen)
Ordinary income	3,552.5	3,580.8
Interest income	1,591.3	1,521.7
Fees and commissions	501.4	598.7
Trading profits	305.0	144.6
Other operating income	946.5	1,058.3
Other income	208.3	257.5
Ordinary expenses	3,209.7	3,611.1
Interest expenses	310.3	350.4
Fees and commissions	76.9	80.0
Trading losses	0.9	0.2
Other operating expenses	886.6	867.7
General and administrative expenses	866.5	852.7
Other expenses	1,068.4	1,460.1
Write-off of loans	660.4	759.4
Transfer to reserve for possible loan losses	-	288.9
Transfer to general reserve for possible loan losses	-	(201.2)
Transfer to specific reserve for possible loan losses	-	493.9
Ordinary profit	342.8	(30.3)
Extraordinary gains*	117.0	9.1
Extraordinary losses	55.0	87.3
Income before income taxes	404.9	(108.5)
Income taxes, current	24.3	21.8
Income taxes, deferred	8.6	52.9
Minority interests in net income	41.6	51.0
Net income	330.4	(234.2)

* For FY03, Extraordinary gains include JPY 14.8 billion of Reversal of loan loss reserves and Reversal of reserve for losses on loans sold

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Financial Group (Consolidated)> (Billions of yen)

	FY02 Actual	FY03 Actual	FY04 Plan	FY04 Actual	
Capital stock	1,247.7	1,247.7	1,247.7	1,352.7	
Noncumulative perpetual preferred stock	-	-	-	-	
Capital surplus	856.2	865.3	858.4	974.3	
Retained earnings*2	278.4	564.8	651.3	285.6	#1
Minority interests in consolidated subsidiaries	996.9	990.4	1,017.2	1,012.9	
Preferred securities	840.1	814.0	839.8	816.9	
Net unrealized losses on other securities	(24.2)	-	(58.4)	-	#2
Treasury stock	(15.2)	(3.0)	0.0	(269.9)	
Foreign currency translation adjustments	(53.5)	(71.8)	(53.5)	(79.9)	
Goodwill	(0.3)	(0.1)	(0.3)	(0.1)	
Consolidated adjustment account	(30.0)	(21.7)	(17.8)	(13.4)	
Others	-	-	-	-	
Total Tier I	3,255.9	3,571.6	3,644.6	3,262.3	
<Tax effect>	<1,912.2>	<1,666.4>	<1,720.0>	<1,552.9>	
Unrealized gains on securities	-	249.4	-	317.1	#2
Land revaluation excess	71.7	68.5	66.8	67.1	
General reserve for possible loan losses	739.6	740.1	731.3	633.5	
Perpetual subordinated liabilities	569.1	755.6	601.4	880.0	
Others	-	-	-	-	
Total upper Tier II	1,380.4	1,813.6	1,399.5	1,897.6	
Dated subordinated liabilities, preferred stock	1,581.3	1,603.0	1,563.5	1,657.3	
Others	-	-	-	-	
Total lower Tier II	1,581.3	1,603.0	1,563.5	1,657.3	
Total Tier II	2,961.6	3,416.5	2,962.9	3,555.0	
<Amounts counted as qualifying capital>	<2,961.6>	<3,416.5>	<2,962.9>	<3,262.3>	
Tier III	-	-	-	-	
Deductions	(238.6)	(250.8)	(260.7)	(504.4)	
Total capital	5,978.9	6,737.4	6,346.8	6,020.1	

(Billions of yen)

Risk-adjusted assets	59,166.9	59,204.1	58,500.0	60,552.6	
On-balance-sheet items	55,417.7	54,649.9	54,700.0	54,897.9	
Off-balance-sheet items	3,525.4	4,283.3	3,550.0	5,300.9	
Others*3	223.8	270.8	250.0	353.9	

(%)

Capital ratio	10.10	11.37	10.84	9.94	
Tier I ratio	5.50	6.03	6.23	5.38	

*1 Assumptions on yen / dollar exchange rate for FY04: $1=120.00 yen.

*2 Expected outflows are excluded from the stated figures.

*3 Obtained by dividing amounts equivalent to market risk by 8%.

(Table 2) Capital Ratio (BIS Guidelines)

<Sumitomo Mitsui Banking Corporation (Non-consolidated)> (Billions of yen)

	FY02 Actual	FY03 Actual	FY04 Plan	FY04 Actual	
Capital stock	560.0	560.0	560.0	665.0	
Noncumulative perpetual preferred stock	-	-	-	-	
Capital reserve	879.7	879.7	879.7	1,009.9	
Other capital surplus	357.6	357.6	357.6	357.6	
Earned surplus reserve	-	-	-	-	
Voluntary reserves*2	221.5	221.5	221.5	221.5	
Profit brought forward to next year*3	191.5	253.1	449.4	68.5	#1
Others*4	738.9	764.5	813.5	784.3	
Preferred securities	732.8	759.1	807.4	776.7	
Net unrealized losses on other securities	(17.9)	-	(52.1)	-	#2
Treasury stock	-	-	-	-	
Goodwill	-	-	-	-	
Total Tier I	2,931.4	3,036.4	3,229.6	3,106.8	
<Tax effect>	<1,814.6>	<1,590.5>	<1,640.0>	<1,502.2>	
Unrealized gains on securities	-	239.8	-	293.0	#2
Land revaluation excess	64.4	61.5	59.5	59.6	
General reserve for possible loan losses	672.6	661.7	660.0	417.6	
Perpetual subordinated liabilities	569.1	755.6	601.4	880.0	
Others	-	-	-	-	
Total upper Tier II	1,306.1	1,718.7	1,320.9	1,650.1	
Dated subordinated liabilities, preferred stock	1,557.6	1,565.6	1,544.7	1,618.3	
Others	-	-	-	-	
Total lower Tier II	1,557.6	1,565.6	1,544.7	1,618.3	
Total Tier II	2,863.7	3,284.2	2,865.6	3,268.4	
<Amounts counted as qualifying capital>	<2,771.8>	<3,036.4>	<2,865.6>	<3,106.8>	
Tier III	-	-	-	-	
Deductions	(55.4)	(55.7)	(55.4)	(95.6)	
Total capital	5,647.8	6,017.2	6,039.8	6,118.0	

(Billions of yen)

Risk-adjusted assets	53,807.1	52,939.7	52,800.0	54,034.5	
On-balance-sheet items	50,297.7	48,816.7	49,300.0	48,910.7	
Off-balance-sheet items	3,322.5	3,925.4	3,300.0	4,818.9	
Others*5	187.0	197.6	200.0	304.9	

(%)

Capital ratio	10.49	11.36	11.43	11.32	
Tier I ratio	5.44	5.73	6.11	5.74	

*1 Assumptions on yen / dollar exchange rate for FY04: $1=120.00 yen.

*2 Figures are those excluding profits to be appropriated.

*3 Figures are Unappropriated retained earnings minus expected outflows.

*4 Amounts of Minority interests in consolidated subsidiaries and Foreign currency translation adjustments.

*5 Obtained by dividing amounts equivalent to market risk by 8%.

(Table 5) Earnings by Business Unit

<Sumitomo Mitsui Banking Corporation (Non-consolidated)>

(Billions of yen)

	FY03 Actual	FY04 Actual
Net interest income	277.8	271.5
Fees and commissions + Foreign exchange	55.9	86.0
Consumer Banking Unit	333.7	357.5
Net interest income	322.4	323.6
Fees and commissions + Foreign exchange	281.8	330.6
Middle Market Banking Unit	604.2	654.2
Net interest income	104.3	97.0
Fees and commissions + Foreign exchange	70.9	89.8
Corporate Banking Unit	175.2	186.8
Marketing business	88.8	82.0
Treasury business	1.7	1.6
International Banking Unit	92.7	84.4
Net interest income	10.2	10.5
Fees and commissions + Foreign exchange	0.6	1.4
Community Banking Unit	10.8	11.9
Treasury Unit	375.8	222.8
Headquarters	(8.3)	5.3
Gross banking profit	1,584.1	1,522.9
Expenses	(584.0)	(582.4)
Banking profit (before provision for general reserve for possible loan losses)	1,000.1	940.5

(Table 6) Restructuring Plan [Sumitomo Mitsui Financial Group + Sumitomo Mitsui Banking Corporation]

	Mar. 31, '03 Actual	Mar. 31, '04 Actual	Mar. 31, '05 Plan	Mar. 31, '05 Actual	
(Number of employees and directors)					
Directors	24	24	28	25	
Board of directors*1	17(2)	17(2)	21(2)	18(2)	
Corporate auditors*1	7(3)	7(3)	7(3)	7(3)	
Employees*2	24,024	22,348	21,300	21,020	

*1 Figures in the brackets indicate the number of those who are not full-time attendants.

*2 Registered employees, excluding executive officers, contract employees and temporary recruited.

(Number of offices)

Domestic branches*1	437	435	435	425	
Overseas branches*2	20	20	19	17	
(Reference) Overseas subsidiaries*3	26	25	26	27	#1

*1 Excluding sub-branches, agencies, specialized branches for receiving money transfers, specialized branches for controlling ATMs in convenience stores and International Business Operations Department.

*2 Excluding sub-branches and representative offices.

*3 Excluding overseas subsidiaries with ownership of 50% or less.

	FY02 Actual	FY03 Actual	FY04 Plan	FY04 Actual	
(Personnel expenses)					
Personnel expenses (Millions of yen)	254,346	222,969	235,800	205,305	
Salary and remuneration (Millions of yen)	205,602	172,562	181,000	165,878	
Average monthly salary (Thousands of yen)	508	496	502	494	

(Note) Average age of the employees is 39.0 years (as of March 31, '05)

(Remuneration and bonus of directors) (Millions of yen)

Remuneration and bonus of directors*1	763	512	760	552	
Remuneration	763	512	760	552	
Bonus	0	0	0	0	
Average remuneration and bonus of full-time directors	(*2) 27	25	31	25	
Average retirement allowances of directors	63	(*2) 43	87	33	

*1 Sum of those included in personnel expenses and profit appropriation, including rewards as executive officers in case concurrently appointed.

*2 Excluding those of former Wakashio Bank.

(Non-personnel expenses) (Millions of yen)

Non-personnel expenses*1	355,248	328,764	329,800	339,149	
System related cost*2	90,486	76,929	82,800	79,536	
Other than system related cost	264,762	251,835	247,000	259,613	#2

*1 Excluding fees for management guidance from subsidiaries to parent.

*2 Including leasing expenses and other related costs.

(Personnel expenses + Non-personnel expenses) (Millions of yen)

Personnel expenses + Non-personnel expenses	609,594	551,733	565,600	544,454	

(Table 7) Domestic Subsidiaries and Affiliates (*1)

(Billions of yen)

Company Name	Main Business	Latest Fiscal Term	Total Asset	(*2) Total Borrowing	(*3,*4) SMFG, SMBC portion	Stockholder's Equity	(*4) SMFG, SMBC portion	Operating Profit	Net Income	(*5) Consolidated / Equity Method
[Sumitomo Mitsui Financial Group]										
Sumitomo Mitsui Card Company, Limited	Credit card services	Mar. '05	855.9	257.5	19.0	120.7	155.7	30.4	18.6	Consolidated
SMBC Leasing Company, Limited	Leasing	Mar. '05	1,766.4	1,278.1	119.4	159.3	143.4	21.8	12.5	Consolidated
The Japan Research Institute, Limited	System engineering, data processing management consulting, and economic research	Mar. '05	79.5	17.9	11.4	32.3	20.0	6.3	2.6	Consolidated
SMFG Corporate Recovery Servicer Co., Ltd.	Corporate recovery consulting and servicer	Mar. '05	0.8	-	-	0.8	0.4	0.1	0.1	Consolidated
Daiwa Securities SMBC Co. Ltd.	Securities and derivatives	Mar. '05	9,039.2	5,118.7	262.2	420.4	163.2	73.8	46.5	Equity Method
Daiwa SB Investments Ltd.	Investment advisory and investment trust management	Mar. '05	17.7	-	-	9.9	8.0	2.4	1.4	Equity Method
[Sumitomo Mitsui Banking Corporation]										
THE MINATO BANK, LTD.	Commercial banking	Mar. '05	2,720.9	58.9	37.0	87.8	4.8	8.1	3.3	Consolidated
Kansai Urban Banking Corporation	Commercial banking	Mar. '05	2,418.6	172.9	23.1	72.0	37.1	9.7	6.1	Consolidated
The Kangin Lease Company, Limited	Leasing	Mar. '05	31.4	25.0	15.2	4.2	-	0.8	0.6	Consolidated
The Japan Net Bank, Limited	Commercial banking via Internet	Mar. '05	348.5	130.1	-	8.6	11.4	1.2	1.1	Consolidated
SMBC Guarantee Co., Ltd.	Credit guarantee	Mar. '05	8,703.2	-	-	114.9	-	(156.8)	(157.9)	Consolidated
SAKURA CARD CO., Ltd.	Credit card services	Mar. '05	194.9	37.2	18.1	16.9	12.2	1.8	1.1	Consolidated
SMBC Capital Co., Ltd.	Venture capital	Mar. '05	16.8	10.1	10.1	5.3	1.7	3.2	1.7	Consolidated
SMBC Consulting Co., Ltd.	Management consulting and information service	Mar. '05	4.5	-	-	2.8	1.8	0.9	0.4	Consolidated
SMBC Finance Service Co., Ltd.	Factoring, loans and collecting agent	Mar. '05	610.8	281.4	273.7	72.4	-	7.9	5.9	Consolidated
SMBC Mortgage Co., Ltd.	Loans	Mar. '05	81.7	124.1	124.1	(45.2)	0.0	(11.9)	(59.3)	Consolidated
Financial Link Company, Limited	Data processing service and consulting	Mar. '05	0.1	-	-	0.1	-	0.1	0.1	Consolidated
SMBC Friend Securities Co., Ltd.	Securities	Mar. '05	207.4	-	-	124.7	41.9	18.3	13.2	Consolidated
Sakura KCS Corporation	System engineering and data processing	Mar. '05	18.8	0.2	0.2	13.0	1.8	0.7	0.5	Consolidated
Sakura Information Systems Co., Ltd.	System engineering and data processing	Mar. '05	13.0	1.2	1.2	7.1	2.2	1.1	(0.6)	Consolidated
Global Factoring Co., Ltd.	Factoring	Mar. '05	392.2	280.7	280.7	0.0	-	0.0	0.0	Consolidated
Promise Co., Ltd.	Consumer finance	Mar. '05	1,653.1	822.0	21.4	774.5	154.3	118.2	68.2	Equity Method
At-Loan Co., Ltd.	Consumer loans	Mar. '05	120.7	79.0	79.0	22.2	26.3	0.4	0.5	Equity Method
Sumitomo Mitsui Asset Management Company, Limited	Investment advisory and investment trust management	Mar. '05	26.9	-	-	15.1	3.4	3.0	2.5	Equity Method
Japan Pension Navigator Co., Ltd.	Operational management of defined contribution pension plans	Mar. '05	1.5	-	-	1.3	0.4	(0.4)	(0.4)	Equity Method
QUOQ Inc.	Shopping credit and credit card business	Mar. '05	916.1	482.2	100.5	40.7	2.9	2.6	1.4	Equity Method
[SMBC Leasing Company, Limited]										
SMBC Auto Leasing Company, Limited	Leasing	Mar. '05	223.3	166.0	12.7	12.8	-	3.5	1.5	Consolidated
Mazda Auto Leasing Company, Limited	Leasing	Mar. '05	14.5	11.0	2.0	2.0	-	0.8	0.4	Consolidated
Space Service LLC.	Leasing	Mar. '05	5.3	4.2	2.8	0.0	-	0.0	0.0	Consolidated
SBL Partners LLC.	Factoring	Dec. '04	15.3	14.6	14.6	0.0	-	0.0	(0.0)	Consolidated
The San-in General Lease Company Limited	Leasing	Mar. '05	46.9	32.3	2.3	5.4	0.2	1.0	0.6	Equity Method
Miegin General Leasing Co.Ltd.	Leasing	Mar. '05	12.4	9.9	0.7	1.6	0.1	0.2	0.1	Equity Method
[Daiwa Securities SMBC Co. Ltd.]										
Daiwa Securities SMBC Principal Investments Co. Ltd.	Investments	Mar. '05	108.3	82.1	5.0	18.1	-	9.4	5.5	Equity Method

(Table 7) Overseas Subsidiaries and Affiliates (*1)

(Millions of local currency, except Indonesia (in Billions))

Company Name	Main Business	Currency	Latest Fiscal Term	Total Asset	(*2) Total Borrowing	(*3,*4) SMFG, SMBC portion	Stockholder's Equity	(*4) SMFG, SMBC portion	Operating Profit	Net Income	(*5) Consolidated / Equity Method
[Sumitomo Mitsui Banking Corporation]											
Sumitomo Mitsui Banking Corporation Europe Limited	Commercial banking	US$	Mar. '05	14,298	36	4,251	1,762	1,700	40	49	Consolidated
Manufacturers Bank	Commercial banking	US$	Dec. '04	1,534	47	1	211	283	17	15	Consolidated
Sumitomo Mitsui Banking Corporation of Canada	Commercial banking	CAN$	Jan. '05	1,182	46	46	159	122	5	4	Consolidated
Banco Sumitomo Mitsui Brasileiro S.A.	Commercial banking	R$	Dec. '04	970	330	261	304	302	(7)	(9)	Consolidated
PT Bank Sumitomo Mitsui Indonesia	Commercial banking	RPIAH	Dec. '04	5,270	709	2,104	1,167	982	133	94	Consolidated
SMBC Leasing and Finance, Inc.	Leasing	US$	Dec. '04	1,481	212	297	742	690	53	24	Consolidated
SMBC Capital Markets, Inc.	Investment and derivatives	US$	Dec. '04	5,368	496	2,086	962	609	31	29	Consolidated
SMBC Capital Markets Limited	Investment and derivatives	US$	Dec. '04	1,195	68	-	345	300	6	5	Consolidated
Sumitomo Mitsui Finance Australia Limited	Investments	A$	Dec. '04	2,643	2,045	2,361	177	159	20	13	Consolidated
SMBC Securities, Inc.	Securities	US$	Dec. '04	172	125	25	44	40	4	2	Consolidated
SMBC MVI SPC	Investments	US$	Mar. '05	152	122	122	29	30	(1)	(1)	Consolidated
Sakura Capital Funding (Cayman) Limited	Finance	US$	Dec. '04	99	98	93	0	0	0	0	Consolidated
Sakura Finance (Cayman) Limited	Finance	US$	Dec. '04	1,577	1,571	1,127	0	0	0	0	Consolidated
Sumitomo Finance International plc	Investments	STG	Dec. '04	245	8	8	116	200	(11)	(11)	Consolidated
SMBC International Finance N.V.	Finance	US$	Dec. '04	3,337	3,297	2,755	1	0	0	0	Consolidated
BSL Leasing Co., Ltd.	Leasing	TBAH	Dec. '04	2,665	2,086	163	222	6	31	23	Equity Method
SBCS Company Limited	Investments and consulting	TBAH	Dec. '04	455	180	180	272	14	24	21	Equity Method
[SMBC Leasing Company, Limited]											
SMBC Leasing (Singapore) Pte. Ltd.	Leasing	S$	Dec. '04	204	177	148	4	-	1	1	Consolidated
SMBC Leasing (Hong Kong) Limited	Leasing	HK$	Dec. '04	578	471	348	54	-	3	3	Consolidated
SMBC Leasing (Thailand) Co., Ltd.	Leasing	TBAH	Dec. '04	3,000	2,126	1,995	231	-	52	36	Consolidated
SMBC Leasing (Malaysia) Sdn. Bhd.	Leasing	RM	Dec. '04	143	122	134	7	-	1	1	Consolidated
P.T. EXIM SB Leasing	Leasing	RPIAH	Dec. '04	170	222	149	(148)	0	(19)	(19)	Consolidated

(*1) Only the subsidiaries and affiliates which borrowed over one hundred million yen from Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation are indicated in the table.
Financial data of foreign subsidiaries and affiliates are denoted by local currency (in millions, except Indonesia (in billions)).
(*2) Including bonds and commercial papers.
(*3) Including guarantees.
(*4) Combined figures of Sumitomo Mitsui Financial Group (SMFG) and Sumitomo Mitsui Banking Corporation (SMBC).
(*5) Based on Sumitomo Mitsui Financial Group's consolidated financial results.
(*6) For the companies reporting Operating losses, Net losses or Retained losses, projection of income and position in the group strategy of SMFG and SMBC are described in the next page.
(*7) <Scope of consolidation>
-From this fiscal year, twenty-one companies including SMBC Finance Business Planning Co., Ltd. were newly consolidated due to establishment and other reasons.
-From this fiscal year, At-Loan Co., Ltd. was excluded from the scope of consolidation and treated as an affiliated company accounted for by the equity method because it became a subsidiary of Promise Co., Ltd.
-From this fiscal year, five companies including former Minato Card Co., Ltd. were excluded from the scope of consolidation because they were no longer subsidiaries due to merger.
-From this fiscal year, thirteen companies including SMLC Indus Co., Ltd. became unconsolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.
-From this fiscal year, eight companies including Promise Co., Ltd. newly became affiliated companies accounted for by the equity method due to acquirement of shares.
-From this fiscal year, three companies including Sony Bank Incorporated were excluded from the scope of affiliated companies due to decrease in ratio of voting share ownership and other reasons.

Details of (*6)

Company name	Earnings projections	Strategic position within the Group
The Japan Net Bank, Limited	Secure positive bottom line in FY05.	Internet specialized bank
SMBC Guarantee Co., Ltd.	Sumigin Guarantee Company, Limited became a wholly-owned subsidiary of SMBC Guarantee Co., Ltd. in Mar. 2002. Expected to be in the black on consolidated basis in FY05.	SMBC's housing loan guarantee subsidiary
SMBC Finance Service Co., Ltd.	Secure positive bottom line in FY05.	Subsidiary to provide finance, factoring and collecting services
SMBC Mortgage Co., Ltd.	Dissolved in Jun. 2005.	Finance subsidiary
Financial Link Company, Limited	Operating loss carryforwards are expected to be offset in FY06 as originally planned.	Strategic subsidiary that coordinates financial services such as outsourcing of settlement operations and fund administration with SMBC and group companies
Sakura Information System Co., Ltd.	Expected to be in the black in FY05.	System engineering and data processing business
Japan Pension Navigator Co., Ltd.	Financial condition is recovering thanks to rapid growth in the defined contribution pension plan market, but expected to remain in the red because depreciation of initial systems investment will be a burden on earnings.	Core company in defined contribution pension plan business
Space Service LLC.	Secure positive bottom line in the fiscal year ended Sep. 2005.	SPC of SMBC Leasing Company
SBL Partners LLC.	Expected to be in the black in the fiscal year ended Dec. 2005.	SPC of SMBC Leasing Company
Banco Sumitomo Mitsui Brasileiro S.A.	Expected to be in the black in the fiscal year ended Dec. 2005. As a result, operating loss carryforwards are expected to be reduced.	SMBC's subsidiary engaged in lending to multinational companies (including Japanese, global companies) in Brazil.
SMBC MVI SPC	Expected to be in the black in FY05. As a result, operating loss carryforwards are expected to be offset.	SMBC's subsidiary engaged in investment in syndicated loan markets for non-investment grade companies in the U.S.
Sumitomo Finance International plc	Aim at securing positive bottom line in the fiscal year ended Dec. 2006, while expected to be in the red in the fiscal year ended Dec. 2005.	Investment company
SMBC Leasing (Singapore) Pte. Ltd.	Secure positive bottom line in the fiscal year ended Dec. 2005.	Overseas subsidiary of SMBC Leasing Company
SMBC Leasing (Hong Kong) Limited	Secure positive bottom line in the fiscal year ended Dec. 2005.	Overseas subsidiary of SMBC Leasing Company
P.T.EXIM SB Leasing	Concentrate on collecting loans with a view of liquidation of the company.	Overseas subsidiary of SMBC Leasing Company

(Table 10) Loans and Bills Discounted [Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Balance) (Billions of yen)

		Mar. 31, '04 Actual (A)	Mar. 31, '05 Plan (B)	Mar. 31, '05 Actual (C)	
Domestic	including Impact loans	48,182.6	48,282.6	46,827.8	
	excluding Impact loans	47,502.4	47,602.4	46,222.4	
Small- and medium-sized enterprises*	including Impact loans	18,954.4	18,574.4	17,296.3	
	excluding Impact loans	18,675.7	18,295.7	17,054.4	
Loans with guarantee of credit guarantee corporation		1,718.1	1,518.1	1,479.5	
Individuals (excluding business loans)		13,130.8	13,930.8	13,647.5	
Housing loans		11,716.3	12,516.3	12,363.8	
Others		16,097.4	15,777.4	15,884.0	
Overseas		2,627.5	2,627.5	3,239.8	
Total		50,810.1	50,910.1	50,067.6	

* Small and Medium-sized enterprises = Loans to following enterprises excluding subsidiaries and affiliates
- -Wholesaling enterprise whose capital is JPY 100 million or less or number of employees is 100 or less
- -Services enterprise whose capital is JPY 50 million or less or number of employees is 100 or less
- -Retailing and catering enterprise whose capital is JPY 50 million or less or number of employees is 50 or less
- -Other enterprise whose capital is JPY 300 million or less or number of employees is 300 or less
- -Unincorporated enterprise

(Increase / decrease of balance considering the factors shown below)

(Billions of yen)

		FY04 Plan (B)-(A)+(a)	FY04 Actual (C)-(A)+(b)	
Domestic	including Impact loans	900.0	1,966.8	
	excluding Impact loans	900.0	2,041.6	
Small- and medium-sized enterprises	including Impact loans	70.0	495.7	
	excluding Impact loans	70.0	532.5	

(Decreasing factors to be considered)

(Billions of yen)

	FY04 Plan (a)		FY04 Actual (b)		
		Small and medium-sized enterprises		Small and medium-sized enterprises	
Loan losses			2,205.1	1,705.9	
Direct write-offs*1			159.5	32.0	
Direct reduction*2			836.0	808.5	
Sales of loans to RCC*3			2.1	2.1	
Sales of problem assets to others			343.6	272.0	
Others*4			863.9	591.3	
Sales and securitization of loans*5			322.0	(108.0)	
Private placement of bonds, etc.*6			794.5	555.9	
Subsidiaries etc.*7			0.0	0.0	
Total	800.0	450.0	3,321.6	2,153.8	

(Note) "Impact loans" are not included in the table above.

*1 Direct write-offs which are allowed to be tax deductible.

*2 Direct reduction reduced in this fiscal year.

*3 Sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

*4 Decrease through other measures of disposing non-performing loans

*5 Mainly sales and securitization of normal loans.

*6 Amount of credits that are virtually equivalent to loans, such as private placement of bonds, etc.

*7 Loans to consolidated subsidiaries and affiliates under equity method which contribute to encouraging smooth provision of credit to small and medium-sized enterprises.

(Table 13) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, '04 Actual Non-consolidated	Mar. 31, '04 Actual Consolidated	Mar. 31, '05 Actual Non-consolidated	Mar. 31, '05 Actual Consolidated
Bankrupt and quasi-bankrupt assets	361.6	485.9	448.3	481.0
Doubtful assets	1,202.7	1,409.1	924.4	1,074.2
Substandard loans	1,246.9	1,441.2	451.9	767.8
Sub-total	2,811.2	3,336.2	1,824.6	2,323.0
Normal assets	52,874.4	56,127.5	53,452.6	57,094.8
Total	55,685.6	59,463.7	55,277.2	59,417.8

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporation.

Reserve for Possible Loan Losses

(Billions of yen)

	Mar. 31, '04 Actual Non-consolidated	Mar. 31, '04 Actual Consolidated	Mar. 31, '05 Actual Non-consolidated	Mar. 31, '05 Actual Consolidated
General reserve	769.0	837.7	417.6	633.6
Specific reserve	474.0	577.0	567.6	636.1
Loan loss reserve for specific overseas countries	7.8	7.8	3.9	3.9
Sub-total	1,250.8	1,422.5	989.1	1,273.6
Reserve for possible losses on loans sold to CCPC	-	-	-	-
Total	1,250.8	1,422.5	989.1	1,273.6

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporation.

(Table 14) Risk-Monitored Loans

(Billions of yen, %)

	Mar. 31, '04 Actual Non-consolidated	Mar. 31, '04 Actual Consolidated	Mar. 31, '05 Actual Non-consolidated	Mar. 31, '05 Actual Consolidated
Bankrupt loans (A)	67.2	96.4	46.0	68.3
Non-accrual loans (B)	1,460.8	1,767.9	1,238.0	1,399.0
Past due loans (3 months or more) (C)	47.6	51.5	26.9	29.4
Restructured loans (D)	1,199.3	1,382.2	425.0	730.7
(1) Reduction of the original interest rate	118.9	126.6	54.4	61.4
(2) Forbearance of interest payments	4.4	4.7	0.0	0.3
(3) Loans to supported companies	190.7	190.7	-	-
(4) Forbearance of principal repayments	885.1	1,056.8	363.4	661.0
(5) Others	0.2	3.4	7.2	8.0
Total (E)=(A)+(B)+(C)+(D)	2,774.9	3,298.0	1,735.9	2,227.4
Direct reduction	865.8	1,178.3	1,504.6	1,723.8
Ratio <(E) / Total loans>	5.5%	6.0%	3.5%	4.1%

(Note) Non-consolidated figures: Non-consolidated figures of Sumitomo Mitsui Banking Corporatio

(Table 15) Disposition of Problem Assets

<Sumitomo Mitsui Banking Corporation (Non-consolidated)> (Billions of yen)

	FY03 Actual	FY04 Actual
Credit related costs (A)	1,141.3	1,306.3
Provision for specific reserve for possible loan losses	276.4	474.1
Write-off of loans and other related losses (C)	869.2	836.0
Write-off of loans	501.1	605.8
Losses on sales of loans to CCPC	0.8	-
Losses on sales of loans to RCC*1	9.3	0.5
Losses on bulk sales	292.8	137.5
Losses on debt forgiveness	65.2	92.2
Provision for reserve for possible losses from loans sold to CCPC	(0.5)	-
Provision for reserve for supporting specific borrowers	-	-
Provision for loan loss reserve for specific overseas countries	(3.8)	(3.8)
Provision for general reserve for possible loan losses (B)	(337.9)	(351.5)
Total (A) + (B)	803.4	954.8

<Reference>

Direct write-off of loans already reserved (D)	1,243.7	443.6
Gross direct write-offs (C) + (D)	2,112.9	1,279.6

<Sumitomo Mitsui Financial Group (Consolidated)> (Billions of yen)

	FY03 Actual	FY04 Actual
Credit related costs (A)	1,287.8	1,398.0
Provision for specific reserve for possible loan losses	320.7	493.9
Write-off of loans and other related losses (C)	971.4	907.9
Write-off of loans	595.2	667.2
Losses on sales of loans to CCPC	1.3	-
Losses on sales of loans to RCC*1	9.4	0.6
Losses on bulk sales	300.3	147.9
Losses on debt forgiveness	65.2	92.2
Provision for reserve for possible losses from loans sold to CCPC	(0.5)	-
Provision for reserve for supporting specific borrowers	-	-
Provision for loan loss reserve for specific overseas countries	(3.8)	(3.8)
Provision for general reserve for possible loan losses (B)	(331.2)	(201.2)
Total (A) + (B)	956.6	1,196.8

<Reference>

Direct write-off of loans already reserved (D)	1,367.2	540.9
Gross direct write-offs (C) + (D)	2,338.6	1,448.8

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

(Table 17) Bankruptcies in FY04

[Sumitomo Mitsui Banking Corporation (Non-consolidated)] (Billions of yen)

Internal grading	Internal grading one year before the bankruptcy		Internal grading six month before the bankruptcy	
	Number of bankruptcies	Outstanding exposure	Number of bankruptcies	Outstanding exposure
1	0	0.0	0	0.0
2	0	0.0	0	0.0
3	1	0.9	1	0.9
4A	1	0.7	0	0.0
4B	1	0.1	1	0.7
4C	9	7.3	8	6.7
5A	16	5.2	13	4.5
5B	22	7.7	16	3.7
5C	34	7.2	33	5.5
6	19	2.2	18	2.7
7	63	32.8	65	23.7
8	26	72.2	36	35.6
9	17	7.2	47	62.9
No grading	100	9.6	71	6.2
Total	309	153.1	309	153.1

(Notes) 1. Bankruptcies with credit amount less than JPY 50 million are excluded.

2. "No grading" includes individuals and companies without financial data.

(Reference) Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, '05
Bankrupt and quasi-bankrupt assets	448.3
Doubtful assets	924.4
Substandard loans	451.9
Normal assets	53,452.6
Total	55,277.2

(Table 18) Unrealized Gains (Losses) (as of Mar. 31, '05)

[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

Securities (Billions of yen)

		Outstanding balance	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	Securities*1,*2	516.3	(1.8)	2.1	3.9
	Bond	506.5	(2.3)	1.6	3.9
	Stock	-	-	-	-
	Other	9.8	0.5	0.5	0.0
	Money held in trust*1	-	-	-	-
Subsidiaries, etc.	Securities*1,*2	1,436.7	60.3	60.7	0.4
	Bond	-	-	-	-
	Stock	549.7	60.3	60.7	0.4
	Other	887.0	-	-	-
	Money held in trust*1	-	-	-	-
Other securities	Securities*1,*2	21,802.0	651.4	750.1	98.7
	Bond	15,870.7	7.7	27.3	19.6
	Stock	2,987.2	667.3	708.6	41.3
	Other	2,944.1	(23.6)	14.2	37.8
	Money held in trust*1	3.8	0.2	0.3	0.1

Others (Billions of yen)

	Book value	Market value	Net unrealized gains (losses)	Gains	Losses
Premises used in business*3	312.1	292.4	(19.7)	11.3	31.0
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

*1 Unrealized gains (losses) are calculated as follows:
Securities and Money held in trust with market value: Market prices as of balance sheet date.
However, unrealized gains (losses) of stocks in "Other securities" are based on the average market price during the final month of the fiscal year.

*2 Securities include a following item, which is not categorized as "Securities" in the balance sheet:
Negotiable certificates of deposit included in item "Deposits with banks"

*3 Based on revaluation of land at fair value as of Mar. 31, '98 and Mar. 31, '02 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book value: Book value after the revaluation.
Market value: Market value as of Mar. 31, '05.

(Table 18) Unrealized Gains (Losses) (as of Mar. 31, '05)

[Sumitomo Mitsui Financial Group (Consolidated)]

Securities (Billions of yen)

		Outstanding balance	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity purpose	Securities*1,*2	547.2	(1.8)	2.1	3.9
	Bond	507.4	(2.3)	1.6	3.9
	Stock	-	-	-	-
	Other	39.8	0.5	0.5	0.0
	Money held in trust*1	-	-	-	-
Subsidiaries, etc.	Securities*1,*2	396.0	2.5	2.5	-
	Bond	-	-	-	-
	Stock	388.9	2.5	2.5	-
	Other	7.1	-	-	-
	Money held in trust*1	-	-	-	-
Other securities	Securities*1,*2	23,377.4	696.4	801.4	105.0
	Bond	16,859.6	15.0	35.0	20.0
	Stock	3,127.4	705.1	750.5	45.4
	Other	3,390.4	(23.7)	15.9	39.6
	Money held in trust*1	3.8	0.2	0.3	0.1

Others (Billions of yen)

	Book value	Market value	Net unrealized gains (losses)	Gains	Losses
Premises used in business*3	316.2	295.2	(21.0)	11.3	32.3
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

*1 Unrealized gains (losses) are calculated as follows;
Securities and Money held in trust with market value: Market prices as of balance sheet date.
However, unrealized gains (losses) of stocks in "Other securities" are based on the average market price during the final month of the fiscal year.

*2 Securities include a following item, which is not categorized as "Securities" in the balance sheet:
Negotiable certificates of deposit included in item "Deposits with banks"
Claims on loan trust etc. included in item "Commercial papers and other debt purchased"

*3 Based on revaluation of land at fair value as of Mar. 31, '98, Mar. 31, '99 and Mar. 31, '02 under the Revaluation Act of Land Properties and the law concerning amendment of the Law.
Book value: Book value after the revaluation.
Market value: Market value as of Mar. 31, '05.

(Table 19) Off balance sheet transaction

[Sumitomo Mitsui Financial Group (Consolidated)]

(Billions of yen)

	Contract amount or notional amount		Credit risk equivalent amount	
	Mar. 31, '04	Mar. 31, '05	Mar. 31, '04	Mar. 31, '05
Financial futures contracts	201,054.5	126,102.5	-	-
Interest rate swaps	260,592.2	283,342.9	3,534.3	3,625.8
Currency swaps	15,400.0	18,098.4	1,178.7	1,440.2
Foreign exchange forward contracts	32,436.8	40,194.7	889.3	936.1
Interest rate options (buy)	7,373.2	5,635.6	93.5	74.0
Currency options (buy)	2,823.9	2,564.9	172.0	181.8
Other derivative instruments	29,510.8	21,186.5	57.6	134.0
Effect of Master Netting agreements	-	-	(2,942.4)	(3,136.2)
Total	549,191.4	497,125.5	2,983.1	3,255.6

(Note) Figures shown above were computed according to capital adequacy guidelines set by the BIS.

Followings were also added.

- Listed transactions
- Options (sell)
- Transactions for which the original contracts have maturity of 14 days or less

(Table 20) Credit Portfolio (as of Mar. 31, '05)
[Sumitomo Mitsui Banking Corporation (Non-consolidated)]

(Billions of yen)

	Counter party with rating equivalent to BBB/Baa or higher	Counter party with rating equivalent to BB/Ba or lower	Others*	Total
Credit risk equivalent	112.7	0.0	9.7	122.4
Credit cost	0.1	0.0	0.2	0.3
Amount of credit risk	0.4	0.0	0.4	0.8

(Note) Tentative calculation for interest rate and foreign currency related derivative transactions with financial institutions located in Tokyo, New York, Hong Kong and Singapore by the Treasury Unit
*Corporations without credit ratings by rating agencies.

(Appendix)

Reasons for the differences between the plan and the results

[Sumitomo Mitsui Financial Group]

(Table 1-1: non-consolidated)

(#1) Treasury stock: 269.5 billion yen below the plan

Due to the repurchase of capital stock equivalent to approximately 268.0 billion yen in November 2004.

(Table 2: consolidated)

(#1) Retained earnings: 365.7 billion yen below the plan

Mainly due to the smaller-than-expected Net income (loss) of Sumitomo Mitsui Banking Corporation (386.8 billion yen below the plan).

(#2) Net unrealized losses on other securities: 58.4 billion yen above the plan
Unrealized gains on securities: 317.1 billion yen above the plan

Due to the greater-than-expected rise in the stock prices in the market.

[Sumitomo Mitsui Banking Corporation]

(Table 1-1: non-consolidated)

(#1) Retained earnings: 381.1 billion yen below the plan

Due to the smaller-than-expected Net income (loss) (386.8 billion yen below the plan) as shown in #8.

(#2) Net unrealized gains (losses) on other securities: 438.7 billion yen above the plan

Due to the greater-than-expected rise in the stock prices in the market.

(#3) Net trading income: 38.4 billion yen below the plan
Net other operating income: 108.1 billion yen above the plan

Due to the accounting procedure in which profits (losses) from trading transactions in foreign currencies (currency swaps, etc.) and profits (losses) from foreign exchange transactions for hedging purpose are separately accounted for as Net trading income and Net other operating income (Gains (losses) on foreign exchange transactions) respectively.

(#4) Credit related costs (including Provision for general reserve for possible loan losses): 504.8 billion yen above the plan

Due to the disposal of NPLs and further preparation for future credit risks with more conservative stance, in order to achieve the target of halving the problem asset ratio at the end of FY2004 and to surely reduce future credit costs to a normalized level from FY2005 onward.

(#5) Gains (losses) on stocks: 118.7 billion yen below the plan

Due to 227.6 billion yen of Losses on devaluation of stocks mainly because of the impairment of preferred shares previously acquired for supporting borrowers' financial conditions, thereby reducing future risks, while such losses were offset by 108.9 billion yen of Net gains on sales of stocks as a result of continuous reduction of cross shareholdings.

(#6) Ordinary profit (loss): 551.7 billion yen below the plan

Due to the increase in Credit related costs and Losses on devaluation of stocks as shown in #4 and #5.

(#7) Income taxes, current and Income taxes, deferred: 163.3 billion yen above the plan

Due to the smaller-than-expected Income before income taxes, conservative estimation of Deferred tax assets as in the previous fiscal year, and the tax refund from overseas government.

(#8) Net income (loss): 386.8 billion yen below the plan

Mainly due to the increase in total credit costs and Losses on devaluation of stocks as shown in #4 and #5 and the decrease in tax expenses such as Income taxes as described in #7.

(#9) Distributable profit: 410.7 billion yen below the plan

Due to the smaller-than-expected Retained earnings as shown in #1.

(Table 2: non-consolidated)

(#1) Profit brought forward to next year: 380.9 billion yen below the plan

Due to the smaller-than-expected Net income (loss) of Sumitomo Mitsui Banking Corporation (386.8 billion yen below the plan).

(#2) Net unrealized losses on other securities: 52.1 billion yen above the plan
Unrealized gains on securities: 293.0 billion yen above the plan

Due to the greater-than-expected rise in the stock prices in the market.

(Table 6: Sumitomo Mitsui Financial Group + Sumitomo Mitsui Banking Corporation)

(#1) Overseas subsidiaries: 1 subsidiary above the plan

Due to the establishment of two companies in Cayman Islands in FY04, SMBC WLR DIP Limited, a SPV for providing DIP finance, and SMBC MVI SPC, a SPV for purchasing leveraged loans from the market, in order to strengthen finance business in the United States.

(#2) Non-personnel expenses excluding system related cost: 12,613 million yen above the plan

Due to the outsourcing of lending- and treasury-related operations in Sumitomo Mitsui Banking Corporation, as well as the acceleration of utilizing external workforces to strengthen new-type unsecured loans to SMEs and mortgage loans.

File No. 82-4395
Exhibit B1(c)

平成 17 年 9 月 2 日

各　　位

株式会社 三井住友フィナンシャルグループ
(コード番号 8316)
株 式 会 社　三 井 住 友 銀 行

エヌ・アイ・エフ ベンチャーズ株式会社に対する公開買付けの結果に関するお知らせ

株式会社三井住友銀行(本社：東京都千代田区、頭取：奥正之、以下三井住友銀行)は、エヌ・アイ・エフ ベンチャーズ株式会社(本社：東京都中央区、代表取締役社長：山村信一、ジャスダック上場)株式に対する公開買付けを、平成 17 年 8 月 12 日から実施してまいりましたが、当該公開買付けが平成 17 年 9 月 1 日をもって終了いたしましたので、その結果につきまして下記のとおりお知らせいたします。

記

1. 公開買付けの概要 (平成 17 年 8 月 10 日公表)

(1) 公開買付者の名称及び所在地　　株式会社三井住友銀行
東京都千代田区有楽町一丁目 1 番 2 号

(2) 対象者の名称　　エヌ・アイ・エフ ベンチャーズ株式会社

(3) 買付けを行った株券等の種類　　普通株式

(4) 公開買付け期間　　平成 17 年 8 月 12 日 (金曜日) から
平成 17 年 9 月 1 日 (木曜日) までの 21 日間

(5) 買付け価格　　1 株につき 191,190 円

2. 公開買付けの結果

(1) 応募の状況

買付予定株式数　　70,613 株
応募株式の総数　　70,622 株
買付株式の総数　　70,613 株

(2) 公開買付けの成否

応募株主総数	応募株式総数	買付株式総数	返還する株式総数
10 件	70,622 株	70,613 株	9 株

(3) あん分比例方式により買付けを行う場合の計算方法

応募株券の総数が買付予定数（70,613株）を超えましたので、公開買付開始公告及び公開買付届出書に記載のとおり、その超える部分の全部の買付けを行わないものとし、証券取引法第27条の13第5項に規定するあん分比例の方式により、株券の買付けに係る受け渡しその他の決済を行います。

(4) 買付実施後の所有株式数及び所有割合

買付前の所有株式数	61,915株	(所有割合 17.7%)
買付後の所有株式数	132,528株	(所有割合 37.8%)

(注) 所有比率は、平成17年3月31日現在の発行済株式総数に、平成17年7月29日に三井住友銀行が引受けた第三者割当増資による増加を加味した発行済株式総数350,675株を基準に算出しております。

(5) 買付けに要する資金　　13,500百万円

3. 決済の方法及び開始日

(1) 買付け等の決済をする証券会社の名称及び本店の所在地

大和証券エスエムビーシー株式会社	東京都千代田区丸の内一丁目8番1号
大和証券株式会社	東京都千代田区大手町二丁目6番4号

(2) 決済の開始日　　平成17年9月9日（金曜日）

(3) 決済の方法

公開買付期間終了後遅滞なく、買付け等の通知書を応募株主の住所（外国人株主の場合はその常任代理人の住所）宛に郵送します。

買付けは、現金にて行います。買付けられた株券に係る売却代金は応募株主の指示により、決済の開始日以後遅滞なく、公開買付代理人又は復代理人から応募株主の指定した場所へ送金するか、公開買付代理人又は復代理人の応募受付をした各本店又は全国各支店にてお支払いします。

4. 公開買付報告書の写しを縦覧に供する場所

株式会社三井住友銀行	東京都千代田区有楽町一丁目1番2号
株式会社ジャスダック証券取引所	東京都中央区日本橋茅場町一丁目5番8号

以　上

File No. 82-4395
Exhibit B1(c)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation

Notice regarding Results of Takeover Bid for NIF Ventures

TOKYO, September 2, 2005 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG," Head Office: Chiyoda-ku, Tokyo; President: Teisuke Kitayama) and Sumitomo Mitsui Banking Corporation ("SMBC," Head Office: Chiyoda-ku, Tokyo; President: Masayuki Oku) hereby announce the results of the takeover bid (TOB) by SMBC for NIF Ventures Co., Ltd. (Head office: Chuo-ku, Tokyo; President: Shinichi Yamamura; listed on JASDAQ) that commenced on August 12, 2005 and concluded on September 1, 2005.

1. Outline of TOB (announced on August 10, 2005)

(1) Name and location of bidder: Sumitomo Mitsui Banking Corporation
1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo

(2) Name of target company: NIF Ventures Co., Ltd.

(3) Type of stock purchased: Common stock

(4) Duration of TOB: Twenty-one days commencing from Friday, August 12, 2005 and ending Thursday, September 1, 2005

(5) TOB price: ¥191,190 per share

2. Results of TOB

(1) Status of subscription:

Planned number of shares to be purchased: 70,613 shares

Total number of shares subscribed for: 70,622 shares

Total number of shares to be purchased: 70,613 shares

(2) TOB result:

Total number of subscribed shareholders	Total number of shares subscribed for	Total number of shares to be purchased	Total number of shares to be returned
10	70,622	70,613	9

(3) Calculation of shares to be purchased on pro rata basis

As the total number of shares subscribed for exceeded the planned number of shares to be purchased (70,613 shares), all such excess number of shares will not be purchased as stated in the Notice regarding Commencement of Takeover Bid for NIF

Ventures and the Application for Takeover Bid. The shares to be purchased will be delivered and settled in accordance with the pro rata method prescribed in Paragraph 5, Article 27-13 of the Securities and Exchange Law.

(4) Ownership after the TOB:

SMBC's ownership prior to the TOB:	61,915 shares (percentage of ownership 17.7%)
SMBC's ownership after the TOB:	132,528 shares (percentage of ownership 37.8%)

Note: The percentages of ownership are calculated based on 350,675 shares, reflecting the additional number of shares as a result of the stock issuance subscribed for by SMBC on July 29, 2005.

(5) Cost of purchase: ¥13,500 million

3. Method and Commencement Date of Settlement

(1) Securities companies in charge of settlement:

Daiwa Securities SMBC Co., Ltd.	8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Daiwa Securities Co., Ltd.	6-4, Otemachi 2-chome, Chiyoda-ku, Tokyo

(2) Commencement date of settlement: Friday, September 9, 2005

(3) Settlement method:

The notice of purchase, etc. will be mailed to the address of the subscribed shareholder (or the standing proxy in the case of non-Japanese shareholder) without delay after the end of the duration of TOB. Payment will be made in cash. The TOB agent or sub-agent will, in accordance with the subscribed shareholder's instruction, remit the purchase price without delay after the commencement date of settlement to the place designated by the subscribed shareholder or pay at its head office or branch that received the subscription application for the TOB.

4. Place of Disclosure of TOB Result Report

Sumitomo Mitsui Banking Corporation (1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo)

Jasdaq Securities Exchange Inc. (5-8, Nihonbashi Kayabacho 1-chome, Chuo-ku, Tokyo)

File No. 82-4395
Exhibit B1(d)

「経営の健全化のための計画」の概要

平成 17 年 9 月
三井住友フィナンシャルグループ

. 経営の合理化のための方策等

(1) 今後の経営戦略

① 経営方針：「最高の信頼を得るトップバンク」の実現
- ートップライン収益の強化ー
- ー資本効率の更なる向上ー
- ーコーポレートガバナンスの高度化ー

② 経営戦略の基本方針
- ・新たなリスク、新たな地域、新たな事業領域への挑戦によるトップライン収益の拡大
- ・重点分野強化のための、経営資源の積極投入
- ・各ビジネスのリスク・リターン適正化の徹底と、資本・リスクアセットの再配置による資本効率向上
- ・企業価値向上に繋がる合従連衡、提携の積極化
- ・企業価値向上、ＣＳＲ実践のためのコーポレートガバナンスの高度化

[個人金融ビジネス]

顧客基盤の拡充を通じた「トップシェアバンク」の実現
- ・個人総合金融サービス業への飛躍に向けた新規事業への取組強化
- ・ネットワーク拡大、人員増強を中心とする営業力の抜本的強化
- ・お客さまのニーズに徹底的に応えるための商品ラインアップの拡充
- ・営業効率の一段の向上を通じた高い生産性の実現

[法人金融ビジネス]

法人コンサルティングビジネスの強化
- ・ポートフォリオ型定型貸金等、競争優位にあるビジネスモデルの一層の高度化により、中堅・中小企業マーケットにおける圧倒的な顧客基盤を構築
- ・商品開発・新規ビジネスの発掘、ソリューション提供力強化による大企業取引の拡充

[国際金融ビジネス]
- ・アジアをマザーマーケットとするグローバルな商業銀行を目指し、取引基盤の拡充、エマージングマーケットへの取組等を通じた収益増強

(2) 17年3月期業務改善命令について

① 17年3月期当期利益の実績が経営健全化計画の計画値より下振れした理由
- ・オフバランス化促進、将来リスクへの対応強化
  - ⇒ 与信関係費用：9,548億円（計画比▲5,048億円）
- ・将来リスク削減の観点からの優先株式の償却
  - ⇒ 償却コスト：2,115億円

② 業務純益ＲＯＥの状況
- ・業務純益ＲＯＥ：33.44%（計画比▲8.27%）

③ 業務改善命令について

「経営健全化計画に係る17年3月期の収益目標と実績とが大幅に乖離していること等から、経営健全化計画の履行を確保するための措置を講ずる必要があると認められる」ことを理由として、7月22日、金融庁より、金融機能の早期健全化のための緊急措置に関する法律第20条第2項および銀行法第52条の33第1項の規定に基づき、行政処分（業務改善命令）を受けており、かかる処分を受けたことを真摯に受け止め、引き続き経営努力を重ね、収益力の強化を通じ、公的資金の早期返済に向けて全力で取り組む。

（3）経営合理化計画

ＯＨＲは、17年3月期実績で38％と、40％を切る高い効率性を維持しており、21年3月期にはこれを33％へと低下させ、30％台の高い効率性を維持・向上。

人件費、物件費は、既存経費の見直しを行う一方、業務再構築のための方策の実現に向けて、重点分野に積極的な資源投入を行い収益力の強化を図る。

	17/3	18/3	19/3	20/3	21/3
ＯＨＲ(注)　(％)	38.24	38.51	36.36	34.67	33.06
人件費＋物件費(億円)	5,445	5,572	5,631	5,685	5,786

(注) 三井住友銀行における経費/業務粗利益を記載しております。

①人件費

従業員給与の8年以降10年連続のベア凍結や、合併以降、約6,100人の人員削減、賞与ファンドの削減等により、17年3月期実績は2,053億円と、13年3月期から30％の削減を実施。これらにあわせ、人員・店舗の効率的な再配置、ＩＴを活用した効率的なチャネル拡充、事務プロセスの抜本的効率化などを実施。今後とも、重点分野を中心に資源投入を行い、外部人材等の拡充などもあわせ、生産性を一層高めていく。

	17/3	18/3	19/3	20/3	21/3
人件費　(億円)	2,053	2,073	2,133	2,163	2,143
従業員数　(人)	21,020	20,900	20,900	20,900	20,900

②物件費

17年3月期実績は、3,391億円と、13年3月期から8％の削減を実施。18年3月期以降も引き続き経費項目全般の見直しを進める一方、新規業務やブランド戦略の展開、プロミスとの提携による戦略的投資、外部人材の積極的な活用等、重点分野に積極的な資源投入を行い、収益力の強化を図る。

	17/3	18/3	19/3	20/3	21/3
物件費総額　(億円)	3,391	3,499	3,498	3,522	3,643
除く機械化関連(億円)	2,596	2,679	2,678	2,702	2,823

③子会社・関連会社

原則「一業種一社」を基本方針とし、引き続き、グループ経営資源の有効活用の観点から、効率的な運営を実施。

④役員関連

8年以降役員賞与は不支給としており、役員報酬についても一定のカットを実施してきた。これに加え、17年10月より6ヶ月間、当社ならびに三井住友銀行の取締役および執行役員の報酬につき、最大10％、平均5％の削減を実施。

2．収益計画の概要

[三井住友銀行（単体)]

（単位：億円）

	17/3 月期 実績	18/3 月期 計画	19/3 月期 計画	20/3 月期 計画	21/3 月期 計画
業務粗利益	15,229	15,450	16,500	17,450	18,600
経費	5,824	5,950	6,000	6,050	6,150
実質業務純益（注１）	9,405	9,500	10,500	11,400	12,450
与信関係費用（注２）	9,548	3,000	2,500	2,300	1,800
株式等関係損益	▲1,187	▲100	—	—	—
経常利益	▲717	6,100	7,600	8,650	10,150
当期利益	▲1,368	3,500	4,300	4,900	5,700
ＯＨＲ	38.24％	38.51％	36.36％	34.67％	33.06％

（注１）実質業務純益は、一般貸倒引当金繰入前の業務純益
（注２）与信関係費用は、一般貸倒引当金繰入額＋不良債権処理損失額

[三井住友フィナンシャルグループ（4社合算ベース:三井住友銀行＋三井住友カード＋三井住友銀リース＋日本総合研究所)]（単位：億円）

	17/3 月期 実績	18/3 月期 計画	19/3 月期 計画	20/3 月期 計画	21/3 月期 計画
合算業務純益（注）	9,980	10,126	11,201	12,200	13,350
経常利益	▲221	6,668	8,242	9,403	11,000
当期利益	▲1,031	3,830	4,670	5,340	6,200

（注）合算業務純益は、三井住友銀行の業務純益及び三井住友カード・三井住友銀リース・日本総合研究所の営業利益の合算

3．責任ある経営体制の確立のための方策

(1)　経営理念

○お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。
○事業の発展を通じて、株主価値の永続的な増大を図る。
○勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

(2)　コーポレートガバナンス体制

取締役会がグループ全体の経営の重要事項を決定し、業務執行を監督するコーポレートガバナンス体制を構築。また、取締役会の実効性を強化するため、社外取締役を 2 名選任するとともに、「リスク管理委員会」「人事委員会」「報酬委員会」の 3 つの委員会を、取締役会の機能を補完する内部委員会として設置してきたが、取締役会における監査機能を強化するため、17 年 6 月、新たに「監査委員会」を設置。各委員会の内容は次の通り。

①監査委員会

グループ全体の内部監査方針および体制に関する事項等の審議

②リスク管理委員会

グループ全体のリスク管理およびコンプライアンスに関し、経営に重大な影響を与え得る異例な事項等の審議

③人事委員会

当社および三井住友銀行の取締役候補者の選定、役付取締役・代表取締役の選任等に関する事項、並びに三井住友カード・三井住友銀リース・日本総合研究所の代表取締役社長の選定に関する事項の審議

④報酬委員会

当社および三井住友銀行の取締役・執行役員の報酬等に関する事項等の審議

2 名の社外取締役は、4 委員会すべての委員（監査委員会、報酬委員会については委員長を含む）に就任。業務の執行から離れた客観的な立場での審議が可能な体制としている。

(3)　組織図


株主総会
取締役会
監査役・監査役会
監査役室
グループ経営会議
グループ戦略会議
広報部
企画部
IR室
財務部
グループ事業部
コンシューマービジネス統括部
IT企画部
総務部
人事部
リスク統括部
監査部

4．配当等により利益の流出が行われないための方策等

(1) 基本的考え方

当社グループは、引き続き業務の再構築やリストラによる経費削減等に取り組み、収益力強化を図るとともに、不良債権残高の大幅な削減や政策投資株式の圧縮等により改善されたバランスシートの健全性を維持しつつ、着実な内部留保の蓄積を図る。これによりTier I 資本の質・量をともに充実させることを第一義的方針とする。

(2) 配当、役員報酬・賞与についての考え方

配当は、安定配当を基本とした上で、業績や内部留保の蓄積状況を勘案し、13年3月期の6円から14年3月期4円、15年3月期以降3年間3,000円据置き（従来の普通株式1株当たり3円配当に相当）と減配してきたが、バランスシートのクリーンアップを完了した今後は、グループ収益力を早期に強化し、自己資本の充実に目処をつけた上で、より株主重視の考え方に則った配当方針を展望する。

なお、当期利益の安定的な黒字確保を前提に、業績展望等も十分に考慮した上で、配当性向にも留意しつつ、19年3月期以降、普通株式の増配を検討。

また、役員報酬・賞与も、配当の考え方と同様に、内部留保の蓄積状況、中期的な業績展望等を慎重に検討した上で、適正な支給水準を検討。支給額の水準は、社外取締役を委員長とする報酬委員会（取締役会の内部委員会）の審議を経て決定。

5．資金の貸付けその他信用供与の円滑化のための方策

(1) 具体的な方策

健全な経営内容の中小企業や個人の資金需要に対して円滑な資金供給を行うことは、金融機関の社会的責務と認識し、本支店一体となって取り組んでおり、今後も、貸出資産の健全性維持に配慮しつつ、健全な中小企業や個人に対する信用供与の拡大に最大限の努力をしていく。

① 個人向け
- ・コンサルティングチャネルの拡充
- ・プロミスとの戦略提携事業におけるコンシューマーファイナンスビジネスの強化

② 中小企業向け
- ・リスクテイク対応力強化による「資金供給能力の向上」に向け、適正利鞘の確保を前提とした原則無担保の「リスクテイク商品」を継続推進。
- ・今後も、「ＳＭＢＣ-クレセルローン」の投入をはじめ「リスクテイク商品」の新規投入等の各種施策を通じた、健全な中小企業に対する信用供与の拡大に努める。

(2) 組織・体制

法人営業部をはじめ、中小企業対応の専門拠点であるビジネスサポートプラザ、店舗空白地等における少人数体制での法人営業所等、多様な拠点を展開し、資金需要の発掘・資金ニーズへの対応に最大限注力。

(3) 地域経済の発展を支援する商品の提供

15年3月期以降、各地域の信用保証協会との間で新たな枠組による提携を推進し、信用保証協会保証付提携貸金の取扱を拡充する等、引き続き地域経済の発展に資する各種商品の提供に努める。

6．株式等の発行等に係る株式等及び借入金につき利益をもってする消却、払戻し、償還又は返済に対応することができる財源を確保するための方策

(1)　消却、払戻し、償還又は返済についての考え方

当社が受け入れております公的資金（優先株式による1兆1,000億円）の返済については、グループ収益力を早期に強化し、その返済原資となる剰余金を積み上げた上で、経済状況等を踏まえるとともに、関係当局の承認を前提に、20年3月期末までの早期返済を目指す。

(2)　剰余金の推移

当社に当社傘下の4社（三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所）を合算したベースで、19年3月期に、優先株式による公的資金1兆1,000億円を十分上回る2兆7,607億円（うち利益性剰余金1兆5,314億円）の剰余金水準を確保できる見込み。

＜剰余金の積み上がり状況＞

(億円)

	17/3月期 実績	18/3月期 計画	19/3月期 計画	20/3月期 計画	21/3月期 計画
期末合算剰余金(注)	16,488	23,472	27,607	32,328	37,827
その他資本剰余金	8,985	12,293	12,293	12,293	12,293

(注)・三井住友フィナンシャルグループ、三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所の剰余金合計
(三井住友カードは持分勘案後)
・18/3月期より、三井住友銀行における資本準備金3,449億円の剰余金への振替を勘案

＜公的資金(優先株)の概要＞

	第一種	第二種	第三種
当初発行額	2,010億円	3,000億円	8,000億円
現在発行額	1,050億円	3,000億円	6,950億円
一斉転換日	平成21年2月27日	平成21年2月27日	平成21年10月1日

7．財務内容の健全性及び業務の健全かつ適切な運営の確保のための方策

(1)　不良債権処理

三井住友銀行では、17年3月期をバランスシートのクリーンアップ総仕上げの年と位置付け、不良債権のオフバランス化や企業再生・再建に積極的に取り組む等、財務体質を抜本的に強化。金融再生プログラムで求められている不良債権比率半減について16年9月期に前倒しで達成する等、17年3月期において不良債権問題に決着。

(2)　評価損益の状況と今後の処理方針

三井住友銀行では、株式保有リスク削減のため、株式の売却を積極的にすすめ株価変動リスクを圧縮。15年3月期には、株式市場の低迷による含み損を抜本的に処理。その結果、17年3月末時点で保有残高は取得原価ベースで約2兆円となり、合併時の13年4月時点に比べ約4兆円の残高を圧縮。
18年3月期も、中長期的な目標であるTier Ⅰの半分程度を目指し、保有株式の圧縮を継続。

その他有価証券に含まれる保有債券は、16年3月期に約1,000億円の含み損を計上していたが、17年3月期に将来のリスク削減の観点から含み損を処理した結果、17年3月末時点で77億円の含み益。

以上の結果、その他有価証券全体では、17年3月末時点で6,514億円の評価益を計上。

File No. 82-4395
Exhibit B1(d)
(English Translation)

The Summary of the Plan for Strengthening the Financial Base

September 2005

Sumitomo Mitsui Financial Group

1. Business rationalization policies

(1) Corporate strategy

(i) Management policy: Become a top bank with "the highest trust"

- Reinforce top-line earnings
- Further improve capital efficiency
- Continue to develop and reinforce corporate governance

(ii) Basic policy on corporate strategy

- Reinforce top-line earnings by challenging new types of risks, new regions and new business areas
- Aggressively allocate management resources to focus areas
- Improve capital efficiency by improving risk-return profile of each business and reallocate capital and risk-adjusted assets
- Proactively seek alliances that lead to higher corporate value
- Improve corporate governance in order to increase corporate value and fulfill our social responsibility

[Consumer banking]

Aim for a top market share in consumer banking through expansion of customer base

- Reinforce new businesses to provide more comprehensive financial services to consumers
- Drastically strengthen marketing capability mainly by expanding marketing channels and proactively allocating human resources
- Provide expanded line-up of products in order to respond thoroughly to customer needs
- Achieve higher productivity by further increasing efficiency

[Corporate banking]

Reinforce financial consulting for corporations

- Establish unparalleled customer base in the "small- and medium-sized enterprises" (SMEs) market by further strengthening its competitive advantages in the field of standardized, portfolio-based lending etc.
- Expand businesses with large corporations by improving product developing and new-business cultivating capabilities and strengthening capability to provide financial solutions

[International banking]

- Aim for a global commercial bank based in Asia by expanding business franchise and increasing profit by tapping into emerging markets.

(2) About business improvement administrative order to earnings results for FY2004

(i) Reasons for the differences between the SMBC's Plan for the Strengthening of the Financial Base of the Bank and the actual results

- Proactive disposal of non-performing loans and further preparation for future credit risks
  => Total credit cost: 954.8 billion yen (504.8 billion yen above the plan)
- Impairment of preferred stocks in order to reduce future risks
  => Cost of the impairment: 211.5 billion yen

(ii) ROE

- ROE (numerator = Banking profit): 33.44% (8.27% below the plan)

(iii) Response to administrative order

SMFG received a business improvement administrative order from the Financial Services Agency (FSA) on July 22, pursuant to Clause 2 of Article 20 of the Financial Function Early Strengthening Law and Clause 1 of Article 52-33 of the Banking Law because earnings results for FY2004 were far below the targets set in the Plan for Strengthening the Financial Base (the "Plan") and measures should be taken to secure steady implementation of the Plan. SMFG is determined to continue its efforts to enhance profitability for the early repayment of public funds.

(3) Rationalization plan

SMBC has been maintaining its OHR of less than 40%, reflecting its high efficiency (FY2004 result: 38%). SMBC aims to improve its high efficiency with its OHR of 30% level (FY2008 plan: 33%).

SMBC will conduct a review of its current personnel expenses and non-personnel expenses, while enforcing its profitability through aggressive allocation of management resources to focus areas in order to realize various business reconstruction initiatives.

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
(%) OHR (SMBC Expenses / SMBC Gross banking profit)	38.24	38.51	36.36	34.67	33.06
(Billions of yen) Personnel expenses + Non-personnel expenses	544.5	557.2	563.1	568.5	578.6

(i) Personnel expenses

In addition to freezing the base-up portion of the salary for ten consecutive years since FY1996 and downsizing by 6,100 employees after the merger, other steps such as reducing the funds for bonuses to employees were taken to reduce SMBC's personnel expenses to 205.3 billion yen in FY2004, a 30% reduction from FY2000. Besides, SMBC took several measures such as efficient reallocation of employees, relocation of branches, efficient expansion of marketing channels using IT, and boosting business processing efficiency. From FY2006 onward, SMBC will further boost productivity through allocating resources to focus areas and utilizing external human resources.

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
(Billions of yen) Personnel expenses	205.3	207.3	213.3	216.3	214.3
(Number of employees) Full-time employees	21,020	20,900	20,900	20,900	20,900

(ii) Non-personnel expenses

FY2004 result was 339.1 billion yen, an 8% reduction from FY2000. From FY2005 onward, SMBC will continue to reduce ordinary expenses, while strengthening profitability thorough aggressive allocation of business resources to strategic businesses, such as establishment of new business lines and brand strategies, strategic investments based on the alliance with Promise, aggressive employment of external human resources and so on.

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
(Billions of yen) Total non-personnel expenses	339.1	349.9	349.8	352.2	364.3
(Billions of yen) Excluding System related cost	259.6	267.9	267.8	270.2	282.3

(iii) Subsidiaries and affiliates

Under the basic policy of having one entity in one sector, SMFG will continue to effectively utilize Group's management resources and promote greater efficiency.

(iv) Directors

SMFG has been freezing directors' bonuses since FY1996 and will continue to do so. In addition, remunerations to directors and executive officers of SMFG and SMBC, which have been reduced constantly, will be reduced by 10% maximum and an average of 5% for six months from October 20005.

2. Outline for the plan of income

[SMBC <non-consolidated>]

(Billions of yen)

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
Gross banking profit	1,522.9	1,545.0	1,650.0	1,745.0	1,860.0
Expenses	582.4	595.0	600.0	605.0	615.0
Banking profit*1	940.5	950.0	1,050.0	1,140.0	1,245.0
Total credit cost*2	954.8	300.0	250.0	230.0	180.0
Gains (losses) on stocks	(118.7)	(10.0)	-	-	-
Ordinary profit (loss)	(71.7)	610.0	760.0	865.0	1,015.0
Net income (loss)	(136.8)	350.0	430.0	490.0	570.0
OHR	38.24%	38.51%	36.36%	34.67%	33.06%

*1 Banking profit: Before provision for general reserve for possible loan losses

*2 Total credit cost: Provision for general reserve for possible loan losses + Credit costs

[SMFG <SMBC +Sumitomo Mitsui Card +SMBC Leasing +Japan Research Institute>]

(Billions of yen)

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
Total net business profits*	998.0	1,012.6	1,120.1	1,220.0	1,335.0
Ordinary profit (loss)	(22.1)	666.8	824.2	940.3	1,100.0
Net income (loss)	(103.1)	383.0	467.0	534.0	620.0

*Total net business profits: The sum of SMBC's Banking profit (before provision for general reserve for possible loan losses) and Operating profits of Sumitomo Mitsui Card, SMBC Leasing, and Japan Research Institute

3. Measures taken to establish responsible management structure

(1) Our mission

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

(2) Corporate governance system

SMFG employs a corporate governance system where the Board of Directors is responsible for decision-making on important management issues of the entire group and for supervising management in their execution of operational duties. In addition, in order to improve the effectiveness of the Board, SMFG has two outside directors as well as three committees—the Risk Management Committee, the Compensation Committee, and the Nominating Committee— to complement the function of the Board. In June 2005, SMFG has established the Auditing Committee in order to strengthen the Board's supervising function. The committees are responsible for considering the issues listed below.

(i) Auditing Committee

Discusses issues relating to Groupwide internal auditing policy and system

(ii) Risk Management Committee

Discusses extraordinary issues relating to Groupwide risk management and compliance, which would cause significant effect on Group's management

(iii) Nominating Committee

Discusses issues related to the selection of candidates for Board directorships at SMFG and SMBC, issues related to the appointment of managing directors having specific management responsibilities at SMFG and SMBC, issues related to the appointment of representative directors of SMFG and SMBC, issues relating to the selection of president and representative director of Sumitomo Mitsui Card Company, SMBC Leasing Company, and the Japan Research Institute

(iv) Compensation Committee

Discusses issues related to remuneration of Board members and executive officers of SMFG and SMBC

Two outside directors are appointed to all these committees to facilitate the implementation of corporate governance from a suitably objective perspective. (In the case of the Auditing Committee and the Compensation Committee, the chairmanship of these committees is assigned to outside directors.)

(3) Organization



Shareholders' Meeting
Board of Directors
Corporate Auditors/ Board of Corporate Auditors
Office of Corporate Auditors
Group Strategy Committee
Group Strategy Committee
Public Relations Dept.
Corporate Planning Dept.
Investor Relations Dept.
Financial Accounting Dept.
Subsidiaries & Affiliates Dept.
Consumer Business Planning Dept.
IT Planning Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Risk Management Dept.
Audit Dept.

4. Measures to prevent excessive outflow of retained earnings through dividends and other payouts

(1) Basic policy

SMFG will build up its retained earnings by further strengthening profitability through cost reductions resulting from business process restructuring and from rationalization, while maintaining soundness of financial base by reducing non-performing assets and cross-shareholdings. SMFG gives first priority to fortifying its Tier I capital in terms of both quality and quantity.

(2) Stance on dividends and director compensation

Stable dividend payout is SMFG's basic policy. Taking into consideration the financial results and the level of retained earnings, dividend per share was reduced from 6 yen in FY2000 to 4 yen in FY2001 and to 3,000 yen (equivalent to 3 yen dividend per former SMBC's share before the establishment of SMFG) in FY2002. Now that SMFG has completed the intensive improvement in asset quality, it will endeavor to improve the group's earning power quickly and implement a more shareholder-oriented dividend policy as soon as it has built up a sufficient level of capital.

Predicated on achieving a sustainable bottom-line profit, and factoring in its business outlook and the level of payout ratio and other factors, SMBC is considering increasing the dividend on common stock after FY2006.

Regarding director compensation, as with dividends, the appropriate level will be determined based on the level of retained earnings and medium-term business outlook. The amount of compensation is set after deliberation by the Compensation Committee chaired by an outside director.

5. Measures for orderly supply of credit

(1) Concrete measures

SMBC regards supplying of credit to financially sound SMEs and individuals as financial institutions' social responsibility. While maintaining the soundness of loan portfolio, SMBC will continue to make every effort to increase the supply of credit to financially sound SMEs and individuals.

(i) Loans to individual

- Expand consulting channels
- Reinforce consumer finance business through the alliance with Promise

(ii) Loans to SMEs

- Continue to promote new-type unsecured loan products with relatively high interest spread, which basically require no collateral, aiming to improve the ability to supply funds to SMEs by strengthening risk taking capability
- Try to increase the supply of credit to financially sound SMEs through various measures including introduction of new-type unsecured loans, such as "SMBC Crecer Loan" launched this year.

(2) Organization and structure

SMBC makes every effort to find and meet customers' financial needs through a variety of channels, such as Corporate Business Offices, Business Support Offices, specialized channel for SMEs, and Corporate Sales Offices, operated by small number of officers in areas without branches or offices.

(3) Provide products which support development of local economy

Since March 2003, SMBC has been promoting new alliances with government credit guarantee corporations in each region and expanding promotion of loans guaranteed by such credit guarantee corporations. SMBC will continue to provide various products in order to contribute to the development of regional economies.

6. Measures to secure funds for redemption, refund, or repayment of shares issued and loans

(1) Policy on redemption/refund/repayment of public funds

With regard to SMFG's 1,100 billion yen in public funds, procured through issuance of preferred stocks, SMFG aims to completely repay the amount by the end of FY2007, earlier than their maturity, by building up retained earnings through enhancement of group profitability, subject to the approval of government authorities and stable economic situation.

(2) Build up retained earnings

SMFG plans to build up combined Retained earnings of SMFG and SMFG's four subsidiaries (SMBC, Sumitomo Mitsui Card Company, Ltd., SMBC Leasing Company, Ltd., and The Japan Research Institute, Ltd.) to 2,760.7 billion yen (1,531.4 billion yen excluding Other capital surplus) by the end of FY2006, well above the amount of public funds (1,100 billion yen).

<Build-up of Retained Earnings>

(Billions of yen)

	FY04 Actual	FY05 Plan	FY06 Plan	FY07 Plan	FY08 Plan
Retained earnings*	1,648.8	2,347.2	2,760.7	3,232.8	3,782.7
Other capital surplus	898.5	1,229.3	1,229.3	1,229.3	1,229.3

*Sum of Retained earnings of SMFG, SMBC, Sumitomo Mitsui Card Company, Ltd., SMBC Leasing Company, Ltd., and The Japan Research Institute, Ltd. (Retained earnings of Sumitomo Mitsui Card Company, Ltd. are included in the figure according to the ownership ratio of SMFG.)
SMBC transferred 344.9 billion yen from its Capital reserve to Retained earnings in FY2005

<Outline of the Public Funds>

(Billions of yen)

	Type 1	Type 2	Type 3
Original Amount Issued	201.0	300.0	800.0
Outstanding Balance	105.0	300.0	695.0
Mandatory Conversion Date	Feb. 27, 2009	Feb. 27, 2009	Oct. 1, 2009

7. Measures to secure SMFG's financial soundness, and sound and appropriate business operation

(1) Disposal of non-performing assets

Designated as the year for completing the "intensive improvement in asset quality," in FY2004, SMBC drastically strengthened its financial base by aggressively executing "off-balancing" and corporate revitalization of borrowers. In the six months ended September 30, 2004, SMBC achieved the target of halving the problem asset ratio, prescribed by the Program for Financial Revival, six months ahead of the original schedule, and put the NPL problem behind it in FY2004.

(2) Situation and policy on Unrealized gains (losses)

SMBC reduced its exposure to stock market fluctuation risk by aggressively reducing its stockholdings. In FY2002, SMBC took sweeping measures on unrealized losses resulting from the sluggish stock market. As a result, stockholdings at the end of March 2005 totaled approximately 2 trillion yen on an acquisition cost basis, approximately 4 trillion yen lower than at the time of the merger in April 2001. SMBC will continue to reduce stockholdings in FY2005 to achieve the target of reducing its equity portfolio to approximately half of Tier I capital in the medium term.

Unrealized losses on bonds classified in Other securities were approximately 100.0 billion yen in FY2003. After disposing unrealized losses in order to minimize its exposure to potential risks in FY2004, Unrealized gains on bonds classified in Other securities was 7.7 billion yen at the end of March 2005.

As a result, Unrealized gains on Other securities were 651.4 billion yen at the end of March 2005.

平成１７年９月８日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号 8316）

第三種優先株式の転換価額の修正に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）が発行しております第三種優先株式の転換価額は、当該優先株式の転換価額修正条項に基づき、下記のとおり修正されることとなりましたので、お知らせいたします。

記

１．　修正後転換価額　　８３０，９００円
　　（修正前転換価額　　６４４，２００円）

２．　適用日　　平成１７年１０月１日以降

（ご参考）

当社の連結子会社である株式会社三井住友銀行が発行しております第三種優先株式の転換価額につきましても、以下のとおり修正されることとなります。

（１）修正後転換価額　　８３０，９００円
　　（修正前転換価額　　６４４，２００円）

（２）適用日　　平成１７年１０月１日以降

以　上

File No. 82-4395
Exhibit B1(f)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Reset of Conversion Price of Type 3 Preferred Stock

TOKYO, September 8, 2005 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President: Teisuke Kitayama) hereby announces that the conversion price with respect to its Type 3 Preferred Stock (the "Preferred Stock") will be reset as described below in accordance with the terms and conditions of the Preferred Stock.

PARTICULARS

1. Conversion Price after the Reset	JPY830,900
(Conversion Price before the Reset	JPY644,200)
2. Effective Date	October 1, 2005

(Reference)

The conversion price with respect to Type 3 Preferred Stock of Sumitomo Mitsui Banking Corporation, a consolidated subsidiary of SMFG, will be also reset as follows.

(1) Conversion Price after the Reset	JPY830,900
(Conversion Price before the Reset	JPY644,200)
(2) Effective Date	October 1, 2005